     As filed with the Securities and Exchange Commission on July 12, 2001

                                                       Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------

                                 KINTANA, INC.
          (Exact name of the registrant as specified in its charter)

        Delaware                     7372                   94-3231359
    (State or other           (Primary Standard          (I.R.S. Employer
    jurisdiction of               Industrial           Identification No.)
    incorporation or         Classification Code
     organization)                 Number)
                                ---------------

                            1314 Chesapeake Terrace
                          Sunnyvale, California 94089
                                (408) 543-4400
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

                                ---------------

                                 Bryan E. Plug
                            Chief Executive Officer
                            1314 Chesapeake Terrace
                          Sunnyvale, California 94089
                                (408) 543-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

       Dennis R. DeBroeck, Esq.                Mark A. Bertelsen, Esq.
        Jeffrey R. Vetter, Esq.                 Jose F. Macias, Esq.
       Scott J. Leichtner, Esq.                 Burke F. Norton, Esq.
         Garth E. Bossow, Esq.                    Jae K. Kim, Esq.
      Patricio E. Garavito, Esq.           Wilson Sonsini Goodrich Rosati
          Fenwick & West LLP                  Professional Corporation
         Two Palo Alto Square                    650 Page Mill Road
      Palo Alto, California 94306         Palo Alto, California 94304-1050
            (650) 494-0600                         (650) 493-9300

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                             Proposed Maximum
           Title of Each Class of                Aggregate        Amount of
        Securities to be Registered          Offering Price(1) Registration Fee
-------------------------------------------------------------------------------
Common stock, $0.001 par value per share....    $70,000,000       $17,500.00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 12, 2001

                                       Shares

                            [LOGO OF KINTANA, INC.]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $ and $ per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "KNTA."

  The underwriters have an option to purchase a maximum of      additional
shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                         Underwriting
                                              Price to   Discounts and Proceeds to
                                               Public     Commissions    Kintana
                                            ------------ ------------- ------------
Per Share..................................     $            $             $
Total......................................    $             $            $

  Delivery of the shares of common stock will be made on or about      , 2001.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                             Dain Rauscher Wessels

                                                      U.S. Bancorp Piper Jaffray

                  The date of this prospectus is      , 2001.

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    2
Risk Factors........................    6
Special Note Regarding Forward-
 Looking Statements.................   18
Use of Proceeds.....................   19
Dividend Policy.....................   19
Capitalization......................   20
Dilution............................   22
Selected Consolidated Financial
 Data...............................   23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   25
Business............................   36

                                   Page
                                   ----
Management.......................   52
Related Party Transactions.......   63
Principal Stockholders...........   65
Description of Capital Stock.....   67
Shares Eligible for Future Sale..   70
Underwriting.....................   73
Notice to Canadian Residents.....   76
Legal Matters....................   77
Experts..........................   77
Where You May Find Additional
 Information.....................   77
Index to Consolidated Financial
 Statements......................  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.


                     Dealer Prospectus Delivery Obligation

   Until      , 2001 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

                                    Kintana

   We are a leading provider of software applications and services for technology chain management, or TCM. The technology chain is a complex and continually evolving set of business processes, participants, software applications and infrastructure through which companies conduct their business initiatives and operations. Our software and services enable companies to automate and manage their technology chain to substantially reduce the time and cost required to implement technology-intensive business solutions. Customers use our applications to automate tasks within the technology chain that historically have been performed manually, enabling significant improvements in the productivity of skilled professionals and reducing the risk of error in implementing technology initiatives. Our software allows seamless collaboration among business and technology teams and the multiple participants involved in the technology chain, enabling businesses to rapidly transform themselves so they can effectively respond to changing market conditions. In a study that we commissioned, IDC estimates that the market for technology chain management software will grow at a compound annual growth rate of approximately 76% from $207 million in 2001 to more than $2.0 billion by 2005.

   Businesses currently face a number of challenges in effectively responding to changing customer needs and market conditions. Technology solutions have become increasingly important to businesses, enabling them to capitalize on new market opportunities, improve operational efficiencies and reduce costs. Enterprise software such as enterprise resource planning, or ERP, customer relationship management, or CRM, supply chain management, or SCM, and human resource management systems, or HRMS, have fundamentally changed the way business is conducted. These applications provide a significant competitive advantage to businesses, allowing them to reach a broader customer base, provide better customer service, improve the speed and cost of procuring goods and services and better manage the finance and employee related aspects of their businesses.

   The technology chain has become increasingly complex as the number of participants and technologies involved has increased. With technology becoming business critical and more difficult to manage effectively, there is a need for technology chain management software that enables information technology, or IT, executives to respond to the challenges of effectively planning, deploying and managing technology initiatives. Information technology executives are under increasing pressure to speed up the deployment of revenue- generating applications or efficiency-enhancing technologies, reduce information technology costs and maximize return on technology-related investments. Although businesses have spent a significant amount on enterprise software, most IT departments still do not have comprehensive software solutions to implement, maintain and manage technology initiatives cost-effectively. Consequently, chief information officers and IT executives lack the visibility and control over the activities of their business units that other executives such as chief financial officers have gained through ERP, sales executives have realized using CRM and human resource executives have achieved through HRMS software. Our technology chain management software fills the need that IT organizations have for enterprise software and enables our customers to improve their return on investment in technology, business process automation and skilled professionals.

   Our goal is to be the leading provider of technology chain management software and services. Key elements of our strategy to achieve this goal include:

  .  maintaining and extending our product and technology leadership;

  .  developing and promoting the technology chain management market;

  .  expanding our direct and indirect sales channels;

  . leveraging our strategic relationships with technology and consulting companies;

  .  further developing our customer value services; and

  .  expanding our international presence.

   Our software products include Kintana Create, Kintana Drive, Kintana Deliver and Kintana Accelerators, and will include Kintana Dashboard beginning in the fourth quarter of 2001. Kintana Create enables customers to standardize technology-based processes by automating and managing request and requirement aggregation, prioritization and approval. Kintana Drive allows customers to streamline and standardize the planning, tracking and execution of technology initiatives. Kintana Deliver automates many of the complex tasks of moving a technology initiative through the review, sign-off, quality assurance and deployment phases. Kintana Accelerators provide built-in best practices and automation for specific applications such as those provided by BEA Systems, Oracle, PeopleSoft, SAP and Siebel Systems. Kintana Dashboard is designed to provide a single point of visibility and control over technology-based initiatives and IT operational tasks. We also offer professional services that are designed to help our customers maximize their return on investment in our products and other enterprise software.

   We market and sell our software and services primarily through our direct sales force. We also market and sell our software and services through joint sales efforts with systems integrators. As of June 30, 2001, we had licensed our products to more than 260 customers including Aetna, Andersen, Applied Materials, AT&T Broadband, Bausch & Lomb, BellSouth, Cisco Systems, Compaq, Credit Suisse Group, Dell, General Electric, IBM Global Services, Ingersoll-Rand, Michelin, Motorola, Stanford University, Sun Microsystems, the United States Air Force and Verizon Wireless. Our target customers include enterprises in several markets, including technology, financial services, telecommunications and utilities, industrial, education and government.

   We incorporated in Delaware as Chain Link Technologies, Inc. in August 1995 and changed our name to Kintana, Inc. in August 2000. Our principal executive offices are located at 1314 Chesapeake Terrace, Sunnyvale, California, and our telephone number is (408) 543-4400. Our web site address is www.kintana.com. Information on our web site is not part of this prospectus.

                              Recent Developments

   In April, June and July 2001, we sold an aggregate of 2,126,407 shares of our Series B convertible participating preferred stock and 287,770 shares of our Series B-1 convertible participating preferred stock for aggregate gross proceeds to us of $16.8 million.

                                  The Offering

Common stock offered..................     shares

Common stock to be outstanding after
 this offering........................     shares

Use of proceeds....................... General corporate purposes, including working capital, and redemption of our
                                       redeemable preferred stock. See "Use of
                                       Proceeds."
Proposed Nasdaq National Market
 Symbol............................... KNTA

   The number of shares of our common stock to be outstanding after this offering is based on 35,848,679 shares outstanding on June 30, 2001, and includes 615,615 shares of our Series B convertible participating preferred stock sold in July 2001 and 14,386 shares subject to warrants that will be exercised prior to the completion of this offering. This number excludes:

  . 5,320,324 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2001 at a weighted average exercise price of $2.34 per share;

  . 840,222 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2001 at a weighted average exercise price of $2.38 per share; and

  . 4,500,834 shares that are available for future issuance under our stock option and stock purchase plans.

   Kintana, the Kintana logo, Kintana Create, Kintana Drive, Kintana Deliver, Kintana Accelerator and Kintana Dashboard are our trademarks. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their respective owners.

   Except as otherwise indicated, information in this prospectus assumes the following:

  . the conversion of all of the outstanding shares of our convertible participating preferred stock, which we refer to as our Series A convertible participating preferred stock into common stock upon the completion of this offering;

  . the conversion of all of the outstanding Series B convertible participating preferred stock into shares of common stock on a one-for-one basis upon the completion of this offering;

  . redemption of the 1,391,212 outstanding shares of redeemable preferred stock upon the completion of this offering;

  . exercise by us in full of our right to repurchase some of the shares of our common stock issuable upon the automatic conversion of our Series B-1 convertible participating preferred stock upon the completion of this offering at $0.001 per share, which would result in an effective conversion rate equal to that of the Series B convertible participating preferred stock;

  . no exercise of outstanding options and the warrants to purchase our common stock and Series B convertible participating preferred stock; and

  .  no exercise of the underwriters' over-allotment option.

                      Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

                                                              Three Months
                                  Years Ended December 31,   Ended March 31,
                                  -------------------------  ----------------
                                   1998    1999      2000     2000     2001
                                  ------- -------  --------  -------  -------
Consolidated Statements of
 Operations Data:
Revenues......................... $11,250 $19,333  $ 35,834  $ 5,088  $13,100
Cost of revenues(1)..............   4,277   6,241    15,377    2,882    5,550
Gross profit.....................   6,973  13,092    20,457    2,206    7,550
Total operating expenses(1)......   6,721  13,971    52,060    7,528   14,961
Income (loss) from operations....     252    (879)  (31,603)  (5,322)  (7,411)
Net income (loss)................     121  (1,260)  (31,200)  (5,377)  (7,310)
Net income (loss) per share:
  Basic ......................... $  0.01 $ (0.06) $  (1.19) $ (0.21) $ (0.29)
  Diluted........................ $  0.00 $ (0.06) $  (1.19) $ (0.21) $ (0.29)
  Pro forma--basic and diluted...                  $  (1.06)          $ (0.24)
Number of shares used in
 computing per share amounts:
  Basic..........................  24,066  24,344    26,406   25,839   27,383
  Diluted .......................  26,175  24,344    26,406   25,839   27,383
  Pro forma--basic and diluted...                    29,411            30,423

-------
(1) Cost of revenues includes non-cash charges of $0 for 1998, $145,000 for 1999, $3.9 million for 2000, $923,000 for the three months ended March 31, 2000 and $905,000 for the three months ended March 31, 2001, related to amortization of deferred stock compensation.

   Operating expenses include non-cash charges of $0 for 1998, $1.7 million for 1999, $10.0 million for 2000, $2.1 million for the three months ended
   March 31, 2000 and $2.4 million for the months ended March 31, 2001, related to amortization of deferred stock compensation.

   See Notes 1 and 8 of notes to consolidated financial statements for an explanation of the determination of the amounts used in computing net income
(loss) per share and pro forma net loss per share amounts.

   The following table presents a summary of our consolidated balance sheet data as of March 31, 2001:

  . on an actual basis;

  . on a pro forma basis to reflect the sale of 2,126,407 shares of Series B convertible participating preferred stock and 287,770 shares of Series B-1 convertible participating preferred stock subsequent to March 31, 2001 for aggregate gross proceeds of $16.8 million, as well as the conversion of all outstanding shares of our Series A, Series B and Series B-1 convertible participating preferred stock into common stock upon completion of this offering; and

  . on a pro forma as adjusted basis to reflect the receipt of the estimated
    net proceeds from the sale of      shares of common stock offered by us
    at an assumed initial public offering price of $   per share, after
    deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the redemption of all outstanding shares of our redeemable preferred stock upon completion of this offering.

                                                     As of March 31, 2001
                                                -------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                --------  --------- -----------
                                                        (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents...................... $    341   $17,120     $
Working capital (deficiency)...................   (5,257)   11,522
Total assets...................................   21,474    38,253
Redeemable preferred stock.....................    4,011     4,011      --
Convertible participating preferred stock......   15,351       --       --
Total stockholders' equity (deficit)...........  (19,826)   12,304

                                  RISK FACTORS

   You should carefully consider the risks described below, together with all the other information included in this prospectus, before making a decision to buy our common stock. If any of the following risks actually materialize, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties presently not known to us or that we currently deem immaterial may also harm our business.

                         Risks Related to Our Business

We have incurred net losses recently, and we might not achieve or maintain profitability.

   We incurred net losses of $31.2 million in 2000 and $7.3 million for the first three months of 2001, and as of March 31, 2001, we had an accumulated deficit of $40.2 million. We expect our sales and marketing, professional services, research and development and general and administrative expenses to increase, and we have incurred, and expect to continue to incur, substantial non-cash costs relating to the amortization of deferred stock compensation. We will need to generate significant increases in revenues to achieve and maintain profitability, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information about our operating results.

Because our operating history in our current business is limited, it is difficult to evaluate our business and prospects.

   We have a limited operating history in our current business. Although we were incorporated in August 1995, we only recently released Kintana Drive in March 2001, released the most recent versions of Kintana Create and Kintana Deliver in March 2001, and we intend to release our Kintana Dashboard product and new versions of each of our other software products in the fourth quarter of 2001. We also intend to pursue services revenues from implementations of our software products. However, in the past, we derived a substantial portion of our revenues from professional services not related to product implementations. The revenues and income potential of our current business and market are unproven. We will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets, including the risks described elsewhere in this section. Our business strategy may not be successful and we may not be able to successfully address these risks. In addition, because of our limited operating history, we have limited insights into trends that may emerge and affect our business.

Fluctuations in our quarterly revenues and operating results might cause our stock price to decline.

   Our licenses revenues for each quarter are difficult to forecast because they depend on orders shipped in that quarter. In addition, a significant portion of our professional services revenues is based on the number of licenses that we sell each quarter. Additionally, we have typically recognized a substantial percentage of revenues in the last month of each quarter.

   A high percentage of our operating expenses is essentially fixed in the short term and we may be unable to adjust spending to compensate for an unexpected shortfall in our revenues. In addition, we expect our operating expenses to increase as we:

  . expand our engineering, sales, professional services and marketing operations;

  .  promote the Kintana brand;

  .  promote the technology chain management market;

  .  broaden our customer service and support capabilities;

  . attempt to establish and develop strategic alliances and new distribution channels;

  .  fund increased levels of research and development; and

  .  build our operational infrastructure.

   If our revenues do not grow faster than the increase in these expenses, we could experience significant variations in operating results from quarter to quarter.

   Our operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate unpredictably in the future. Many of the factors that could contribute to fluctuations in our quarterly results are described elsewhere in this "Risk Factors" section. It is possible that in some future periods our results of operations may not meet or exceed the expectations of the market or investors. If this occurs, the price of our common stock is likely to decline.

Our operating results may be adversely affected by delays in customer orders.

   Delays in customer orders can cause significant variability in our licenses revenues and operating results for any particular period. In the past, a substantial majority of our product sales has occurred near the end of each quarter. Any delay in product sales could have a material adverse affect on our operating results for that quarter. This problem is increased by the fact that our typical order size has usually been in excess of $100,000, and we have recently experienced some order sizes in excess of $1.0 million. In addition, in recent quarters, several large orders have accounted for a significant portion of our total revenues for those quarters. If we experience delays with respect to any large orders, our revenues for a quarter would be negatively impacted.

Our lengthy sales cycle makes it difficult to predict our quarterly results.

   We have a long sales cycle because we generally need to educate potential clients regarding the use and benefits of our products. In addition, potential customers often require time to evaluate the costs and benefits of our products. As a result, our sales cycle has typically ranged from approximately three to nine months, although it can take longer. Customers are often cautious in making decisions to acquire our products, because purchasing our products typically requires a significant commitment of capital, and this has been exacerbated due to recent economic conditions. Delays in completing sales can arise while customers complete their internal procedures to approve large capital expenditures and test and consider our products. We may incur substantial sales and marketing expenses and expend significant management effort while potential customers are evaluating our products. If we do not receive orders for our products as we anticipate, our operating results could be harmed.

   In addition, our sales strategy is to target executive-level officers of a company, such as chief executive officers, chief technology officers or chief information officers. We may experience difficulty in gaining immediate access to these executives. Delays in access to the targeted individuals may lengthen the sales cycle for our products and make it more difficult to forecast our results.

The market for our products is newly emerging and customers may not accept our products.

   The market for software products that allow companies to manage their technology chain is newly emerging. Companies have not traditionally attempted to use software products to manage their technology chain. We cannot be certain that this market will continue to develop or that companies will elect to use our products rather than attempt to develop applications internally or through other sources. Companies that have already invested substantial resources in other methods of managing their technology chain may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems or methods. We expect that we will need to continue to pursue intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products. These efforts may be costly, and may not yield returns sufficient to recoup our costs. Accordingly, demand for and market acceptance of our products is highly uncertain and difficult to predict.

The market may not accept any of our new or future products and enhancements.

   If we fail to deliver product enhancements or new products that customers want, it will be more difficult for us to succeed. We have recently released several new products and new versions of existing products. In addition, we plan to introduce our Kintana Dashboard product during the fourth quarter of 2001. It is possible that the marketplace will not accept any of these products or our future products. Even if these products are accepted by the marketplace, we cannot assure you that revenues generated from these products will be greater than the expenses incurred in developing and marketing them. If these products do not achieve market acceptance or do not generate revenues greater than the expenses incurred in developing and marketing them, our operating results could be harmed.

We rely heavily on sales of Kintana Deliver and Kintana Create, and if either of them do not achieve market acceptance, our business and operating results would be seriously harmed.

   We have generated substantially all of our licenses revenues since 1998 from sales of Kintana Deliver and Kintana Create. We believe that these products will continue to generate a substantial portion of our licenses revenues for the foreseeable future. Furthermore, a significant portion of our professional services revenues is based on the number of licenses that we sell each quarter. Our inability to increase sales of these products would seriously harm our business and operating results.

In the past, we have derived significant amounts of our revenues from a limited number of customers and this trend could continue.

   In 1999, sales to one customer accounted for approximately 13% of our total revenues and sales to one customer accounted for approximately 17% of our total revenues in 2000. In addition, in the three months ended March 31, 2001, sales to two different customers together accounted for approximately 22% of our total revenues. We may continue to derive a significant portion of our revenues from a relatively small number of customers in the future. In addition, as of March 31, 2001, three customers accounted for approximately 36% of our accounts receivable. If we continue to experience this customer concentration, any delays in payment by large customers could harm our cash position.

Our management and internal systems may not be adequate to handle our growth.

   We are growing rapidly, and failure to manage our growth could harm our business. We have recently experienced a period of significant expansion of our operations that has placed a significant strain upon our management systems and resources. For example, we have grown from 61 employees as of December 31, 1998 to 288 employees as of June 30, 2001, and we plan to further increase our total headcount. If we are unable to manage our anticipated growth and expansion, our business will be seriously harmed.

   Our expansion has resulted and will continue to result in substantial demands on our management resources. Our ability to compete effectively and to manage anticipated future expansions of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee workforce. We are currently in the process of implementing new systems to manage our financial and human resources infrastructure. We may encounter difficulties in transitioning to the new enterprise resource planning software system. In addition, because our financial system is hosted by a third party, we depend on this third party for the operation and maintenance of this system. Even after we implement these systems, our personnel, systems, procedures and controls may be inadequate to support our future operations.

Our products may contain errors or defects, which could result in the rejection of our products and damage to our reputation, as well as lost revenues and diverted development resources.

   Our software products are complex and may contain defects or failures that may be detected at any point in the product's life. We have discovered software defects in the past in some of our products after their release. Although past defects have not had a material adverse effect on our results of operations, in the future we may experience delays or lost revenues caused by new defects. Despite our testing, defects and errors might still be found in new or existing products, and may result in delayed or lost revenues, loss of market share, failure to achieve market acceptance, reduced customer satisfaction, diversion of development resources and damage to our reputation.

We depend on marketing and technology relationships that may generally be terminated at any time, and if our current and future relationships are not successful, our growth may be limited.

   We rely on marketing and technology relationships with a variety of companies that, among other things, generate some of the leads for sales of our products. These marketing and technology relationships include relationships with:

  .  systems integrators and consulting firms;

  .  vendors of electronic commerce and Internet software;

  . vendors of software designed for customer relationship management or for management of organizations' operational information; and

  .  vendors of technology infrastructure products.

   If we cannot maintain and further develop our existing marketing and technology relationships or develop new relationships, we may have difficulty increasing the sales of our products and our growth may be limited. While these companies do not sell or distribute our products, we believe that a portion of our direct sales results from leads generated by vendors of software applications that work with our products. Our marketing and technology relationships are generally not formalized in written agreements, and the relationships that are governed by written agreements generally can be terminated by either party with little or no prior notice. Some of these agreements require us to make payments to these companies for providing us with qualified customer leads. The generation of leads to date by these companies has not generally satisfied the specified criteria and therefore our payments for leads have been immaterial in amount.

   Companies with which we have marketing or technology relationships may promote products of several different companies, including, in some cases, products that offer some of the functionality that our products offer. These companies may not devote adequate resources to promoting our products. We may not be able to maintain these relationships or enter into additional relationships.

   In addition, we depend on our technology relationships in developing our products to operate with software applications provided by those companies. For example, our product architecture currently requires our customers to license an Oracle database. If our technology relationship with Oracle were to diminish or end, or if Oracle were to significantly modify its database software, sales of our products could be delayed or reduced, we could incur significant development costs or our product development efforts may be impaired in other ways, any of which could negatively impact our operating results.

Failure to maintain the support of third-party consultants may limit our ability to penetrate our markets.

   We believe a significant portion of our sales is influenced by the recommendations of our products made by systems integrators, consulting firms and other third parties that help develop and deploy software for our customers. Losing the support of these third parties may limit our ability to penetrate our markets. These third parties are under no obligation to recommend or support our products, and often have relationships with other software companies. Third-party consultants could recommend or give higher priority to the products of other companies or to their own products. A significant shift by these companies toward favoring other products or services could negatively affect our licenses and services revenues.

Because we primarily depend on direct sales to sell our products, our future growth will be constrained by our ability to hire and train new sales personnel.

   We sell our products primarily through our direct sales force, and we expect to continue to do so in the near future. Our ability to increase our product sales is limited by our ability to hire and train direct sales personnel, and we believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge that we need. Other software companies may have greater resources to hire personnel with these skills and this knowledge. Currently, we are trying to hire additional sales people and have recently hired a new Senior Vice President of Sales. If we are not able to hire and retain experienced and competent sales personnel or if these personnel do not become productive quickly, our business would be harmed. Furthermore, because we depend on our direct sales force, any turnover in our sales force could significantly harm our operating results. Sales force turnover tends to slow sales efforts until replacement personnel can be recruited and trained to become productive.

If we do not further develop our indirect sales channels, we will be less likely to increase our revenues.

   If we do not further develop indirect sales channels, we may miss sales opportunities that might be available through these channels. For example, domestic and international resellers may be able to reach new customers more quickly or more effectively than our direct sales force. We currently plan to invest significant resources to develop these indirect sales channels. We may not succeed in establishing a channel that can market our products effectively and provide timely and cost-effective customer support and services. In addition, we may not be able to manage our conflicts across our various sales channels, and our focus on increasing sales through our indirect channel may divert management resources and attention from direct sales.

If we lose our key personnel, we may not be able to manage our business successfully.

   Our success depends heavily upon the continued contributions of our key management personnel, whose knowledge, leadership and technical expertise would be difficult to replace. In particular, we rely upon the leadership of Bryan E. Plug, our Chief Executive Officer, and Raj Jain, our President and Chief Technology Officer, as well as the rest of our executive management team and key technical, sales and professional services personnel. Competition for personnel is intense in our industry and geographic area. None of our executive officers is bound by an employment agreement for any specific term or which prevents them from terminating their employment at any time. Our business may be seriously harmed if we lose the services of one or more of our executive officers.

If we fail to attract, retain and motivate qualified employees, our ability to execute our business plan would be compromised.

   In order to grow our business successfully and maintain a high level of quality and service, we will need to recruit, retain and motivate additional highly skilled sales, professional services and engineering personnel. If we are not able to hire, train and retain a sufficient number of qualified employees, our growth will be impaired. Furthermore, new employees require training, take time to achieve full productivity and may be difficult to retain. As a result, from time to time we may have inadequate levels of staffing and this could limit our growth.

We may be unable to grow the demand for our professional services or expand our organization to meet growing demand, which could affect both our operating results and our ability to assist our clients with the implementation of our products.

   Our professional services organization typically installs our software on customers' systems and assists with support, training and consulting. Additionally, a smaller portion of our professional services personnel performs consulting services for enterprise software. We may not be able to maintain or grow the demand for either type of consulting service. If demand for these services does grow, we may not be able to attract or retain a sufficient number of the highly qualified professional services personnel that our business requires. New professional services personnel will require training and education and will require time to reach full productivity. To meet our needs for services personnel, we may also need to use more costly third-party consultants to supplement our own professional services organization if we are unable to attract sufficient numbers of professional services personnel.

Implementation of our products by large customers may be complex, and customers could become dissatisfied if implementation of our products proves difficult, costly or time-consuming.

   Our products must integrate with many existing computer systems and software programs used by our customers. Integrating with other computer systems and software programs can be complex, time-consuming and expensive and could cause delays in the deployment of our products. Because the market for our products is new, many customers will be facing these integration issues for the first time. Customers could become dissatisfied with our products if implementation proves to be difficult, costly or time-consuming, which could negatively impact our brand and reduce future sales.

If we do not sell additional licenses or enhanced versions or upgrades of our products to existing customers, we may not achieve revenue growth.

   We have derived a significant portion of our revenues in the past from sales to our existing customers. These sales have included licenses for additional users and licenses for our new products. To grow our revenues in the future, we will depend on sales of additional user licenses and products to our existing customers in addition to sales of licenses to new customers. Therefore, it is important that our customers are satisfied with their initial product implementations and that they believe that expanded use of the products they purchased will provide them with additional benefits. Customers could choose not to purchase any new products or expand the use of our products. If we do not increase sales to new customers as well as maintain sales to existing customers, we may not be able to achieve revenue growth.

Many of our customers purchase our products for use when implementing and upgrading their enterprise software systems, and any decline in demand for these systems could reduce demand for our products and services.

   Many of our customers use our products in connection with implementing or upgrading their enterprise resource planning, customer relationship management, supply chain management or other enterprise software systems. We believe that future sales of our products and services will depend, in part, on the continued demand for implementation and upgrades of these enterprise software systems. As a result, any factor that adversely affects the market for these types of systems could also adversely affect the demand for our products and services. We cannot assure you that businesses will continue to purchase these enterprise software systems. If there is a decline in demand for these enterprise software systems, sales of our products and services could decline.

We may experience seasonality in our sales, which could cause our quarterly operating results to fluctuate.

   We have experienced seasonality in the sales of our products and services, and may experience this in the future. In the past, sales of our products and services in the first quarter of the year have been lower than in the fourth quarter of the year. Our professional services revenues may likewise be subject to seasonal fluctuations. Seasonal variations in our sales may lead to fluctuations in our quarterly operating results.

We depend on proprietary rights to develop and protect our technology.

   Our success and ability to compete substantially depends on our internally developed proprietary technologies, which we protect through a combination of patent, copyright, trade secret and trademark laws. No patents have been granted to us and as of July 9, 2001 we had 11 patent applications. Also, we currently own three registered trademarks, and we have trademarks for our name, logo and software products. Patent applications or trademark registrations may not be approved. Even if they are approved, our patents or trademarks may be successfully challenged by others or invalidated, or may not be sufficiently broad to adequately protect our technology or provide us with a competitive advantage. If our trademark registrations are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third-party owners, which might not be possible on commercially reasonable terms or at all. If we fail to protect or enforce our intellectual property rights successfully, our competitive position could suffer.

   We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

We could be subject to claims of infringement of third-party intellectual property, which could result in significant expense and loss of intellectual property rights.

   Our industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation, especially regarding patent rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. We may receive notices of claims that our products infringe or may infringe these rights. Any litigation to determine the validity of these claims, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, would likely be costly and time consuming and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in any litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If this litigation resulted in an adverse ruling, we could be required to:

  .  pay substantial damages;

  .  cease the use or sale of infringing products;

  .  discontinue the use of specified technology; or

  . obtain a license under the intellectual property rights of the third party claiming infringement, and these licenses may not be available on commercially reasonable terms, or at all.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

   We continue to invest in enhancing our international operations. We currently have operations in Europe with offices in the United Kingdom, France and Germany, and we opened a Latin American office in Argentina in 2001. We cannot assure you that our international revenues will exceed the expenses we have incurred in establishing our international operations. We plan to expand our operations into Asia and Australia. We currently have no presence in these areas, and we could be unsuccessful in executing our plans for expansion. Even if we successfully establish a presence in these areas, we may not sell as many of our products as expected. Any of these factors could seriously harm our international operations and, consequently, our business.

   We face risks that are inherent in conducting business internationally, including:

  . difficulties and costs of staffing and managing international operations;

  .  language and cultural differences;

  . the need to develop versions of our products specifically for a particular country;

  . difficulties in collecting accounts receivable and longer collection periods;

  .  seasonal business activity in certain parts of the world;

  .  fluctuations in currency exchange rates;

  .  legal and governmental regulatory requirements;

  .  economic or political instability;

  .  trade restrictions and barriers; and

  .  potentially adverse tax consequences.

   Any of these risks could have a significant impact on our ability to compete effectively in these markets.

   We have only a limited history of marketing, selling and supporting our products and services internationally. As a result, we may need to hire and train experienced personnel to staff and manage our foreign operations. We may experience difficulties in recruiting and training an international staff. Also, our success in some international markets may depend in part on our ability to enter into strategic relationships, such as reseller or system integrator relationships, with companies in those markets. If we are not able to develop and maintain successful strategic relationships internationally in some markets, our future growth in those markets could be limited.

   We currently have foreign sales denominated in the Euro, British pound and Canadian dollar, and may in the future have sales denominated in the currencies of additional countries in which we establish or have established sales offices. Any fluctuation in these foreign currencies or the applicable exchange rate may negatively impact our business, financial condition and results of operation. We have not previously engaged in foreign currency hedging. If we decide to hedge our currency by entering into contracts to sell foreign currency at the time a foreign currency receivable is generated, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. Increases in taxes, export quotas, custom duties or other trade restrictions could harm our business.

We might need additional capital in the future and additional financing might not be available.

   We intend to fund our future working capital and capital expenditure requirements from our existing cash, the cash received from this offering, cash generated from operating activities and bank financings. We also may need to raise additional funds to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. We cannot assure you that we will be able to obtain additional financing on favorable terms, if at all. If we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise necessary additional funds on acceptable terms, we may not be able to develop or enhance our products, fund expansion, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

   Our market is an emerging market and we expect competition to intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business. Our customers' requirements and the technology available to satisfy those requirements are continually changing. Therefore, we must be able to respond to these changes in order to remain competitive. Our competitors could vary in size and in the scope and breadth of the products and services they offer. In addition, we face potential competition from vendors of other enterprise software as they expand the functionality of their product offerings.

   Some of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many of our current and potential competitors have wider name recognition and more extensive customer bases, which could enable them to gain market share to our detriment. They may be able to undertake more extensive promotional activities, adopt more aggressive pricing strategies and offer purchasers more attractive terms than we can. Our competitors may develop products that are superior to ours or that achieve greater market acceptance. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products to address customer needs.

   Competitive pressures may make it difficult for us to acquire and retain customers and may require us to reduce the price of our products. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully against current or future competitors, our business would be seriously harmed.

Future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

   As part of our business strategy, we may seek to acquire or invest in businesses, products, or technologies that we believe would complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. Acquisitions could create risks for us, including:

  . difficulties in assimilation of acquired personnel, operations, technologies or products;

  .  unanticipated costs associated with the acquisition;

  .  diversion of management's attention from other business concerns;

  .  adverse effects on our existing business relationships; and

  . use of substantial portions of our available cash, including proceeds of this offering, to consummate the acquisition.

   In addition, if we consummate acquisitions through an exchange of securities, our stockholders could suffer significant dilution. Any future acquisitions, even if successfully completed, may not generate any additional revenues or provide any benefit to our business.

The energy crisis in California may result in increased operating expenses and reduced net income and harm to our operations due to power loss.

   California is currently experiencing an energy crisis and significant power shortages. As a result of the energy crisis, energy costs in California have risen dramatically over the past few months and may continue to rise for the foreseeable future. California has implemented, and may continue to implement, rolling blackouts throughout the state. Because our principal operating facilities are located in California, our operating expenses may increase significantly if this trend continues. Sustained or frequent power failures could also disrupt our operations and the operations of the third party systems integrators and other business partners we work with, which could limit our ability to effectively market, implement or otherwise provide our products and services to our customers. This could harm our customer relationships and our operating results could be negatively impacted.

                         Risks Related to Our Industry

The current general economic downturn and the overall reduction in corporate information technology spending could decrease demand for our software and related services that could adversely affect our revenue growth and operating results and the market price of our stock.

   Our operating results may vary significantly based on the impact of changes in global economic conditions on our customers. The macro-economic environment is more uncertain than in prior periods and has the potential to materially and adversely affect us. The revenue growth and profitability of our business depends on the overall demand for enterprise application software and services. Because our sales are primarily to large enterprises whose businesses fluctuate with general economic and business conditions, a softening of demand for enterprise application software and services caused by a weakening global economy may result in decreased revenues and lower growth rates.

   The recent economic downturn has resulted in an overall reduction in corporate information technology spending. Some of our competitors and customers have recently announced that the current economic conditions are adversely affecting their financial results. If potential customers decide to further reduce their information technology budgets by deferring or reconsidering product purchases, our revenue growth and operating results could be negatively impacted.

If the reliability of the Internet as a means of communication and a medium for commerce is adversely affected, our ability to effectively service our customers and operating results could be negatively impacted.

   Our success depends upon the continued growth in the use of the Internet as a medium for commerce and a means of communication. Our products communicate through public and private networks over the Internet. The success of our products may depend, in part, on our ability to use these networks. Critical issues concerning the use of the Internet including capacity, security, privacy and reliability remain unresolved and may affect our ability to communicate with our customers.

   We expect federal, state and foreign governments will adopt laws and regulations addressing these critical issues. It is possible that any legislation addressing these issues may not be resolved to our satisfaction or the satisfaction of our customers. If these critical issues are not resolved or addressed adequately by governments or private industry, our business, operating results, reputation, and financial condition could be materially and adversely affected. Further, if our customers are not satisfied with the resolution of these critical issues, our ability to leverage the use of the Internet to communicate with our customers and our customers interest in our products could be affected, and our financial condition and operating results negatively impacted.

If we fail to keep pace with rapid technological change and evolving industry standards, our products could become noncompetitive or obsolete.

   Our industry is characterized by rapid technological change, frequent new product introductions and enhancements, and evolving customer demands and industry standards. Our products may not be competitive if we fail to introduce new products or product enhancements that meet new customer demands, support new standards or integrate with new or upgraded versions of enterprise applications. The development of new products is complex, and we cannot assure you that we will be able to complete development in a timely manner, or at all. If we fail to enhance our products and develop new products to keep pace with competitive and technological developments and evolving industry standards on a timely basis, our failure to do so would harm our revenues and operating results. In addition, even if these products are developed and released, they may not achieve market acceptance. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. These delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products.

                         Risks Related to this Offering

The price of our common stock is likely to be volatile and subject to wide fluctuations.

   The market prices of the securities of technology-related companies have been especially volatile. Thus, the market price of our common stock is likely to be subject to wide fluctuations. If our revenues do not grow or grow more slowly than we anticipate, if our operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock would likely decline. You might be unable to resell your shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

You might not be able to sell your stock if no market develops for our stock.

   Prior to this offering, you could not buy or sell our common stock publicly. We have filed an application for the quotation of our common stock on The Nasdaq National Market. However, an active public market for our common stock may not develop or be sustained after the offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail in the open market.

Provisions in our charter documents might deter a company from acquiring us.

   Provisions of our certificate of incorporation and bylaws that will be in effect after this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. For example, we have adopted a classified board of directors, which may discourage a third party from making tender offers or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, because classification of the board of directors increases the difficulty of replacing a majority of the directors. This and other new provisions which make it more difficult for stockholders to remove directors from our board, eliminate the ability of stockholders to fill vacancies on the board and establish additional requirements for stockholders to take action may limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder unless specified conditions are met. For a description of these restrictions, see "Description of Capital Stock--Anti-takeover Provisions."

Our executive officers and directors exert substantial influence over us.

   We anticipate that our executive officers and our directors, and entities
affiliated with them, together will beneficially own approximately   % of our
outstanding common stock following the completion of this offering. As a result, these stockholders will be able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. In addition, four members of our board of directors are our employees. This concentration of ownership and influence may also have the effect of delaying or preventing a change in our control that may be viewed as beneficial by other stockholders.

Management could invest or spend the proceeds of this offering in ways with which the stockholders might not agree.

   Except for our obligation to use a portion of the net proceeds from this offering to redeem all outstanding shares of our redeemable preferred stock, we have no specific allocations for the net proceeds from this offering. Consequently, management will retain a significant amount of discretion over the application of these proceeds. Because of the number and variability of factors that will determine our use of these proceeds, our applications may vary substantially from our current intentions to invest the net proceeds of the offering in short-term, interest bearing, investment grade marketable securities.

Future sales of shares by existing stockholders could affect our stock price.

   If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Based on shares outstanding as of June 30, 2001, upon completion
of this offering we will have outstanding approximately     shares of common
stock. Of these shares, only the     shares of common stock sold in this
offering will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional 35,848,679 shares will be eligible for sale in the public market at various times, subject to volume limitations under Rule 144 of the Securities Act of 1933. See "Shares Eligible for Future Sale" for more information regarding shares of our common stock that may be sold by existing stockholders after the closing of this offering.

   In addition, the 5,320,324 shares subject to outstanding options as of June 30, 2001 will become eligible for sale in the public market, subject to vesting provisions of the option agreements and the lock-up agreements with the underwriters.

You will incur immediate and substantial dilution.

   The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, if you purchase common stock in this offering, you will incur immediate and
substantial dilution in the amount of $   per share, based on an assumed
initial public offering price per share of $ . We have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are exercised, you will incur further dilution. See "Dilution" for more information regarding this dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "could," "should," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "forecasts," "projects," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors."

   Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of     shares of our
common stock in this offering will be approximately $    million, or
approximately $   million if the underwriters exercise their over-allotment
option in full, at an assumed initial public offering price of $    per share,
after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   The principal purposes of this offering are to obtain additional working capital, establish a public market for our common stock and facilitate our future access to public capital markets. We will use approximately
$4.5 million, calculated as of March 31, 2001, of the net proceeds from this offering to redeem all outstanding shares of our redeemable preferred stock held by entities affiliated with TA Associates, plus accumulated dividends, as required by our certificate of incorporation. We currently expect to use the remainder of the net proceeds from this offering for general corporate purposes, including working capital. Our management will retain broad discretion in the allocation of the net proceeds of this offering. The amounts we actually spend will depend on a number of factors, including the amount of our future revenues and other factors described elsewhere in this prospectus. We may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, products or services. We have no present commitments or agreements with respect to any acquisition or investment. Pending these uses, we will invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently expect to retain earnings, if any, to finance the growth and development of our business, and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our loan agreement with a bank restrict our ability to pay cash dividends.

                                 CAPITALIZATION

   The following table presents our capitalization as of March 31, 2001 on:

  .  an actual basis;

  . a pro forma basis to reflect the sale of 2,126,407 shares of our Series B convertible participating preferred stock and 287,770 shares of our Series B-1 convertible participating preferred stock subsequent to March 31, 2001, the exercise of warrants to purchase 14,386 shares of our Series B-1 convertible participating preferred stock prior to the completion of this offering as well as the conversion of all outstanding shares of our Series A, Series B and Series B-1 convertible participating preferred stock into common stock upon the completion of this offering; and

  .  a pro forma as adjusted basis to reflect the receipt of the estimated
     net proceeds from the sale of         shares of common stock offered by
     us at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the redemption of all outstanding shares of our redeemable preferred stock upon completion of this offering.

   You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                      As of March 31, 2001
                                                 --------------------------------
                                                                       Pro Forma
                                                  Actual   Pro Forma  As Adjusted
                                                 --------  ---------  -----------
                                                 (in thousands except share and
                                                       per share amounts)
Cash and cash equivalents......................  $    341  $ 17,120    $
                                                 ========  ========    ========
Redeemable preferred stock, $0.001 par value
 per share; authorized: 1,391,212 shares actual
 and pro forma, none pro forma as adjusted;
 outstanding: 1,391,212 shares actual and pro
 forma, none pro forma as adjusted.............  $  4,011  $  4,011    $    --
Series A convertible participating preferred
 stock, Series B convertible participating
 preferred stock and Series B-1 convertible
 participating preferred stock, $0.001 par
 value per share; authorized: 7,182,424 shares
 actual and pro forma, none pro forma as
 adjusted; outstanding: 4,684,794 shares
 actual, none pro forma and pro forma as
 adjusted .....................................    15,351       --          --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value per share;
   authorized: none actual and pro forma;
   5,000,000 shares pro forma as adjusted;
   outstanding: none actual, pro forma and pro
   forma as adjusted...........................       --        --          --
  Common stock, $0.001 par value per share;
   authorized: 100,000,000 shares actual and
   pro forma, 200,000,000 shares pro forma as
   adjusted; outstanding: 28,743,036 shares
   actual, 35,856,393 shares pro forma and
   pro forma as adjusted.......................        29        36
  Additional paid-in capital...................    34,807    66,930
  Notes receivable from stockholders...........    (1,889)   (1,889)     (1,889)
  Deferred stock compensation..................   (12,590)  (12,590)    (12,590)
  Accumulated deficit..........................   (40,183)  (40,183)    (40,183)
                                                 --------  --------    --------
  Total stockholders' equity (deficit).........   (19,826)   12,304
                                                 --------  --------    --------
    Total capitalization.......................  $   (464) $ 12,304    $
                                                 ========  ========    ========

   The common stock to be outstanding after this offering excludes:

  . 4,957,078 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2001 at a weighted average exercise price of $2.19 per share;

  . 840,222 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2001 at a weighted average exercise price of $2.38 per share;

  . 1,356,366 additional shares of our common stock that were available for issuance under our stock option plans as of March 31, 2001; and

  . 3,500,000 additional shares of common stock to be available for issuance under our stock option and stock purchase plans after this offering.

                                    DILUTION

   Our pro forma net tangible book value as of March 31, 2001 was $12.3 million, or $0.34 per share of common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding at such date, adjusted to reflect the sale of 2,126,407 shares of our Series B convertible participating preferred stock and 287,770 shares of our Series B-1 convertible participating preferred stock subsequent to March 31, 2001 and the exercise of warrants to purchase 14,386 shares of our Series B-1 convertible participating preferred stock prior to the completion of this offering, and assuming the conversion of all outstanding shares of our Series A, Series B and Series B-1 convertible participating preferred stock into shares of common stock immediately prior to the closing of this offering. The dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering.

   After giving effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as adjusted as of March 31, 2001 would have been approximately $ million, or $ per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $ per share to new investors purchasing shares in this offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors.

Assumed initial public offering price per share.......................       $
  Pro forma net tangible book value per share as of March 31, 2001.... $0.34
  Increase per share attributable to new investors....................
                                                                       -----
Pro forma net tangible book value per share after the offering........
                                                                             ---
Dilution per share to new investors...................................       $
                                                                             ===

   The following table summarizes, on the same pro forma basis as of March 31, 2001, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $ per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 35,856,393       % $34,931,048       %     $0.97
New investors..............                                            $
                            ----------  -----  -----------  -----
  Total....................             100.0% $            100.0%
                            ==========  =====  ===========  =====

   The above information assumes no exercise of the underwriters' over-allotment option and excludes exercises of stock options and warrants after March 31, 2001. As of March 31, 2001 options to purchase 4,957,078 shares of our common stock were outstanding at a weighted average exercise price of $2.19 per share, and warrants to purchase 840,222 shares of our common stock were outstanding at a weighted average price of $2.38 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheets data as of December 31, 1999 and 2000 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2000 have been derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1998 and the selected consolidated statements of operations data for the year ended December 31, 1997 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of March 31, 2001 and the selected consolidated statements of operations data for the three months ended March 31, 2000 and 2001 have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The selected balance sheets data as of December 31, 1996 and 1997 and selected consolidated statement of operations data for the year ended December 31, 1996 have been derived from unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial data have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                                                       Three Months
                                 Years Ended December 31,             Ended March 31,
                          ------------------------------------------  ----------------
                           1996    1997    1998     1999      2000     2000     2001
                          ------  ------  -------  -------  --------  -------  -------
                                 (in thousands except per share amounts)
Consolidated Statements
 of Operations Data:
Revenues:
 Licenses...............  $  242  $1,303  $ 4,808  $ 8,535  $ 16,784  $ 1,847  $ 6,771
 Services...............   1,723   4,087    5,665    9,106    14,919    2,560    4,808
 Maintenance and
  support...............      13      97      777    1,692     4,131      681    1,521
                          ------  ------  -------  -------  --------  -------  -------
 Total revenues.........   1,978   5,487   11,250   19,333    35,834    5,088   13,100

Cost of revenues
 Licenses...............     --       33       57       75       130       25       26
 Services...............     589     555    4,055    5,806    10,869    1,830    4,301
 Maintenance and
  support...............     --       34      165      215       528      104      318
 Amortization of
  deferred stock
  compensation..........     --      --       --       145     3,850      923      905
                          ------  ------  -------  -------  --------  -------  -------
 Total cost of
  revenues..............     589     622    4,277    6,241    15,377    2,882    5,550
                          ------  ------  -------  -------  --------  -------  -------
Gross profit............   1,389   4,865    6,973   13,092    20,457    2,206    7,550
                          ------  ------  -------  -------  --------  -------  -------
Operating expenses:
 Sales and marketing....      18   1,506    2,354    5,906    25,574    2,891    8,392
 Research and
  development...........     529   1,494    3,200    3,370     9,478    1,597    2,695
 General and
  administrative........     276   1,385    1,167    2,959     6,998      950    1,464
 Amortization of
  deferred stock
  compensation..........     --      --       --     1,736    10,010    2,090    2,410
                          ------  ------  -------  -------  --------  -------  -------
 Total operating
  expenses..............     823   4,385    6,721   13,971    52,060    7,528   14,961
                          ------  ------  -------  -------  --------  -------  -------
Income (loss) from
 operations.............     566     480      252     (879)  (31,603)  (5,322)  (7,411)
Other income (expense),
 net....................     --      --       --        81      (123)     (55)     101
                          ------  ------  -------  -------  --------  -------  -------
Income (loss) before
 income taxes...........     566     480      252     (798)  (31,726)  (5,377)  (7,310)
Income tax (expense)
 benefit................    (228)   (203)    (131)    (462)      526      --       --
                          ------  ------  -------  -------  --------  -------  -------
Net income (loss).......  $  338  $  277  $   121  $(1,260) $(31,200) $(5,377) $(7,310)
                          ======  ======  =======  =======  ========  =======  =======
Net income (loss) per
 share:
 Basic..................  $ 0.01  $ 0.01  $  0.01  $ (0.06) $  (1.19) $ (0.21) $ (0.29)
 Diluted................  $ 0.01  $ 0.01  $  0.00  $ (0.06) $  (1.19) $ (0.21) $ (0.29)
 Pro forma--basic and
  diluted...............                                    $  (1.06)          $ (0.24)
Number of shares used in
 computing per share
 amounts:
 Basic..................  24,000  24,000   24,066   24,344    26,406   25,839   27,383
 Diluted................  24,000  24,000   26,175   24,344    26,406   25,839   27,383
 Pro forma--basic and
  diluted...............                                      29,411            30,423
Amortization of deferred stock compensation
 included in operating expenses:
 Sales and marketing ..........................    $    93  $  4,327  $   868  $ 1,129
 Research and development......................        151     3,433      760      870
 General and administrative....................      1,492     2,250      462      411
                                                   -------  --------  -------  -------
                                                   $ 1,736  $ 10,010  $ 2,090  $ 2,410
                                                   =======  ========  =======  =======

   See Notes 1 and 8 of notes to consolidated financial statements for an explanation of the determination of the amounts used in computing net income
(loss) per share and pro forma net loss per share amounts.

                                      December 31,
                          -------------------------------------  March 31,
                          1996    1997   1998   1999     2000      2001
                          -----  ------ ------ ------- --------  ---------
                                            (in thousands)
Consolidated Balance
 Sheets Data:
Cash and cash
 equivalents
 (overdraft)............  $ (17) $   84 $   23 $ 5,100 $  1,558  $    341
Working capital
 (deficiency)...........    499     344    202   6,229     (585)   (5,257)
Total assets............    602   1,808  3,221  13,654   18,803    21,474
Redeemable preferred
 stock..................    --      --     --    3,967    4,002     4,011
Convertible
 participating preferred
 stock..................    --      --     --    2,887   14,421    15,351
Total stockholders'
 equity (deficit).......    547     609    736     304  (15,871)  (19,826)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   We provide software applications and services that enable companies to automate and manage their technology chain and substantially reduce the time and cost required to implement technology intensive business solutions. We were founded in August 1995 and from that date through November 1997, we derived our revenues primarily from providing consulting services to companies developing and deploying eBusiness solutions. We also derived revenues from licensing Kintana Accelerators, which we released in August 1995. In November 1997, we introduced Kintana Deliver, our first software product targeted specifically for the technology chain management market. At that time, we began offering implementation services for our software. In April 1999, we introduced Kintana Create, another product in our technology chain management product suite.

   We currently derive revenues from three sources: licensing our software products, maintenance and support and professional services. Customers who license our Kintana Deliver, Kintana Create and Kintana Drive software products typically license the software for a perpetual term and pay a base license fee, with an additional fee based on the number of seats licensed by the customer. We typically charge customers a flat fee for licensing each of the Kintana Accelerators. We recognize revenue using the residual method according to the requirements of Statement of Position No. 97-2 "Software Revenue Recognition," as amended. Under the residual method, revenue in a multiple element arrangement is recognized when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Product license revenues are recognized when an agreement has been signed, delivery of products has occurred, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If support or professional services are included in an arrangement that includes a license agreement, amounts related to support or professional services are allocated based on vendor-specific objective evidence. Vendor-specific objective evidence for support and professional services is based on the price of each element when sold separately, or when not sold separately, the price established by management having the relevant authority.

   Maintenance and support revenues are derived from two sources, first-year maintenance and support and subsequent renewals. Our customers typically purchase maintenance and support agreements for product upgrades and help desk support at the time of the initial software license. We price our maintenance and support services as a percentage of the license fees and recognize revenues from these services ratably over the term of the agreement, typically one year. Historically, more than 90% of our customers have renewed their maintenance and support agreements annually.

   Our professional services organization typically installs our software on customers' systems and assists with support, education and consulting. Additionally, a portion of our professional services personnel performs eBusiness consulting related to other enterprise software. Our professional services are primarily billed on a time-and-materials basis and we recognize revenues as the services are performed. In addition, in the past we have occasionally offered professional services on a fixed-price basis and we recognized revenues on the completion of specific contractual milestones, or based on an estimated percentage of completion as work progresses.

   We primarily market our products and services through our direct sales force. Our revenues have been derived predominantly from accounts in North America and, more recently, Europe. We have offices in Argentina, Canada, France, Germany, the United Kingdom and the United States. We intend to expand within these markets and into additional markets.

   In connection with the grant of stock options to, and restricted stock purchases by, employees and non-employee consultants, we recorded aggregate deferred stock compensation charges of $30.2 million through March 31, 2001. Stock compensation charges represent the difference between the deemed fair value for financial reporting purposes of our common stock on the date of grant and the exercise price of options granted to, or the purchase price of restricted shares purchased during this period, multiplied by the number of shares. Deferred stock compensation is amortized over the vesting period of the options granted or stock purchased, which is typically four years, on an accelerated basis. Of the $30.2 million of deferred stock compensation charges we recorded through March 31, 2001, we recognized expenses of $434,000 in fiscal 1999, $13.9 million in fiscal 2000 and $3.3 million in the quarter ended March 31, 2001. In addition, we expect to recognize $6.7 million in the remainder of fiscal 2001, $4.3 million in fiscal 2002 and $1.6 million in subsequent years.

   We have incurred substantial costs to continue development of our technology and products, to recruit and train personnel for our engineering, sales, marketing and professional services departments and to establish an administrative organization. As a result, for the three months ended March 31, 2001, we had a net loss of $7.3 million, including amortization of deferred stock compensation of $3.3 million, and as of March 31, 2001, we had an accumulated deficit of $40.2 million. We have been experiencing rapid growth, having grown from 61 employees as of December 31, 1998 to 282 employees as of March 31, 2001. We believe our success depends on further increasing our customer base and, accordingly, we intend to continue to invest in sales, marketing, professional services, research and development and in our operational and financial systems. As a result of anticipated increases in our operating expenses and deferred stock compensation expenses, we expect to continue to incur operating losses for the foreseeable future, and will need to generate significant increases in revenues in order to become profitable.

Results of Operations

   The following table sets forth selected consolidated financial data expressed as a percentage of total revenues for the periods indicated (amounts may not add due to rounding):

                                                                  Three Months
                                              Years Ended             Ended
                                              December 31,          March 31,
                                             ------------------   ---------------
                                             1998   1999   2000    2000     2001
                                             ----   ----   ----   ------   ------
Revenues:
  Licenses..................................  43 %   44 %   47 %      36 %    52 %
  Services..................................  50     47     42        50      37
  Maintenance and support...................   7      9     12        13      12
                                             ---    ---    ---    ------   -----
    Total revenues.......................... 100    100    100       100     100
Cost of revenues:
  Licenses..................................   1     --     --        --      --
  Services (*)..............................  36     30     30        36      33
  Maintenance and support...................   1      1      1         2       2
  Amortization of deferred stock
   compensation.............................  --      1     11        18       7
                                             ---    ---    ---    ------   -----
    Total cost of revenues..................  38     32     43        57      42
                                             ---    ---    ---    ------   -----
Gross profit................................  62     68     57        43      58
                                             ---    ---    ---    ------   -----
Operating expenses:
  Research and development (*)..............  28     17     26        31      21
  Sales and marketing (*)...................  21     31     71        57      64
  General and administrative (*)............  10     15     20        19      11
  Amortization of deferred stock
   compensation.............................  --      9     28        41      18
                                             ---    ---    ---    ------   -----
    Total operating expenses................  60     72    145       148     114
                                             ---    ---    ---    ------   -----
Income (loss) from operations...............   2     (5)   (88)     (105)    (57)
Other income (expense), net.................   0      0      0        (1)      1
                                             ---    ---    ---    ------   -----
Income (loss) before income taxes...........   2     (4)   (89)     (106)    (56)
Income tax (expense) benefit................  (1)    (2)    (1)       --      --
                                             ---    ---    ---    ------   -----
Net income (loss)...........................   1 %   (7)%  (87)%    (106)%   (56)%
                                             ===    ===    ===    ======   =====
Gross profit for each revenue source:
  Licenses..................................  99%    99%    99%       99%    100%
  Services (*)..............................  28     36     27        29      11
  Maintenance and support...................  79     87     87        85      79

--------
(*) Excludes amortization of deferred stock compensation.

Three months ended March 31, 2000 and 2001

Revenues

   Our total revenues increased 157% from $5.1 million for the three months ended March 31, 2000 to $13.1 million for the three months ended March 31, 2001. Two customers accounted for 11.1% and 10.8% of our total revenues, respectively, for the three months ended March 31, 2001, and two different customers accounted for 16.7% and 10.9% of our total revenues, respectively, for the three months ended March 31, 2000. Our total international revenues for the three months ended March 31, 2001 were $3.9 million. Our total international revenues were not significant for the three months ended March 31, 2000.

   Licenses. Licenses revenues increased 267% from $1.8 million for the three months ended March 31, 2000 to $6.8 million for the three months ended March 31, 2001. The increase was due to an increase in the number of licenses we sold to new and existing customers, an increase in our average new order transaction size from $153,000 to $265,000, orders from existing customers and new product introductions. Licenses revenues represented 36% of total revenues for the three months ended March 31, 2000 and 52% of total revenues for the three months ended March 31, 2001.

   Services. Services revenues increased 88% from $2.6 million for the three months ended March 31, 2000 to $4.8 million for the three months ended March 31, 2001. The increase was primarily due to an increase in the number of product license sales, resulting in increased levels of implementation services and, to a lesser extent, an increase in eBusiness consulting engagements. Services revenues represented 50% of total revenues for the three months ended March 31, 2000 and 37% of total revenues for the three months ended March 31, 2001.

   Maintenance and support. Maintenance and support revenues increased 123% from $681,000 for the three months ended March 31, 2000 to $1.5 million for the three months ended March 31, 2001. The increase was due to an increase in our product license sales, as most customers elected to purchase first-year maintenance and support at the time of the initial license, and renewals of annual maintenance and support contracts by more than 90% of our customers. Maintenance and support revenues represented 13% of total revenues for the three months ended March 31, 2000 and 12% of total revenues for the three months ended March 31, 2001.

Cost of Revenues

   Our total cost of revenues increased 93% from $2.9 million for the three months ended March 31, 2000 to $5.6 million for the three months ended March 31, 2001. Total gross margins for any particular period are likely to fluctuate from previous periods based on the mix of products and services sold during that particular period.

   Licenses. Cost of licenses revenues consists of personnel that electronically deliver the license key and password to our customers and allocated overhead costs for that activity. Cost of licenses revenues increased 4% from $25,000 for the three months ended March 31, 2000 to $26,000 for the three months ended March 31, 2001. Cost of licenses revenues as a percentage of licenses revenues was 1% or less for each of the three months ended March 31, 2000 and 2001.

   Services. Cost of services revenues consists of salaries of professional services personnel and payments to third-party consultants incurred in connection with providing software implementation, training and consulting services. Cost of services revenues increased 135% from $1.8 million for the three months ended March 31, 2000 to $4.3 million for the three months ended March 31, 2001. Cost of services revenues as a percentage of services revenues was 71% for the three months ended March 31, 2000 and 89% for the three months ended March 31, 2001. Cost of services revenues as a percentage of services revenues varies from period to period due to the overall utilization rates of our professional services personnel, the mix of services we provide and whether our employees or third-party contractors provide these services. Our professional services personnel increased from 52 employees as of March 31, 2000 to 76 as of March 31, 2001, as a result of the growth in our professional services activities as well as consulting projects. We believe that our future growth depends, in part, on our ability to provide customers with high quality of support, training, consulting and implementation services. As a result, we intend to continue to grow our professional services organization.

   Maintenance and support. Cost of maintenance and support revenues consist of personnel maintaining a help desk facility to assist customers with technical issues related to our software, and the allocated overhead for that activity. Cost of maintenance and support revenues increased 206% from $104,000 for the three months ended March 31, 2000 to $318,000 for the three months ended March 31, 2001. The increase was primarily due to increased headcount. Cost of maintenance and support revenues as a percentage of maintenance and support revenues was 15% for the three months ended March 31, 2000 and 21% for the three months ended March 31, 2001.

   Amortization of deferred stock compensation. During the three months ended March 31, 2001 and March 31, 2000, we recorded amortization of deferred stock compensation of $905,000 and $923,000, respectively, related to cost of revenues.

Operating Expenses

   Sales and marketing. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, public relations, marketing materials and trade shows. Sales and marketing expenses increased 190% from $2.9 million for the three months ended March 31, 2000 to $8.4 million for the three months ended March 31, 2001. This increase was due to a significant increase in sales and marketing personnel from 46 employees as of March 31, 2000 to 95 employees as of March 31, 2001, increased marketing program expenditures and higher commissions resulting from the growth in the size of our license sales. We believe these expenses will continue to increase in future periods as we expect to continue to expand our sales and marketing efforts to promote further growth. We also anticipate that sales and marketing expenses may fluctuate as a percentage of total revenues from period to period as new sales personnel are hired and become more productive and as we release new products.

   Research and development. Research and development expenses consist of personnel costs to support the development of new releases for existing products and the development of new products. Research and development expenses increased 69% from $1.6 million for the three months ended March 31, 2000 to $2.7 million for the three months ended March 31, 2001. This increase was primarily due to an increase in our research and development personnel from 42 employees as of March 31, 2000 to 74 employees as of March 31, 2001. We believe that continued investment in research and development is critical to maintaining a competitive advantage, and, as a result, we expect research and development expenses to increase in future periods. To date, all software development costs have been expensed in the period incurred.

   General and administrative. General and administrative expenses consist primarily of salaries and other related costs, information systems, human resources, legal and accounting services and facilities-related expenses. General and administrative expenses increased 54% from $950,000 for the three months ended March 31, 2000 to $1.5 million for the three months ended March 31, 2001. This increase was due to additional personnel and facilities expenses necessary to support our expanding operations. We believe general and administrative expenses will increase due to increased staffing and infrastructure expenses necessary to support our continued growth and the expenses associated with operating as a public company.

   Amortization of deferred stock compensation. During the three months ended March 31, 2001 and March 31, 2000, we recorded amortization of deferred stock compensation of $2.4 million and $2.1 million, respectively, related to stock option grants and restricted stock purchases related to operating expenses.

Other Income (Expense), Net

   Other income primarily consists of interest earned on our cash balances and interest earned on notes receivable. Other expense primarily consists of interest on borrowings under our line of credit. Other income (expense), net, was $(55,000) for the three months ended March 31, 2000 and $101,000 for the three months ended March 31, 2001.

Provision for Income Taxes

   No provision for federal and state income taxes has been recorded for the quarters ended March 31, 2000 and 2001 because of our net losses.

Years Ended December 31, 2000, 1999 and 1998

Revenues

   We have experienced rapid growth from 1998 to 2000. Our revenues increased 72% from $11.3 million for 1998 to $19.3 million for 1999 and increased 85% to $35.8 million for 2000. One customer accounted for 22.9% of our total revenues in 1998, one customer accounted for 13.2% of our total revenues in 1999 and one customer accounted for 17.3% of our total revenues in 2000.

   Licenses. Licenses revenues increased 78% from $4.8 million for 1998 to $8.5 million for 1999 and increased 97% to $16.8 million for 2000. These increases were primarily due to an increase in the number of licenses we sold to new and existing customers, the introduction of our Kintana Create product in April 1999, our expanded sales force and increased average selling prices for new customers from $118,000 in 1998, to $132,000 in 1999 and $199,000 in 2000. In
addition, our customer base increased from 94 customers in 1998 to 143 in 1999 and to 214 in 2000. Licenses revenues represented 43% of total revenues for 1998, 44% for 1999 and 47% for 2000.

   Services. Services revenues increased 61% from $5.7 million for 1998 to $9.1 million for 1999 and increased 64% to $14.9 million for 2000. These increases were primarily due to the increase in the average size of product license sales, resulting in increased levels of implementation services and, to a lesser extent, an increase in eBusiness consulting engagements. Services revenues represented 50% of total revenues for 1998, 47% for 1999 and 42% for 2000.

   Maintenance and support. Maintenance and support revenues increased 118% from $777,000 for 1998 to $1.7 million for 1999 and increased 144% to $4.1 million for 2000. These increases were due to an increase in our license sales, as most customers elected to purchase first-year maintenance and support contracts at the time of the initial license, and more than 90% of our customers renewing their maintenance and support contracts. Maintenance and support revenues represented 7% of total revenues for 1998, 9% for 1999 and 12% for 2000.

Cost of Revenues

   Our total cost of revenues increased 46% from $4.3 million for 1998 to $6.2 million for 1999 and increased 146% to $15.4 million for 2000.

   Licenses. Cost of licenses revenues increased 32% from $57,000 for 1998 to $75,000 for 1999 and increased 73% to $130,000 for 2000. The increases were due to increased compensation costs and overhead allocations during these periods. Cost of licenses revenues was 1% or less of licenses revenues for each of 1998, 1999 and 2000.

   Services. Cost of services revenues increased 43% from $4.1 million for 1998 to $5.8 million for 1999 and increased 87% to $10.9 million for 2000. These increases were due to an increased number of professional services personnel from 23 as of December 31, 1998 to 38 as of December 31, 1999 and to 69 as of December 31, 2000. Cost of services revenues was 72% of services revenues for 1998, 64% for 1999 and 73% for 2000.

   Maintenance and support. Cost of maintenance and support revenues increased 30% from $165,000 in 1998 to $215,000 in 1999 and increased 146% to $528,000 for 2000. The increases were due to a small increase in the number of support personnel in 2000. Cost of maintenance and support revenues was 21% of maintenance and support revenues for 1998, 13% for 1999 and 13% for 2000.

   Amortization of deferred stock compensation. We recorded amortization of deferred stock compensation of $0 in 1998, $145,000 in 1999 and $3.9 million in 2000 related to cost of revenues.

Operating Expenses

   Sales and marketing. Sales and marketing expenses increased 151% from $2.4 million for 1998 to $5.9 million for 1999 and increased 333% to $25.6 million for 2000. The increases were due to the building of our sales, marketing and alliances groups in the second half of 1999 and throughout 2000 and a substantial increase in sales and marketing personnel from 10 employees as of December 31, 1998 to 38 as of

December 31, 1999 and to 96 as of December 31, 2000. We incurred a one-time expense of $3.5 million in 2000 relating to the changing of our company name and a branding campaign.

   Research and development. Research and development expenses increased 5% from $3.2 million for 1998 to $3.4 million for 1999 and increased 181% to $9.5 million for 2000. The increases were due to increases in engineering personnel from 22 employees as of December 31, 1998 to 36 as of December 31, 1999 and to 69 as of December 31, 2000.

   General and administrative. General and administrative expenses increased 154% from $1.2 million for 1998 to $3.0 million for 1999 and increased 136% to $7.0 million for 2000. The increases were due to increased personnel and facility expenses necessary to support our expanding operations and, to a lesser extent, costs related to the establishment of our European operations in June 1999. In addition, we recorded a one-time write-off of non-recurring costs of approximately $1.0 million in the quarter ended December 31, 2000.

   Amortization of deferred stock compensation. We recorded amortization of deferred stock compensation of $0 in 1998, $1.7 million in 1999 and $10.0 million in 2000 related to operating expenses. We recorded a deemed dividend of $1.4 million relating to favorable terms of Series A convertible participating and redeemable preferred stock sold in 1999.

Other Income (Expense), Net

   Other income (expense), net was $0 for 1998, $81,000 for 1999 and $(123,000) for 2000. The decrease in 2000 was due to utilization of our bank line of credit and the resulting interest expense.

Income Tax

   The $526,000 tax benefit in 2000 represents the benefit of net operating losses applied to 1999 and 1998.

Quarterly Results of Operations

   The following table sets forth our unaudited consolidated results of operations data for each of the six quarters in the period ended March 31, 2001. This information is unaudited and has been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. You should not draw any conclusions about future results from the results of operations for any quarter.

                                                   Three Months Ended
                          ---------------------------------------------------------------------
                          December 31, March 31, June 30,  September 30, December 31, March 31,
                              1999       2000      2000        2000          2000       2001
                          ------------ --------- --------  ------------- ------------ ---------
                                                     (in thousands)
Revenues:
 Licenses...............     $3,487     $ 1,847  $ 3,861      $ 5,171      $  5,905    $ 6,771
 Services...............      2,579       2,560    4,169        3,828         4,362      4,808
 Maintenance and
  support...............        542         681      894        1,178         1,378      1,521
                             ------     -------  -------      -------      --------    -------
 Total revenues.........      6,608       5,088    8,924       10,177        11,645     13,100
Cost of revenues:
 Licenses...............         13          25       44           20            41         26
 Services (*)...........      1,719       1,830    2,892        2,881         3,266      4,301
 Maintenance and
  support...............         69         104      117          110           197        318
 Amortization of
  deferred stock
  compensation..........        117         923      851        1,057         1,019        905
                             ------     -------  -------      -------      --------    -------
 Total cost of
  revenues..............      1,918       2,882    3,904        4,068         4,523      5,550
                             ------     -------  -------      -------      --------    -------
Gross profit............      4,690       2,206    5,020        6,109         7,122      7,550
Operating expenses:
 Sales and marketing
  (*)...................      2,854       2,891    4,425        8,303         9,955      8,392
 Research and
  development (*).......      1,057       1,597    1,905        2,777         3,199      2,695
 General and
  administrative (*)....      1,056         950    1,314        1,667         3,067      1,464
 Amortization of
  deferred stock
  compensation..........        234       2,090    2,276        2,817         2,827      2,410
                             ------     -------  -------      -------      --------    -------
 Total operating
  expenses..............      5,201       7,528    9,920       15,564        19,048     14,961
                             ------     -------  -------      -------      --------    -------
Loss from operations....       (511)     (5,322)  (4,900)      (9,455)      (11,926)    (7,411)
Other income (expense),
 net....................         60         (55)      64          (68)          (64)       101
                             ------     -------  -------      -------      --------    -------
Loss before income
 taxes..................       (451)     (5,377)  (4,836)      (9,523)      (11,990)    (7,310)
Income tax (expense)
 benefit................       (154)        --       131           (3)          398        --
                             ------     -------  -------      -------      --------    -------
Net loss................     $ (605)    $(5,377) $(4,705)     $(9,526)     $(11,592)   $(7,310)
                             ======     =======  =======      =======      ========    =======

--------
(*) Excludes amortization of deferred stock compensation.

   Revenues. Our revenues have generally increased over the six quarterly periods ended March 31, 2001. The increases in revenues reflect the increase in the number of our customers, increased sales of product licenses to existing customers, as well as renewal rates in excess of 90% for our maintenance and service agreements. Licenses revenues declined in the three months ended March 31, 2000 due to our decision to pursue a new sales strategy focused on enterprise-level sales and a change in our sales management personnel. Services revenues declined in the three months ended September 30, 2000 due to delays in the timing of customer implementations of our products and a temporary reduction of eBusiness consulting.

   Cost of revenues. Cost of revenues have generally increased in each of the six quarterly periods ended March 31, 2001. The increases in cost of revenues during the same periods were primarily due to substantial increases in professional services personnel during these periods.

   Operating expenses. Our operating expenses increased in each of the five quarterly periods ended December 31, 2000 primarily due to our significant growth in all areas. The increase in sales and marketing expenses in the quarter ended September 30, 2000 was primarily due to a substantial increase in sales personnel, and the increase in sales and marketing expenses in the quarter ended December 31, 2000 was primarily due to an increase in sales personnel, increased sales commissions due to the achievement of sales targets and expenditures for the branding campaign to increase awareness of our name change. General and administrative costs increased in the quarter ended December 31, 2000 primarily due to a one-time write-off of non-recurring costs of approximately $1.0 million. Operating expenses for the quarter ended March 31, 2001 were lower than the previous two quarters primarily due to one-time, non-recurring expenses that were recorded in the third and fourth quarters of 2000.

   Our quarterly operating results have fluctuated in the past and we expect that they will continue to do so in the future as a result of a number of factors, many of which are outside of our control. You should not rely on period-to-period operating results as an indication of our future performance. Our licenses revenues for each quarter are difficult to forecast because they depend on orders shipped within that quarter. In addition, our professional services revenues are also affected by the amount of software licenses sold and the timing of implementation. A high percentage of our operating expenses are essentially fixed in the short term and we may be unable to adjust spending to compensate for an unexpected shortfall in our revenues. If our revenues do not grow faster than we increase expenses, we could experience significant variations in operating results from quarter to quarter.

Liquidity and Capital Resources

   Since our inception, we have financed our operations through a combination of private sales of our common and preferred stock, bank borrowings and cash generated from operations. Through March 31, 2001, we have generated $20.0 million of gross proceeds from sales of our common and preferred stock. Subsequent to March 31, 2001, and up to July 9, 2001 we sold additional shares of our Series B and Series B-1 convertible participating preferred stock for proceeds of approximately $16.8 million.

   As of March 31, 2001, we had $341,000 in cash and cash equivalents and a $5.3 million working capital deficiency, as compared to $1.6 million in cash and cash equivalents and a $585,000 working capital deficiency as of December 31, 2000. We also have a line of credit with a bank that enables us to borrow up to $7.5 million. The line of credit expires in August 2001. At March 31, 2001, we had $1.8 million outstanding under this line of credit. Any borrowings under the line are secured by substantially all of our assets and bear interest at the bank's prime rate plus 2.0% per year. As of March 31, 2001, the weighted average interest rate on these borrowings was 11.0%. The line of credit contains various financial and other covenants, which require us, among other things, to maintain a minimum ratio of tangible net worth. As of March 31, 2001, we were in compliance with these covenants. Our principal commitments at March 31, 2001 consisted of $14.9 million in commitments under operating and capital leases.

   Net cash provided by operating activities was $209,000 in 1998 and $792,000 in 1999 due to net income in 1998. Net cash used in operating activities was $14.3 million in 2000 due to the substantial increase in personnel during 2000. Net cash used in operating activities was $2.0 million for the three months ended March 31, 2001. The primary uses of cash in our operations are personnel costs and facilities costs.

   Net cash used in investing activities was $379,000 in 1998, $1.2 million in 1999 and $2.1 million in 2000. Net cash used in investing activities was $2.0 million for the three months ended March 31, 2001. In each period, net cash used in investing activities primarily resulted from capital expenditures for the purchase of computer hardware and software, furniture and fixtures and leasehold improvements. As of March 31, 2001, we had no material commitments for capital expenditures.

   Net cash provided by financing activities was $109,000 in 1998, $5.4 million in 1999 and $12.8 million in 2000. Net cash provided by financing activities was $2.8 million for the three months ended March 31, 2001. Net cash provided by financing activities in 1998 resulted primarily from borrowings under our line of credit. In 1999, net cash provided by financing activities resulted primarily from the proceeds of the private placement of our preferred stock, less $500,000 from the repayment of the outstanding balance of our line of credit. In 2000, net cash provided by financing activities resulted from the proceeds of the private placement of our preferred stock. In the three months ended March 31, 2001, net cash provided by financing activities related to proceeds from sales of our preferred stock and borrowings under our line of credit.

   We continue to manage our expenses carefully, but expect to experience growth in our expenses, particularly with respect to sales and marketing, professional services, and research and development, for the foreseeable future in order to execute our business plan. As a result, we anticipate that these operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that our available cash, our bank line of credit, proceeds from our Series B and B-1 convertible participating preferred stock financing and cash generated from operations and the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and operating expense requirements for at least the next 12 months. After that, we may require additional funds to support our working capital and operating expense requirements or for other purposes, and thus may seek to raise these additional funds through public or private debt or equity financings. We cannot assure you that this additional financing will be available, or if available, will be on reasonable terms.

Qualitative and Quantitative Disclosure about Market Risks

   A portion of our business is conducted outside the United States, primarily through foreign subsidiaries. We have foreign currency exposure related to our operations in international markets where we transact business in foreign currencies and, accordingly, are subject to exposure from adverse movements in foreign currency exchange rates. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, changes in currency exchange rates may impact the translation of foreign statements into U.S. dollars. We currently do not use derivative financial instruments to hedge operating expenses by our foreign subsidiaries. We continue to monitor our foreign currency exposure and we may use financial hedging instruments if our exposure to foreign currency risk becomes significant.

   We are currently exposed to interest rate risk on our bank line of credit. We estimate that a hypothetical 10% increase in interest rates would not impact our results of operations by a material amount.

Recent Accounting Pronouncements

   In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB Opinion No. 25," or FIN 44. FIN 44 clarifies the application of APB Opinion No. 25, and among other issues, clarifies the definition of an employee for purposes of applying APB Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of previously fixed stock options or awards and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000 or cash flows. The application of FIN 44 did not have a material impact on our consolidated financial position, results of operations or cash flows.

   Statement of Financial Accounting Standards No. 133, or SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 will require us to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability. We adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a material impact on our consolidated financial position, results of operations or cash flows.

   In December 1999, the SEC issued Staff Accounting Bulletin 101, Revenue Recognition, or SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance on disclosure related to revenue recognition policies. We adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material effect on our consolidated financial position, results of operations or cash flows.

                                    BUSINESS

Overview

   We are a leading provider of software applications and services for technology chain management. The technology chain is a complex and continually evolving set of business processes, participants, software applications and infrastructure through which companies conduct their business initiatives and operations. Our software and services enable companies to automate and manage their technology chain to substantially reduce the time and cost required to implement technology intensive business solutions. Customers use our applications to automate tasks within the technology chain that historically have been performed manually, enabling significant improvements in the productivity of skilled professionals and reducing the risk of error in implementing technology initiatives. Our software allows seamless collaboration between business and technology teams and the multiple participants involved in the technology chain, enabling businesses to rapidly transform themselves so they can effectively respond to changing market conditions. Our software products include Kintana Create, Kintana Drive, Kintana Deliver and Kintana Accelerators and will include Kintana Dashboard beginning in the fourth quarter of 2001. We also offer professional services that are designed to help our customers maximize their return on investment in our products and other enterprise software.

Industry Background

   Escalating competitive pressure has forced companies to be more proactive in understanding customer needs, responding rapidly to changing market conditions and reducing the costs of doing business. At the same time, technology is increasingly becoming a core competitive advantage for businesses, enabling them to capitalize on business opportunities and to improve operational efficiencies. Businesses have deployed technologies across multiple functions including manufacturing, sales, finance and human resource management in order to more effectively gain market share, achieve higher levels of customer satisfaction and improve overall productivity.

   Enterprise software is one of the technologies that has changed the way business is conducted. Software applications such as enterprise resource planning, or ERP, customer relationship management, or CRM, supply chain management, or SCM, and human resource management systems, or HRMS, have automated processes, enhanced collaboration among diverse business functions and provided greater visibility and control over the operations of the business. These applications provide a significant competitive advantage to businesses, allowing them to reach a broader customer base, provide better customer service, improve the speed and cost of procuring goods and services and better manage the finance- and employee-related aspects of their businesses. According to IDC, revenues from the sale of enterprise software applications is expected to grow from approximately $68 billion in 2001 to $108 billion in 2005.

   Enterprise software is part of an increasingly complex and continually-evolving technology chain of business processes, participants, applications and infrastructure through which companies conduct their business initiatives and operations. Technology-enabled business processes have become more complex as both the number of participants and the number of technologies involved have increased. Participants in a technology chain typically include internal technology and business teams, systems integrators, technology vendors and partners, application service providers and technology users. In addition to enterprise software, technology chain participants often use custom and legacy applications, electronic commerce applications and infrastructure, as well as other software products, to execute technology initiatives and operations.

   Technology chain processes are required to complete tasks such as adding new business offerings, enhancing existing functions, implementing eBusiness solutions, merging the technologies of a newly-acquired company, responding to user requests and incorporating new capabilities from a technology provider. Integrating these participants, technologies and processes in an automated technology chain is critical to the success of many businesses. IT executives are under increasing pressure to speed up the deployment of revenue-generating applications or efficiency-enhancing technologies, reduce information technology costs and maximize return on technology-related investments.

   Although a significant amount has been spent by businesses on enterprise application software and technology infrastructure, most IT departments still do not have a comprehensive software solution to cost-effectively implement, maintain and manage technology initiatives. Existing software does not provide a sufficient level of automation, integration and collaboration. Consequently, chief information officers and IT executives lack the visibility and control over the activities of their business units that other executives such as chief financial officers have gained through ERP, sales executives have gained through CRM and human resource executives have achieved through HRMS software.

      Functions and Executives Served by Enterprise Software Applications

[The graphic consists of four circles that each overlap in the center of the document. In the center of the graphic, where the circles all overlap, is the term "Chief Executive Officer." Each of the four circles contains text. The circle in the upper left corner of the graphic contains the terms "finance," "human resources" and "manufacturing." The upper left circle is labeled "ERP/HRMS," under which a short horizontal line is drawn. Immediately below the horizontal line is the term "Chief Financial Officer" and immediately below "Chief Financial Officer" is the term "Human Resources Executives." The circle in the upper right corner of the graphic contains the terms "distribution" and "procurement" and overlaps with the upper left circle where the term "manufacturing" is written. The upper right circle is labeled "SCM," under which a short horizontal line is drawn, immediately below which is the term "Procurement Executives" and immediately below that term is the term "Manufacturing Executives." The circle in the lower left corner of the graphic contains the terms "sales," "marketing" and "customer support." The lower left circle is labeled "CRM," under which a short horizontal line is drawn, immediately below which is the term "Sales Executives," immediately below that term is "Marketing Executives" and immediately below that term is the term "Services Executives." The circle in the lower right portion of the graphic contains only a large question mark. The lower right circle is labeled "???," under which a short horizontal line is drawn. Immediately below the short horizontal line is the term "Chief Information Officers" and immediately below that is the term "IT Executives."]

   With technology becoming business critical and more difficult to manage effectively, there is a need for technology chain management software that enables IT executives to respond to the challenges of effectively planning, deploying and managing technology initiatives and aligning them with business strategies. These challenges include:

   Business Process Complexity. Technology-enabled business processes have become much more complex as the number of participants and technologies involved in the technology chain has increased. The development and deployment of technologies requires networks of business teams, technology vendors, business partners, systems integrators and software developers to be integrated into business processes. New software applications, custom technologies, electronic commerce applications, legacy computer and software systems, incompatible technology platforms and protocols, frequent changes and ongoing updates to application software all add layers of complexity to existing business processes. Streamlining and automating these business processes would enable companies to achieve cost and time savings.

   Cost of Implementing and Updating Enterprise Applications. As the number and complexity of enterprise applications have increased, the costs of implementing and updating them have risen. This problem has been increased by the inefficient use of skilled IT professionals. Businesses are often forced to redirect or borrow highly skilled professionals critical to other projects, resulting in decreased productivity. Businesses are finding it difficult to hire skilled technology professionals with the right combination of business and specialized technical skills required by the convergence of business and technology processes. Rapidly changing business processes and technologies magnify this problem as the required set of skills may change frequently.

   Time to Market. Accelerating time to market for technology initiatives and business solutions has become a critical success factor for businesses. Inefficiencies in bringing technology-enabled initiatives to market could result in lost revenue opportunities and market share. To stay competitive, businesses must eliminate these inefficiencies and rapidly evolve their business and technology processes in order to respond to market opportunities.

   Deployment Risk. As business processes have become more complicated, so have the electronic networks on which technologies are deployed. Deployment of technology initiatives in production environments currently requires substantial human involvement increasing the risk of error that could jeopardize overall system stability and integrity, require costly rework, affect customer satisfaction and result in lost revenues and business opportunities.

   Traditionally, businesses have attempted to automate and manage their technology chains through internally-developed or outsourced approaches. Internally-developed applications can be expensive, difficult to maintain and may require extensive re-engineering each time a new technology is introduced. Outsourcing to third parties, such as application service providers or systems integrators, merely shifts the problem, as these providers must then address technology chain automation and management on a much larger scale.

   As businesses' reliance on enterprise software and related infrastructure continues to increase, so does the demand for effective software to manage the technology chain. In a study that we commissioned, IDC estimates that the market for technology chain management software applications will grow at a compound annual growth rate of approximately 76% from $207 million in 2001 to more than $2.0 billion by 2005.

The Kintana Solution

   We provide software applications and services for technology chain management, or TCM. These products and services enable companies to automate and manage their technology chain to substantially reduce the time and cost required to implement technology intensive business solutions. We believe our software enables our customers to improve their return on investment in technology, business processes and skilled professionals and fills the need that IT organizations have for TCM software similar to the needs other business units have for ERP, CRM, SCM and HRMS software.

         Functions and Executives Served by Technology Chain Management and Other Enterprise Software Applications

[The graphic consists of four circles that each overlap in the center of the document. In the center of the graphic, where the circles overlap, is the term "Chief Executive Officer." Each of the four circles contains text. The circle in the upper left corner of the graphic contains the terms "finance," "human resources" and "manufacturing." The upper left circle is labeled "ERP/HRMS," under which a short horizontal line is drawn. Immediately below the short horizontal line is the term "Chief Financial Officer" and immediately below "Chief Financial Officer" is the term "Human Resources Executives." The circle in the upper right contains the terms "distribution" and "procurement" and overlaps with the upper left circle where the term "manufacturing" is written. The upper right circle is labeled "SCM," under which a short horizontal line is drawn, immediately below which is the term "Procurement Executives" and immediately below that term is "Manufacturing Executives." The circle in the lower left portion of the graphic contains the terms "sales," "marketing" and "customer support." The lower left circle is labeled "CRM," under which a short horizontal line is drawn, immediately below which is the term "Sales Executives," immediately below that term is "Marketing Executives" and immediately below that term is the term "Services Executives." The circle in the lower right portion of the graphic contains the terms "initiatives," "IT operations" and "deployment." The lower right circle is labeled "TCM," under which a short horizontal line is drawn. Immediately below the short horizontal line is the term "Chief Information Officers" and immediately below that is the term "IT Executives."]

   Our software automates and manages business and technology processes, including those related to implementing and updating key enterprise applications such as ERP, CRM, SCM, HRMS, electronic commerce and custom and legacy applications. It also integrates with and leverages existing products along the technology chain such as project management, content management, version control and help desk applications.

   The key features of our solution include:

   Process Automation. Our software enables businesses to graphically model and systemize technology chain processes through configurable workflows that integrate industry best-practice rules. Our software is designed to automate many of the complex tasks required to implement, maintain and manage business solutions.

   Collaboration. Our software allows collaboration across groups and among extended team members, regardless of geography, training, business relationship or existing technology infrastructure. Our software can be accessed at any time, anywhere, using a web browser. We have designed our interface to be easily operated by technical and non-technical users.

   Integration. Our software allows businesses to work with existing investments in tools and technology. Our software includes built-in integration with existing technologies, as well as a family of Kintana Accelerators that automate the implementation and maintenance processes of many key business applications and infrastructure technologies, including those provided by BEA Systems, Oracle, PeopleSoft, SAP and Siebel Systems.

   Our software is designed to provide our customers with the following benefits:

   Increased Agility to Respond to Shifts in Market Demands. Businesses can use our software to align their technology process initiatives with their business strategies. Using our software, businesses are able to define and standardize their processes and related business rules. Our customers' business and technology teams can collaborate seamlessly over the Internet with technology vendors and partners across the technology chain to rapidly implement technology initiatives. As a result, businesses can rapidly transform themselves, enabling them to respond to changing market demands quickly and efficiently.

   Improved Productivity of Skilled Professionals. Our software automates tasks within the technology chain that historically were performed manually by skilled technology and business professionals. Complex multi-step processes, such as setting up new customer environments or deploying new functionality, are systemized, and our software enables best practices and domain expertise of skilled professionals to be automated and incorporated into a generally available knowledge base. As a result, businesses can increase the productivity of their skilled professionals and redirect their efforts to other strategic tasks.

   Increased Visibility and Control Across Disparate Technologies. Our software enables companies to have a single point of visibility and control across all the applications and technologies that comprise their business solutions, including custom, electronic commerce, ERP and CRM applications. This increased visibility and control allows businesses to proactively manage their technology chain and achieve more predictable and reliable results. Our software also allows our customers to identify and minimize inefficiencies and bottlenecks in technology processes, thus providing opportunities to increase speed and reduce costs. In addition, all the contributors to these processes have access and visibility to the status of each initiative.

   Reduced Deployment Risk. Our software can reduce human involvement in technology chain processes. This includes the replacement of error-prone manual deployment processes with automated processes, enabling companies to reduce the risk of errors in software deployments, fixes and upgrades. This is especially valuable in customer-facing applications, where failures caused by human error can damage a company's revenues, market share and reputation.

Strategy

   Our objective is to be the leading provider of enterprise software and services for technology chain management. Our strategy to achieve this objective includes the following key elements:

   Maintain and Extend Product and Technology Leadership. We are one of the first companies to develop and market technology chain management software products and services. Our technology platform consists of a comprehensive suite of software applications that are based on advanced technologies. We intend to extend our technology leadership by continuing to support industry standards such as Java and XML, expanding our suite of core products to incorporate additional technology chain processes and extending our portfolio of Kintana Accelerators to support additional enterprise technologies.

   Develop and Promote the Technology Chain Management Market. We intend to promote adoption of our products and services by increasing market awareness of technology chain management and its benefits. For instance, we intend to sponsor further market research by industry analysts to increase visibility of this market. We also plan to develop marketing and media campaigns that promote technology chain management and promote Kintana as a brand name that is synonymous with technology chain management.

   Expand Direct and Indirect Sales Channel. We currently market and sell our products to enterprises primarily through our direct sales force. We also market and sell our products through joint selling with systems integrators. We plan to further expand our direct sales organization to broaden our customer base. We also plan to expand on our collaborative relationships with systems integrators to enable them to accelerate the rate of implementation of the Kintana product suite for our customers. We also intend to expand our sales organization by opening additional regional sales offices and hiring additional direct sales personnel to sell to enterprises.

   Leverage Strategic Relationships. We believe our existing technology and consulting relationships have benefited us by generating sales leads, helping to accelerate our product development cycles and assisting with product implementations. We intend to pursue additional alliances to assist us in developing, marketing, selling and implementing our products. We believe this will enable us to accelerate the expansion of our product offerings and our rate of market penetration, and will also allow us to scale our implementation capabilities. We intend to expand our marketing and business development resources to identify and develop new alliances with key complementary business application and technology providers, systems integrators and resellers, and to further solidify our existing relationships.

   Further Develop Our Customer Value Services. We have a company-wide commitment to delivering value to our customers. This includes technology chain assessments to measure potential value and return on investment of our products and services, professional services for the rapid implementation and adoption of our products and a value manager program to continually measure and increase realized value. We intend to expand our internal organization and increase the number and depth of our relationships with systems integrators to expand our customer value services and introduce additional offerings focused on customer value. We also plan to increase our investment in education services to enable continual process improvement and the adoption of best practices by our customers.

   Expand International Presence. We believe that international markets represent significant opportunities for our products and services. We intend to continue to expand our global marketing and distribution efforts to address the range of markets and applications for our technology chain management software and services. We plan to expand our international sales organization to focus on direct sales channels and on penetrating indirect sales channels to capitalize on international market opportunities. We have initially targeted markets in Europe, where we opened offices in the U.K. in 1999, in Germany and France in 2000, and in Latin America, where we opened a sales office in 2001. We plan to open offices in selected Asian markets and in Australia in 2002, as well as continue our expansion in Europe and Latin America.

Products

   The Kintana software suite for technology chain management includes Kintana Create, Kintana Drive, Kintana Deliver and Kintana Accelerators, and will include Kintana Dashboard beginning in the fourth quarter of 2001.

        Product                               Description

  Kintana Create       Enterprise request process management software that
                       allows companies to standardize technology-based
                       processes by automating and managing request and
                       requirement aggregation, prioritization and approval.
-------------------------------------------------------------------------------
  Kintana Drive        Initiative management software that enables
                       organizations to streamline and standardize the
                       planning, tracking and execution of technology
                       initiatives.
-------------------------------------------------------------------------------
  Kintana Deliver      Deployment management software that enables IT to
                       automate and manage the migration, staging and
                       deployment of technologies.
-------------------------------------------------------------------------------
  Kintana              Complement Kintana Create, Kintana Drive and Kintana
  Accelerators         Deliver. Provide built-in best practices and automation
                       for specific application technologies. Kintana
                       Accelerators currently provide support for:
                       . Oracle applications;
                       . PeopleSoft applications;
                       . SAP R/3;
                       . Siebel eBusiness applications;
                       . BEA Weblogic;
                       . Vignette applications;
                       . eCommerce technology;
                       . Oracle technology; and
                       . database technology (DB2, MS SQL and Sybase)
-------------------------------------------------------------------------------
  Kintana Dashboard    A real-time technology chain management portal that is
  (Expected release    designed to provide a single point of visibility and
  in the fourth        control over IT initiatives and operational tasks.
  quarter of 2001)     Visual displays and exception reports will be able to be
                       personalized to an individual's role.

-------------------------------------------------------------------------------

 Kintana Create

   Kintana Create allows an organization to model its request processes for managing technology initiatives from inception to implementation using a graphical workflow business modeler. Complex business rules can be modeled using flexible approval methods, prioritization and delegation features that allow requests to advance efficiently through their specific workflow, routing them to relevant departments, groups or individuals. Kintana Create is designed to capture data intelligently by prompting users for request and process-specific information, ensuring that required information is efficiently collected and validated.

   For example, a request for a new business system feature could be routed for review and approval to the business manager responsible for the budget and then to the technology analysts responsible for implementing the new feature. Users can monitor the status of a request from their desktop using a web browser. In addition, e-mail and pager notification can be generated as the request passes through various stages of the process, keeping all project members informed. Throughout the process, users are prompted to enter additional information appropriate to their specific task. Management reports are also available to help monitor technology initiatives and service levels. Kintana Create was initially shipped in April 1999, and we released the most recent version, release 3.1, in March 2001.

 Kintana Drive

   Kintana Drive enables organizations to streamline and standardize the management of project activities using a workflow-based, collaborative approach. Projects and initiatives are defined as a hierarchical structure of projects and sub-projects that logically group and organize tasks or activities. Kintana Drive enables users to define the step-by-step processes required to complete specific project tasks and deliverables. Organizations can easily manage project activities within and across the technology chain because all project team members, whether internal or external, can collaborate and interact through an intuitive interface. The underlying workflow engine guides users through a self-documenting process to support activities such as the execution of standardized checklists or the collection of deliverables via document attachments.

   For example, when creating a new and updated version of a business system, a company would classify its efforts into sub-projects for each major functional area. Each of these functional sub-projects could be further broken down into tasks directed to areas such as web content, applications and databases. These tasks would be linked to requests and packages from Kintana Create and Kintana Deliver, giving managers instant visibility to more detailed activities supporting an overall project. The completion of linked tasks in Kintana Create and Kintana Deliver would automatically update the status of related projects in Kintana Drive. Kintana Drive also supports standard integration with Microsoft Project so that functions such as task scheduling and resource management can be utilized at any point during a project. Kintana Drive was first released in March 2001.

 Kintana Deliver

   Kintana Deliver is designed to automate the deployment of technology-based solutions. The components of a business system created or modified by a particular initiative are grouped into Kintana Deliver packages. These packages have workflows associated with them that automate the process of moving each package through the required steps such as system review, sign-off, quality assurance and deployment. Kintana Deliver automatically deploys the application components necessary for each package, such as XML content, HTML files, Java programs, Oracle application configurations, PeopleSoft panels or Siebel projects.

   For example, this software will connect to the development environment, copy Java files from the version control repository and transfer the files to the quality assurance environment. It will then use the Java compiler to compile and link all the files into a single Java program. A built-in scheduler allows the customer to schedule deployments. Kintana Deliver maintains an audit trail for all activities including package information, application components altered, approvals obtained and deployments performed. We initially shipped Kintana Deliver in November 1997 and we released the most recent version, release 3.1, in March 2001.

 Kintana Accelerators

   Kintana Accelerators enable technology professionals to reduce the time they spend performing routine, labor-intensive tasks. Kintana Accelerators incorporate application-specific information including the appropriate syntax, reporting and error handling required for task automation of the deployment and post-deployment steps of components, files and patches. Application-specific best practices, workflows and templates for request management and project management are included in the Kintana Accelerators to automate the implementation and maintenance of those applications. Kintana Accelerators are delivered in the form of XML content for easier installation into the Kintana Create, Kintana Drive and Kintana Deliver products. We released our first Kintana Accelerator in 1995, and we currently have accelerators for Oracle applications, PeopleSoft applications, SAP R/3, Siebel eBusiness applications, BEA Weblogic, Vignette applications, electronic commerce technology, Oracle technology and database technology, such as DB2, MS SQL and Sybase.

 Kintana Dashboard

   Currently in development, Kintana Dashboard is designed to provide a single point of visibility and control over technology-based initiatives and IT operational tasks. Visual displays will be personalized to an individual's role to bring relevant summary information and to document exceptions. Users will then be able to drill down to the desired level of detail of these initiatives and tasks.

   For example, a CIO may want to monitor the status of the major initiatives undertaken by the IT department. Instead of relying on reports assembled from different sources and often based on outdated information, he or she could use Kintana Dashboard, which will display the status of the initiatives based on real-time data. Kintana Dashboard will be able to clearly identify any initiative that is not on schedule and summarize the main causes for the delay.

   Kintana Dashboard will also be able to be used directly by the other participants within the technology chain. For example, developers could use Kintana Dashboard to quickly identify all of the assigned items requiring their action. Users will be able to utilize the product to quickly see the status and progress of all the requests they have submitted. We currently anticipate that this product will be available in the fourth quarter of 2001.

Kintana Services

   We have a company-wide commitment to delivering value to our customers. This includes technology chain assessments to measure potential value and return on investment of our products and services, professional services for the rapid implementation of our products and a value manager program to help customers continually measure and increase realized value. We also provide education, support and hosted services.

   Kintana Professional Services. To help our customers improve their time to market for technology initiatives, reduce total cost of ownership of enterprise software and mitigate implementation risks, our professional services group assists customers in all aspects of the implementation process of our products and other enterprise software applications, including needs assessment, implementation planning, project management, installation, systems integration and implementation. We use our knowledge base and best practices repository to tailor our services based on specific customer needs. In providing these services, we utilize our own products to expedite project completion and reduce project costs. We also complement our internal consulting team with relationships with systems integrators that add a network of expertise, as well as the ability to lead large and complex projects.

   Kintana Education Services. We offer training programs to our customers' project teams at the start of the implementation process, advanced training programs to customers seeking to further realize the benefits of our software and customized or packaged training programs for our customers or their diverse groups of end users. Our training programs include both instructor-led and web-based offerings. We offer classes at our facilities, as well as at our customers' sites.

   Kintana Support Services. Our customer support, consulting and development groups are involved in the customer support process. Our technical support services are available to our customers worldwide under maintenance agreements that can be renewed annually. Our technical support services include responding to inquiries regarding upgrades, administration and basic usage. Our customers may contact our customer support group by telephone, email or through the Internet via our Kintana product suite.

   Kintana Hosted Services. Our customers primarily install our products on their own systems. However, we can also host the software on our computer systems. By administering for our customers the infrastructure required to run our products, we accelerate their implementation and adoption time, allowing them to more rapidly benefit from technology chain management. We began offering hosted services in June 2000.

Customers

   As of June 30, 2001, we had licensed our products to more than 260 customers. Our target customers are primarily Fortune 500 and Global 2000 companies across several markets, including technology, financial services, telecommunications and utilities, industrial, education and government. The following is a list of our customers who have licensed more than $100,000 of our software products as of March 31, 2001:

                                   Technology

Agilent Technologies, Inc.    Fujitsu Computer Products of  Quantum Corporation
Applied Materials, Inc.        America, Inc.                Qwest Cyber.Solutions LLC
AppShop, Inc.                 GiantLoop Network, Inc.       Seagate Technology LLC
Aspect Communications         Hewlett Packard GmbH          Silicon Graphics, Inc.
Caspian Networks, Inc.        Hitachi Data Systems          Tektronix, Inc.
Ciena Corporation             Ingram Micro Inc.             Texas Instruments, Inc.
Cisco Systems, Inc.           Intraware, Inc.               Totality, Inc.
CMGI, Inc.                    Lucent Technologies, Inc.     Unisys Corporation
CommerceOne, Inc.             Motorola, Inc.                USinternetworking, Inc.
Compaq Computer Corporation   National Computer Systems,    VeriSign, Inc.
                               Inc.
Corio, Inc.                   National Instruments          VERITAS Software Corporation
                               Corporation
CWK Software & Services,      ON Semiconductor Corporation  VerticalNet, Inc.
 GmbH
Dell Computer Corporation     Openpages, Inc.               Visible Markets, Inc.
eOnline, Inc.                 PeopleSoft, Inc.              Western Digital Corporation
Etec Systems, Inc.            PeopleSoft Services           Xircom, Inc.
                               Procurement
                               (formerly Skills Village)

                               Financial Services

Aetna Inc.                    Credit Suisse Group           InsWeb Corporation
Bank One Corporation          Dun & Bradstreet Corporation  MyCFO, Inc.
CIGNA (Dental Health          First Union Corporation       Southwest Securities Group,
 Division)                                                   Inc.
CNL Financial Group, Inc.     FMR Corporation               SunTrust Banks, Inc.

                        Telecommunications and Utilities

AT&T Broadband                Indianapolis Power & Light    Rhythms NetConnections, Inc.
BellSouth Corporation          Company                      SBC Communications, Inc.
BT PLC                        KPN Telecom BV                Spray Network Services AB
Carolina Power & Light        Level 3 Communications, Inc.  Verizon Wireless, Inc.
 Company
EDB 4TEL AS                   Pacific Bell                  Vodafone
                              PaeTec Communications, Inc.

                                   Industrial

Air Liquide America           General Electric Capital        Michelin
 Corporation                   Corporation
ArvinMeritor, Inc.            General Electric Company        Rosemount, Inc.
Blue Circle Southern Cement   General Electric Harris Railway Serono International SA
 Ltd.
Colorcon                      General Electric Industrial     Siemens Building Technologies,
                               Systems
Eaton Corporation             General Electric Nuovo Pignone   Inc.
EPCOR                         General Electric Transportation Sony Electronics Inc.
Fairbanks Morse Engine         Systems                        Thermo-King Corporation
 Division
Fisher Rosemount Systems,     Haworth Inc.                    Xtend New Media GmbH
 Inc.
General Electric Aircraft     Ingersoll-Rand Company
 Engines

                            Education and Government

United States Air Force       Defence Evaluation Research     Oregon Health Sciences University
Binghamton University          Agency                         Research Foundation of SUNY
British Columbia Ministry of  Federal Aviation Administration Stanford University
 Finance                       Aero Center                    Tulane University
California State University,  Michigan Family Independence    University of Virginia
 San Diego                     Agency                         Yale University
                              Ohio University

                                     Other

Ames Department Stores, Inc.  Club Mediterranee               LodgeNet Entertainment
Andersen                      Herbalife International, Inc.    Corporation
Bausch & Lomb, Inc.           IBM Global Services Canada,     McKinsey & Company, Inc.
                               Ltd.
BAX Global, Inc.              J.M. Smucker Company            R.L. Polk & Co.
Beaumont Hospital             Kelly Services, Inc.            Ralston Purina Company
Beckman Coulter, Inc.         KPMG Consulting LLP             Reuters SA
BV Solutions Group, Inc.                                      ServiceMaster Company

   Vodafone and Xtend New Media GmbH accounted for 11.1% and 10.8% of our total revenues for the three months ended March 31, 2001, respectively.

Customer Case Studies

 Cisco Systems, Inc.

   Cisco Systems, the worldwide leader in networking for the Internet, relies on its sophisticated software systems to meet its revenue objectives. Cisco receives the vast majority of its revenue via its Cisco Connection Online web site (CCO). More than 250 applications combine to make up this eBusiness system. Hundreds of code and content developers worldwide contribute to the site from different teams and through a wide range of technologies. Cisco initially implemented our software to manage its Oracle enterprise resource planning and supply chain software. Based upon the results of the initial implementation and the mission-critical nature of their eBusiness systems, Cisco decided to implement our software across the enterprise. With our software, Cisco now has a single point of visibility and control, time to market has been accelerated and the group of people managing CCO deployments has been reduced by 75%, freeing up resources to proactively solve business issues.

 PeopleSoft Services Procurement

   PeopleSoft Services Procurement, formerly SkillsVillage, automates the business process of procuring and managing contract services. This process is integrated into PeopleSoft's Human Resources, eProcurement, Enterprise Services Automation, and Financials solutions. In order to service existing customers, acquire new ones, stay competitive and control costs, PeopleSoft Services Procurement needs to continually update its web site, adding new features and functionality quickly and efficiently. Our software and services allowed the former SkillsVillage, now PeopleSoft Services Procurement, to automate and integrate processes across departments and partners. PeopleSoft Services Procurement reports that by using Kintana's software it can add content and improve application features in 30-50% less time than it took before. With Kintana's software, testing the updated site now takes minutes instead of hours and is managed by 60% fewer people than before.

 PaeTec Communications, Inc.

   PaeTec provides broadband communications solutions, including data, voice and an expanding array of applications and integration services. As of June 30, 2001, the company currently delivers its services to medium-sized and large businesses, institutions and other communications-intensive users in 26 markets. Quality, reliability and flexibility are critical for PaeTec to continue to grow and acquire customers. PaeTec has been using Kintana software products as part of its ongoing ISO-9002 compliance and its commitment to increasing the automation of its business processes. With Kintana's software products, PaeTec has automated key internal business processes, allowing it to complete critical business tasks up to 30% faster.

Strategic Relationships

   A critical element of our strategy is to establish relationships with third parties to assist us in developing, marketing, selling and implementing our products. This approach is intended to expand our product offerings and customer base, as well as to increase the number of personnel available to perform implementations. We have relationships with the following types of companies:

   Software Application Companies. To help ensure that Kintana Accelerators are compatible with the latest electronic commerce and enterprise software applications, we have alliances with many leading software applications companies. We have agreements with BEA Systems, BroadVision, Interwoven, Oracle, PeopleSoft, Siebel Systems and Vignette that enable us to build and market products that work with these companies' products. These agreements generally provide us with technical, marketing and sales information, development and marketing support licenses and product certification.

   Technology Infrastructure Companies. To help ensure that our products are based on industry standards and take advantage of current and emerging technologies, we emphasize alliances with leading technology infrastructure companies. This enables us to focus on our core competencies, allowing us to reduce the time to market for our new product releases and simplify the task of designing and developing our products. We have agreements with Hewlett Packard, IBM, Microsoft, Oracle, Sun Microsystems and Sybase that enable us to gain technical information on topics such as Windows, OS/390 and Unix operating systems, relational databases and the Java programming language.

   Systems Integrators. To help ensure that our products are successfully implemented at our customer sites and to take advantage of industry and technical expertise, we have agreements with a number of leading systems integrators and a number of smaller regional integrators. Additionally, we are pursuing relationships with several other systems integrators. These firms complement our internal consulting teams with a substantial network of expertise, as well as the ability to lead large and complex projects and deliver a complete solution. We have trained systems integrators and have worked together on more than 25 projects to date. Additionally, we work with systems integrators to conduct joint sales efforts, identify clients' needs and position our complementary products and services. In some cases, we will make payments to these integrators for providing us with qualified leads.

Technology

 Product Architecture

   Our products are designed using a three-tier architecture written in the Java programming language, and are based on software industry standards for scalable Internet applications. We have designed this architecture to be a robust, low maintenance enterprise software platform that enables collaboration, integration and automation throughout a customer's technology chain.

   Kintana Application Server. The middle tier of our architecture is the Kintana application server. This proprietary application server is designed to run on standard operating systems, including Windows NT, UNIX and Linux. The application server manages data flow and routes actions between the Kintana applications running through the end user's web browser, the web server interacting with the web browser and the database server storing all of the configuration and transaction information. The Kintana application server also performs the following additional functions:

  .  maintains data and transaction security;

  .  helps ensure the validity of new or updated data and new transactions;

  . interacts with external services such as electronic mail servers for approvals and notifications; and

  . performs automated tasks such as the deployment of updated web applications, the implementation of changes to standard packaged applications or the update of end-user access and configurations.

   Database. The bottom tier of our product architecture is an Oracle database that stores configuration and transaction information for the Kintana applications. This database also stores the functions needed to process tasks and other information that move through a customer's technology chain and route them to the next steps in each task's appropriate business process. Although an Oracle database is a required part of our product architecture, Kintana products are designed to develop, deploy and sustain customer applications running on other commonly used databases, including Microsoft SQL Server, Sybase and DB2.

   Web Browser. The top tier of our product architecture is the end user's web browser. Through standard versions of Microsoft Internet Explorer and Netscape Navigator running on a variety of platforms, including Windows 95, Windows 98, Windows NT, Windows 2000 and Sun Solaris, the end user can access our products to view and modify information and initiate actions. The user interfaces are also designed to enforce strict user and data security and are configurable to allow the user to personalize the interface.

 Technology Features

   Scalability and Performance. Our products have been built to emphasize scalability and performance for customer technology chains that impact thousands of users. Each tier of our product architecture offers features designed to enhance scalability and performance:

  . Kintana Application Server. The Kintana application server includes both configuration and data caching functions designed for better end-user performance. The application server also supports a multi-server architecture, which enables installation of multiple application servers across multiple machines working together on a single implementation of the Kintana product suite. This multi-server architecture and built-in load balancing functions allow for simple and low-cost scalability as the customers' use of our products grows.

  . Database. The data model, the table and index structure and the embedded business logic within the database have been designed to store and process large volumes of data, up to millions of records, while still allowing quick access to specific information. Database sessions are managed with proprietary algorithms, allowing for efficient session management and quick execution of new queries and transactions.

  . Web Browser. Because our user interface is written entirely in Java code and is browser based, it requires no manual installation of additional software on each desktop. This enhances client access and minimizes maintenance as the user base increases, because customers do not need to update software at each desktop.

   Adherence to Industry Standards. We have developed our architecture to comply with widely accepted commercial software industry standards for building scalable Internet-based applications. Our technical structure incorporates current Internet standard technologies such as Hypertext Transfer Protocol, or HTTP, for browser communication, RMI, or Remote Method Invocation, for communication between the web browser, web servers and the Kintana application server, Oracle Structured Query Language and SQL Programming Language for records within the Oracle database and eXtensible Markup Language, or XML, the industry standard for data representation and data transfer between applications. Also, each Kintana Accelerator adheres to the standards of the specific application software vendor for which it is designed. For example, Kintana Accelerators for Oracle, PeopleSoft and Siebel applications have been certified or approved by those companies.

Sales and Marketing

   We license our software primarily through our direct sales force. As of June 30, 2001, our sales group consisted of 76 employees in 17 locations, including California, Connecticut, Georgia, Illinois, Massachusetts, Michigan, New Jersey, New York, Pennsylvania and Texas; as well as Toronto, Canada; Paris, France; Frankfurt Hamburg, and Munich, Germany; Reading, United Kingdom; and Buenos Aires, Argentina. We plan to continue expanding our direct sales force in North America, Europe and Latin America, and plan to expand our sales activities into Asia and Australia in 2002. Prior to 2001, we primarily sold to companies at the departmental level, targeting directors and project managers in the information technology department. Our current sales strategy targets senior executives, especially chief information officers, but also chief executive officers, chief operating officers, chief financial officers, chief technology officers, vice presidents of technology infrastructure and persons with similar executive-level positions in the information technology departments of target companies.

   Our marketing activities include print advertising, direct marketing, web presence, trade shows, executive seminars, industry events, industry analyst relations, public relations and co-marketing programs with our partners.

Research and Development

   Our primary research and development objectives are to:

  .  design and develop innovative products to manage the technology chain;

  . develop products that require no custom code, are easy to maintain and modify and will automatically upgrade as part of new release upgrades;

  .  adopt industry standard Internet technologies; and

  . continually engage with our customers to understand their uses of our products as well as their future needs.

   Our research and development staff is divided into teams for each product. We also have additional teams dedicated to technical architecture, release management, technical writing and quality assurance. Our research and development group also works closely with our marketing and services departments to determine product functionality based on customer feedback, market requirements and emerging technologies. Product development personnel also spend time working in both the product consulting and customer support groups in order to increase collaboration with customers and to better understand customer needs.

   We use our own products for our product development efforts, with our products handling all management of features, product design, project management, issue management and release management. Many development functions, such as software builds and the creation of application environments are also automated using our software. We also use our products to systemize and control development-related business processes, including design and documentation review, new feature planning and approval and quality assurance testing. Our product family also serves as a central repository for operational metrics such as high priority issues, new feature requests, current resource load and current quality assurance metrics, as well as strategic information like quality trends, time to market for new features and bottlenecks in the design and development process. We believe that we significantly reduced the amount of time required in our development process by using our products, with our historic product release cycles having decreased from as long as twelve months to approximately six months, allowing us to bring new features and new products to market quickly.

   As of June 30, 2001, our research and development staff consisted of 77 persons. Our research and development expenditures excluding amortization of deferred stock compensation were $3.2 million during 1998, $3.4 million during 1999, $9.5 million during 2000 and $2.7 million for the three months ended March 31, 2001. We expect that we will continue to commit significant resources to research and development in the future. We have expensed all research and development expenses as we incurred them. The majority of our current research and development activities has been focused on internal development, but we plan to continually evaluate externally developed technologies.

Competition

   The market for our products is relatively new, evolving and subject to rapid technological change. We believe that competition will become more intense in the future, which may cause price reductions, reduced gross margins and loss of market share.

   We currently face most of our competition from the IT departments of potential customers, which have developed, or may develop, custom systems that provide for some or all of the functionality of our products. It is often difficult for us to sell our product to a potential customer that has invested heavily in an internal system that our products are intended to replace.

   We also expect to face competition from companies in other market sectors in the future. Potential future competitors include:

  . business application software vendors which may broaden their product offerings;

  . ERP software vendors that may incorporate applications competitive with our products; and

  .  IT consulting firms.

   We believe that customers in our industry make purchasing decisions primarily based on:

  .  potential return on investment;

  .  the breadth, depth and flexibility of products and services;

  .  customer references;

  .  the ability to implement solutions quickly;

  .  vendor reputation; and

  .  product price.

We believe we compete favorably with respect to each of these factors.

   Our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Intellectual Property and Other Proprietary Rights

   Our success and ability to compete depends upon our ability to maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely on a combination of trade secret, trademark, copyright and patent laws and contractual provisions, confidentiality agreements with employees and third parties and similar measures to protect our intellectual property rights. For example, we enter into confidentiality agreements with our employees, business partners, consultants and customers, and limit access to our software, documentation and other proprietary information. As of the date of this prospectus, we do not own any U.S. or foreign trademark registrations, but we have several trademarks, including Kintana, the Kintana logo, Kintana Accelerator, Kintana Create, Kintana Deliver and Kintana Drive. As of July 9, 2001, we do not own any issued U.S. or foreign patents, but we have applied for 11 U.S. patents. We cannot predict when or whether we will receive any patents with respect to any of these applications. Even if any or all of the patents that we have applied for are issued, they may be successfully challenged by others or invalidated, or they may not be sufficiently broad enough to protect our technology adequately.

   We license our software under signed license agreements, which impose restrictions on the licensee's ability to utilize the software. Despite our efforts to protect our intellectual property, unauthorized third parties may attempt to copy or obtain the use of our technology. The unauthorized reproduction or misappropriation of our intellectual property could allow third parties to benefit from our technology without paying us. In addition, as we intend to expand our operations internationally, effective patent, copyright, trademark and trade secret protection may not be available, or may be limited, in some foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be seriously harmed.

   We currently rely on software that we have licensed from suppliers that we use internally for research and development. These licenses may not continue to be available to us on commercially reasonable terms or at all. If these licenses cease to be available, we believe we could license equivalent software on commercially reasonable terms. In the future, we may license other third party technologies to enhance our products, meet evolving customer needs or adapt to changing technology standards. Failure to license, or the loss of any license of necessary technologies could result in development or shipment delays until equivalent software is identified, licensed and integrated or developed by us.

   From time to time, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims of these types could be time-consuming, result in costly litigation, cause product shipment delays or lead us to enter into royalty or licensing agreements rather than disputing the merits of these claims. An adverse outcome in litigation or similar proceedings could subject us to significant liabilities to third parties, require expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require us to cease the marketing or use of the infringing products, any of which could seriously harm our business.

Employees

   As of June 30, 2001, we had a total of 288 employees, of which 77 were in engineering, 69 were in professional services, 76 were in sales, 12 were in alliances and business development, 17 were in marketing, and 37 were in general and administrative. We consider our relationships with employees to be good. None of our employees is represented by a collective bargaining agreement nor have we experienced any work stoppages. Competition for qualified personnel in our industry and geographic location is intense, and we cannot assure you that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel in the future.

Facilities

   Our headquarters are located in approximately 70,000 square feet of leased office space in Sunnyvale, California. The lease expires in January 2006. In addition, we currently lease office space in Connecticut, Georgia, Illinois, Massachusetts, New Jersey, New York, Pennsylvania and Texas as well as Argentina, Canada, France, Germany and the United Kingdom.

Legal Proceedings

   From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this prospectus, we are not subject to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors, and their ages and positions as of June 30, 2001, are as follows:

Name                     Age                             Position
----                     ---                             --------
Bryan E. Plug...........  47 Co-Chairman of the Board and Chief Executive Officer
Raj Jain................  31 Co-Chairman of the Board, President and Chief Technology Officer
Paul J. McFeeters.......  46 Chief Financial Officer
Ronald J. Benza.........  48 Chief Marketing Officer
Michael C. Hallett......  50 Senior Vice President, Sales
Robert J. Eve...........  43 Vice President, Alliances
Keith W. Carlson........  40 Vice President, Customer Value
Ram Duraiswamy..........  40 Vice President, Strategic Initiatives and Director
Nicholas W. Fergis......  35 Vice President, Strategy and Director
Kenneth A. Goldman......  51 Director
Kurt R. Jaggers.........  41 Director
Raymond G. Stern........  39 Director
Anthony Zingale.........  45 Director

   Bryan E. Plug has served as our Chief Executive Officer since January 2000. From August 1999 to January 2000, Mr. Plug was an independent consultant. From June 1998 to July 1999, Mr. Plug was employed at SMART Technologies, Inc., a developer of Internet based customer relationship management software, where he held a variety of positions, most recently Chairman, Chief Executive Officer and President until it was sold to i2 Technologies, Inc., a provider of supply chain management software. From July 1997 to June 1998, Mr. Plug was a co-founder, President and Chief Executive Officer of Pandesic LLC, a provider of electronic commerce services to businesses. From March 1991 to October 1997, Mr. Plug served as President of SAP Canada Inc., an inter-enterprise software company. Mr. Plug serves on the board of directors of DataMirror Corporation and Opus 360 Corporation. Mr. Plug studied at the University of Western Ontario, and is a Certified General Accountant.

   Raj Jain is one of our co-founders. Mr. Jain has served as President and Chief Technology Officer since he co-founded Kintana in August 1995. From November 1994 to July 1995, Mr. Jain was an independent consultant, managing Oracle application implementations. From July 1992 to October 1994, Mr. Jain was a Project Leader and Senior Applications Engineer at Oracle Corporation, an enterprise software company. Mr. Jain holds a B.S. in electrical engineering and a B.A. in economics, each from Stanford University.

   Paul J. McFeeters has served as our Chief Financial Officer since May 2000. From November 1998 to May 2000, Mr. McFeeters served as Chief Executive Officer and President at MD Private Trust Company, a Canadian federal trust company. From May 1998 to October 1998, Mr. McFeeters served as Vice President, Trust Services at MD Funds Management Ltd. From September 1996 to April 1998, Mr. McFeeters served as a consultant to National Bank, NCE Resources Ltd. and to MD Funds Management Ltd. From July 1982 to August 1996, Mr. McFeeters was employed at Municipal Financial Corporation, where he held various senior executive positions, including Chief Executive Officer, President and Chief Financial Officer. Mr. McFeeters holds a B.B.A. in business administration from Wilfrid Laurier University and an M.B.A. from York University, and is a Certified Management Accountant.

   Ronald J. Benza has served as our Chief Marketing Officer since May 2000. From August 1999 to March 2000, Mr. Benza served as Vice President of Marketing at Brodia Group, Inc., a provider of electronic commerce application software. From July 1993 to July 1999, Mr. Benza served as Executive Vice President and General Manager for McCann-Erickson Worldwide, an advertising company. Mr. Benza holds a B.A. in political science from Villanova University and an M.B.A. from the New York University Stern School of Business.

   Michael C. Hallett has served as our Senior Vice President, Sales since December 2000. From August 1998 to November 2000, Mr. Hallett was employed at Siebel Systems, Inc., an enterprise software company, where he held a variety of positions, most recently as Vice President of Sales, Global Financial Services. From December 1995 to August 1998, Mr. Hallett served as Vice President, Americas Alliances / Applications / Business Intelligence at Oracle. From January 1992 to December 1995, Mr. Hallett served as President and General Manager of Stratus Computer Systems Ltd., a provider of computer systems and services. Mr. Hallett studied at Bristol Business and Technical College. Mr. Hallett also graduated from the University of Toronto Executive M.B.A. program and attended the University of Minnesota Center for Management Studies, Advanced Executive Management Program.

   Robert J. Eve has served as our Vice President, Alliances since September 1999. From July 1998 to September 1999, he served as Vice President, Alliances at PeopleSoft, Inc., an enterprise application software company. From February 1989 to July 1998, Mr. Eve was employed at Oracle, where he held a variety of positions, most recently as Vice President of Applications and Decision Support Technology Alliances. Mr. Eve holds a B.S. in business administration from the University of California, Berkeley and an M.S. in management from the Massachusetts Institute of Technology.

   Keith W. Carlson has served as our Vice President, Customer Value since May 2001. From January 2001 to May 2001, Mr. Carlson was an independent consultant. From February 2000 to January 2001, Mr. Carlson served as the Chief Customer Officer at DigitalThink, Inc., a provider of e-learning business software and services. From March 1984 to February 2000, Mr. Carlson was employed at Accenture Ltd., a consulting firm, where he held a variety of positions, most recently as Partner, Worldwide Siebel Practice. Mr. Carlson holds a B.S. in industrial engineering from California Polytechnic State University, San Luis Obispo.

   Ram Duraiswamy is one of our co-founders. Mr. Duraiswamy has served as our Vice President, Strategic Initiatives since January 2000 and as a director since co-founding Kintana in August 1995. From August 1995 to January 2000, Mr. Duraiswamy served as our Chief Operating Officer. From June 1994 to July 1995, Mr. Duraiswamy was an independent consultant, managing Oracle application implementations. Mr. Duraiswamy holds a B.S. in mechanical engineering from the University of Madras, India and an M.S. in manufacturing systems engineering from the University of Texas, El Paso.

   Nicholas W. Fergis is one of our co-founders. Mr. Fergis has served as our Vice President, Strategy since May 2000 and as a director since co-founding Kintana in August 1995. From August 1995 to May 2000, Mr. Fergis served as our Chief Financial Officer. From October 1992 to July 1995, Mr. Fergis served as Manager, Management Consulting Services for Price Waterhouse. Mr. Fergis holds a B.S. in applied mathematics and computer science from Carnegie Mellon University.

   Kenneth A. Goldman has served as one of our directors since July 2000. Mr. Goldman has served as Chief Financial Officer of Siebel Systems since August 2000. From July 1996 to August 2000, Mr. Goldman served as Executive Vice President and Chief Financial Officer of At Home Corporation, a provider of cable-based Internet access services. From July 1992 to July 1996, Mr. Goldman served as Chief Financial Officer of Sybase, Inc., a relational database management systems company. Mr. Goldman holds a B.S. in electrical engineering from Cornell University and an M.B.A. from Harvard University.

   Kurt R. Jaggers has served as one of our directors since June 1999. Mr. Jaggers has served as a managing director of TA Associates, Inc., a venture capital firm, since January 1997. Prior to becoming a managing director at TA Associates, Inc., Mr. Jaggers held various other positions with TA Associates since August 1990. Mr. Jaggers is also a director of Invitrogen Corp. Mr. Jaggers received a B.S. and an M.S. in electrical engineering and an M.B.A., each from Stanford University.

   Raymond G. Stern has served as one of our directors since April 2001. Since November 1997, Mr. Stern has been employed at Intuit Inc., a provider of small business, tax preparation and personal finance software, where he has held a variety of senior management positions, currently as Senior Vice President of Corporate

Development and Strategy. Prior to joining Intuit, from September 1987 to November 1997, Mr. Stern was employed at The Boston Consulting Group, a management consulting firm, where he was a consultant, most recently, the Vice President and Director responsible for the firm's West Coast high technology practice. Mr. Stern holds a B.S. in mechanical engineering from Stanford University and an M.B.A. from Harvard University.

   Anthony Zingale has served as one of our directors since June 2001.
Mr. Zingale is currently an independent consultant. From March 2000 to March 2001, Mr. Zingale served as President of Clarify, eBusiness Applications, a division of Nortel Networks, Inc., a provider of Internet and communications products and services. From March 1998 to March 2000, Mr. Zingale served as President, Chief Executive Officer and a director at Clarify, Inc., a provider of front office software and services for eBusiness, until it was sold to Nortel Networks. From November 1997 to March 1998, Mr. Zingale served as an independent consultant. From 1989 to November 1997, Mr. Zingale served in a variety of executive management positions, most recently as Senior Vice President of Worldwide Marketing, at Cadence Design Systems, Inc, a provider of electronic design and automation products and services. Mr. Zingale is also a director of Interwoven, Inc. Mr. Zingale received a B.S. in electrical and computer engineering and a B.A. in business administration, each from the University of Cincinnati.

   Executive officers are appointed by, and serve at the pleasure of, the board of directors. There are no family relationships among any of our directors or executive officers.

Composition of Board of Directors

   Our board of directors is currently comprised of eight members. Upon completion of this offering, our board of directors will be divided into three classes that serve staggered three-year terms. The class I directors, initially Nicholas W. Fergis and Kurt R. Jaggers, will stand for reelection at our 2002 annual meeting of stockholders. The class II directors, initially Ram Duraiswamy, Kenneth A. Goldman and Raj Jain, will stand for reelection at our 2003 annual meeting of stockholders. The class III directors, initially Bryan
E. Plug, Raymond G. Stern and Anthony Zingale, will stand for reelection at our 2004 annual meeting of stockholders. As a result, only one class of directors will be elected each year, while the directors in the remaining classes will continue to serve on the board for the remainder of their terms. This classification of our board could make it more difficult for a third party to acquire, or it could discourage a third party from acquiring, control of Kintana.

Committees of Board of Directors

   Our board of directors has an audit committee, a compensation committee and a stock option and performance-based compensation committee.

   Audit Committee. The current members of our audit committee are Messrs. Goldman, Jaggers and Stern. The audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

   Compensation Committee. The current members of our compensation committee are Messrs. Fergis, Goldman, Jaggers, Jain, Plug and Zingale. The compensation committee reviews and makes recommendations to our board of directors concerning the compensation of our officers and employees. However, any compensation matters that require the approval of our board of directors must be approved by the stock option and performance-based compensation committee.

   Stock Option and Performance-Based Compensation Committee. The current members of our stock option and performance-based compensation committee are Messrs. Jaggers and Zingale. The stock option and performance-based compensation committee administers all employee and officer equity plans and arrangements, including the grant of all forms of stock options and all matters relating to compensation matters requiring the approval of the board of directors. Although the board of directors currently administers the issuance of stock options and other awards under our 1997 equity incentive plan and our U.K. option plan, the stock option and performance-based compensation committee will administer our 2001 equity incentive plan.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of our compensation committee, all compensation decisions were made by our full board. Messrs. Plug, Jain, Fergis and Duraiswamy did not participate in discussions by our board with respect to their own compensation.

Director Compensation

   None of the board members receives cash compensation for their services as directors, although our bylaws authorize our board of directors to approve such fees in their discretion, but are reimbursed for their reasonable and necessary expenses in attending board and committee meetings. Upon their election to our board of directors, each of Messrs. Goldman, Stern and Zingale were granted an option under our 1997 equity incentive plan to purchase 50,000 shares of our common stock at an exercise price of $3.00 per share. Each of these options vest as to 33% of the shares on the first anniversary of the date of grant, and as to 2.78% of the shares each month after that. In the event of a change in control of Kintana, these options will become fully vested.

   Each member of our board of directors who is not our employee, or an employee of a parent, subsidiary or affiliate of ours, will be eligible to participate in our 2001 equity incentive plan, which becomes effective as of the date of this prospectus. Under this plan, the option grants to non-employee directors are automatic and non-discretionary. Each non-employee director who becomes a member of our board of directors on or after the date of this prospectus will be granted an option to purchase 35,000 shares of our common stock. Immediately after each annual meeting of our stockholders, each non-employee director who is elected to serve a three-year term as the annual meeting will automatically be granted an additional option to purchase 35,000 shares. In addition, each non-employee director will be granted an option to purchase 15,000 shares of our common stock for serving on one or more committees of the board. Each non-employee director who is reappointed to one or more committee for a three-year term will be granted an additional grant of an option to purchase 15,000 shares of our common stock for serving on the committees.

   Each option granted to our non-employee directors will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a ten-year term. The options will vest over a three-year period, with 33% of the shares vesting on the first anniversary of the date of grant, and an additional 2.78% vesting each month after that, so long as the non-employee director continuously remains our director or consultant, or in the case of stock options that are granted for serving on a committee, for so long as the non-employee director continuously serves on that committee. In the event of a change in control of Kintana, options granted to our non-employee directors under the plan will become fully vested.

Executive Compensation

   The following table shows the total compensation received for services rendered to us during the fiscal year ended December 31, 2000 by our Chief Executive Officer and our four other most highly compensated executive officers whose compensation was at least $100,000 in 2000.

                      Summary Compensation Table for 2000

                                                                   Long-Term
                                                      Annual      Compensation
                                                   Compensation      Awards
                                                 ---------------- ------------
                                                                   Shares of
                                                                  Common Stock
                                                                   Underlying
Name and Principal Position                       Salary   Bonus    Options
---------------------------                      -------- ------- ------------
Bryan E. Plug................................... $200,000 $28,000        --
 Co-Chairman and Chief Executive Officer (1)
Raj Jain........................................  200,000  67,500    52,000
 Co-Chairman, President and Chief Technology
  Officer
Nicholas W. Fergis..............................  200,000  72,500    52,000
 Vice President, Strategy (2)
Ram Duraiswamy..................................  200,000  73,500    52,000
 Vice President, Strategic Initiatives (3)
Robert J. Eve...................................  160,000  32,750    50,000
 Vice President, Alliances

--------
(1) In January 2000, we sold Mr. Plug 1,645,000 shares of our common stock at a price of $1.00 per share under a restricted stock purchase agreement.
(2)  Mr. Fergis served as our Chief Financial Officer until May 2000.
(3)  Mr. Duraiswamy served as our Chief Operating Officer until January 2000.

   Mr. McFeeters, our Chief Financial Officer, commenced employment with us in May 2000. Based on his annual salary of $175,000 per year, we paid Mr. McFeeters $103,867 for the seven months he worked for us in 2000. Mr. McFeeters also received a bonus of $41,900 for 2000.

   Cash bonuses and equity-based awards for executive officers are determined each year at or following the end of our fiscal year, in accordance with targets established at or near the beginning of the fiscal year. Factors which may be considered in determining the awards to the executives will be, among others, the executive officer's individual performance and our financial performance.

   Additional details regarding the compensation of these executive officers are provided in the section entitled "Employment Contracts and Change of Control Arrangements."

                             Option Grants in 2000

   The following table presents information about grants of stock options to those executive officers named in the summary compensation table above for the year ended December 31, 2000.

                                                                           Potential
                                                                          Realization
                                                                       Value at Assumed
                                                                        Annual Rates of
                         Number of   Percent of                           Stock Price
                         Shares of  Total Options                      Appreciation for
                         Underlying  Granted to   Exercise                Option Term
                          Options   Employees in  Price Per Expiration ----------------
Name                      Granted    Fiscal 2000    Share      Date       5%      10%
----                     ---------- ------------- --------- ---------- -------- --------
Bryan E. Plug...........      --         -- %       $ --         --    $    --  $    --
Raj Jain................   52,000       1.39         1.10     1/2/10
Nicholas W. Fergis......   52,000       1.39         1.10     1/2/10
Ram Duraiswamy..........   52,000       1.39         1.10     1/2/10
Robert J. Eve...........   50,000       1.35         3.00     5/1/10        --       --

   We granted options to purchase a total of 3,741,184 shares of our common stock to our employees during 2000. The calculation of total options granted to employees excludes the 1,645,000 shares of common stock sold to Mr. Plug in 2000 under a restricted stock purchase agreement.

   The potential realizable value for each option grant is calculated based on the ten-year term of the option and the market value at the time of grant. Stock price appreciation of 5% and 10% is assumed under rules of the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by

  .  multiplying the number of shares of common stock subject to a given
     option by the assumed initial public offering price of $   per share;

  . assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

  .  subtracting from that result the total option exercise price.

   In January 2000, we granted an option to purchase 52,000 shares to each of Messrs. Duraiswamy, Fergis and Jain. These options have an exercise price of $1.10 per share, and vested as to 100% of the shares on the first anniversary of the date of grant. In May 2000, we granted an option to purchase 50,000 shares to Mr. Eve. This option had an exercise price of $3.00 per share, and vested as to 25% of the shares on the first anniversary of the date of grant, and will vest as to 2.083% of the shares each month after that. Mr. Eve exercised the option in September 2000 as to all of the 50,000 shares. We have a right to repurchase Mr. Eve's unvested shares, which right lapses based upon the vesting schedule of the original option. In May 2000, we granted an option to purchase 175,000 shares to Mr. McFeeters. This option has an exercise price of $3.00 per share, and vested as to 25% of the shares on the first anniversary of the date of grant, and will vest as to 2.083% of the shares each month after that.

  Aggregate Option Exercises in 2000 and Option Values as of December 31, 2000

   The following table provides information concerning options exercised during 2000 and unexercised options held by the officers named in the Summary Compensation Table, as of December 31, 2000 that are "in-the-money," meaning
that the assumed initial public offering price of $   per share exceeds the
exercise price per share. Because there was no public trading market for our common stock as of December 31, 2000, the value in the table was calculated
based on the assumed initial public offering price of $   per share, less the
applicable exercise price.

                                                           Number of Shares
                                                        Underlying Unexercised     Value of Unexercised
                                                              Options at           In-the-Money Options
                         Number of Shares                  December 31, 2000       at December 31, 2000
                           Acquired on       Value     ------------------------- -------------------------
Name                       Exercise (#)   Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ---------------- ------------ ----------- ------------- ----------- -------------
Bryan E. Plug...........         --          $ --           --          --          $ --         $ --
Raj Jain................         --            --        52,000         --
Nicholas W. Fergis......         --            --        52,000         --
Ram Duraiswamy..........         --            --        52,000         --
Robert J. Eve...........     250,200(1)        --           --          --            --           --

--------
(1) These shares are subject to a right of repurchase in favor of Kintana. As of June 30, 2001, 76,960 of these shares were vested.

Employee Benefit Plans

   1997 Equity Incentive Plan. In August 1997, our board of directors adopted, and our stockholders approved, our 1997 equity incentive plan. As of June 30, 2001, options to purchase 5,255,782 shares of our common stock and were outstanding under this plan with a weighted average exercise price of $2.33 per share, and 910,688 shares remained available for issuance upon the exercise of options that may be granted in the future. Because our 2001 equity incentive plan will become effective on the date of this prospectus, no options will be granted under our 1997 equity incentive plan after this date. However, any outstanding options under our 1997 equity incentive plan will remain outstanding and be subject to the terms of our 1997 equity incentive plan and the relevant stock option agreement until exercise or until they terminate or expire by their terms. Options granted under our 1997 equity incentive plan are subject to terms substantially similar to those described below with respect to options granted under our 2001 equity incentive plan.

   Chain Link Technologies Limited Company Share Option Scheme. In May 2000, our board of directors adopted the Chain Link Technologies Limited Company Share Option Scheme, or U.K. option plan. As of June 30, 2001, options to purchase 64,542 shares of our common stock were outstanding under this plan, and 90,146 shares of our common stock were available for issuance upon the exercise of options that may in the future be granted to employees, officers, directors and consultants of our wholly-owned subsidiary in the United Kingdom. Because our 2001 equity incentive plan will become effective on the date of this prospectus, no options will be granted under our U.K. option plan after this offering. However, any outstanding options under our U.K. option plan will remain outstanding and be subject to the terms of our U.K. option plan and the relevant stock option agreement until exercise or until they terminate or expire by their terms. Options granted under our U.K. option plan are subject to terms substantially similar to those described below with respect to options to be granted under our 2001 equity incentive plan.

   2001 Equity Incentive Plan. In June 2001, our board of directors adopted our 2001 equity incentive plan. Our 2001 equity incentive plan will become effective on the date of this prospectus and will serve as the successor to our 1997 equity incentive plan. This plan authorizes the award of options, restricted stock and stock bonuses. This plan will terminate in June 2011, unless our board of directors terminates it earlier. We have reserved 3,000,000 shares for issuance under our 2001 equity incentive plan. In addition, shares reserved under our 1997 equity incentive plan that are not issued or subject to outstanding grants as of the date of this prospectus and any shares issued under these plans that are forfeited or repurchased by us or that are issuable upon exercise of options that become unexercisable for any reason without having been exercised in full will be available for grant and issuance under our 2001 equity incentive plan. On each January 1, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 5% of our outstanding shares on December 31 of the preceding year. Our board of directors or stock option and performance-based compensation committee may reduce the amount of the increase in any particular year.

   Shares available for grant and issuance under our 2001 equity incentive plan include:

  . shares issuable upon exercise of an option granted under the plan that cease to be subject to the option for any reason other than exercise of the option;

  . shares issued upon exercise of any option granted under this plan or subject to an award granted under this plan that are subsequently forfeited or repurchased by us at the original purchase price; or

  . shares of our common stock subject to stock bonuses granted under this plan that terminate without shares being issued.

   During any calendar year, no person will be eligible to receive more than 1,000,000 shares, or 2,500,000 shares in the case of a new employee, under our 2001 equity incentive plan. Also, our non-employee directors are entitled to receive automatic grants of options to purchase shares of our common stock upon their appointment or reelection to our board of directors or any committee of the board of directors, as described under "Management--Director Compensation."

   The 2001 equity incentive plan will be administered by the members of the stock option and performance-based compensation committee of our board of directors, which consists of Messrs. Zingale and Jaggers, each of whom is an outside director as defined under applicable federal tax laws. The stock option and performance-based compensation committee will have the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

   Our 2001 equity incentive plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The incentive stock options may be granted only to our employees or employees of any of our subsidiaries. The nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.

   Options may be exercised only as they vest or may be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options or shares will vest over a four-year period. The maximum term of the options granted under our 2001 equity incentive plan is ten years. Options granted under our 2001 equity incentive plan generally expire three months after the termination of the optionee's service to us or to a parent or subsidiary of ours, or 12 months if the termination is due to death or disability. If an optionee is terminated due to cause, then options granted to such optionee will expire immediately on the date of termination. In the event of a liquidation, dissolution or "change in control" transaction, except for options granted to non-employee directors, the vesting of all outstanding options will not be accelerated unless otherwise provided by the stock option and performance-based compensation committee.

   2001 Employee Stock Purchase Plan. In June 2001, our board of directors adopted our 2001 employee stock purchase plan. Our 2001 employee stock purchase plan will become effective on the date of this prospectus. The purchase plan is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis through payroll deductions. The purchase plan will terminate in June 2011, unless our board of directors terminates it earlier or if all of the shares reserved under this plan are issued.

   We have initially reserved 500,000 shares of our common stock for issuance under our 2001 employee stock purchase plan. The number of shares reserved for issuance under the plan will increase automatically on January 1 of each year by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or stock option and performance-based compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares purchasable by an individual in any six-month purchase period under the purchase plan may not exceed
2,500 shares.

   Our stock option and performance-based compensation committee will administer our 2001 employee stock purchase plan. The board of directors will have the authority to amend, terminate or extend the term of the purchase plan, except that no action may adversely affect any outstanding options previously granted under the plan. Except for the automatic increases described above, stockholder approval will be required to increase the number of shares that may be issued or to change the terms of eligibility under the purchase plan.

   Our employees generally will be eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week and more than five months in a calendar year. Our employees are not eligible to participate in the purchase plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the purchase plan, eligible employees may acquire shares of our common stock through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. For the first offering period, employees shall be automatically granted an option based on 15% of their cash compensation during such purchase period. An employee's participation in this plan will end automatically upon termination of employment for any reason.

   Eligible participants may purchase shares having a fair market value up to a maximum of $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in the purchase plan. Except for the first offering period, each offering period will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the date of this prospectus. The first purchase period may be more or less than six months long. After that, the offering periods will begin on February 1 and August 1. The purchase price for shares of our common stock purchased under the purchase plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee will have the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or purchase period. The purchase plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code.

   401(k) Plan. We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees are generally eligible to participate and may enter the plan on the first day of the plan year in which the employee met the eligibility requirements. Participants may make pre-tax contributions to the plan of up to 20% of their eligible earnings, not to exceed the limits allowable under the Internal Revenue Code. Each participant is fully vested in his or her contributions and the investment earnings. The plan does not provide for any matching contributions by us. Contributions by the participants to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Offer Letters, Severance and Change of Control Agreements

   Mr. Plug, our Chief Executive Officer, has executed an employment agreement, dated December 31, 1999, that provides for an annual base salary of $200,000 and a performance-based bonus of up to $100,000 per year. In January 2000, we sold 1,645,000 shares of common stock to Mr. Plug at a price of $1.00 per share, which shares are subject to a right of repurchase which lapsed as to 12.5% of the shares in July 2000 and which lapses as to 2.083% of the shares each month after that. We also have an option to repurchase 75,000 of these shares in February 2002 if we do not achieve specified performance measures. In the event of a change of control of Kintana, our repurchase right will lapse as to 50% of his then-unvested shares, and if the successor corporation does not offer Mr. Plug a position with similar compensation following a change of control event, then the repurchase right will lapse as to the remaining shares. If Mr. Plug's employment is terminated without cause or he quits for good reason, as these terms are defined in his employment agreement, he will receive a severance payment equal to 12 months' salary and his unvested shares of restricted stock will fully vest. We agreed to provide Mr. Plug with health, holiday, vacation, 401(k) and other benefits substantially similar to those available to all of our employees. Mr. Plug's employment is at-will and may be terminated at any time, with or without cause.

   Mr. McFeeters, our Chief Financial Officer, has executed an offer letter, dated May 23, 2000, that provides for an annual base salary of $175,000 and a performance-based bonus of up to $50,000 per year. This letter also provided for reimbursement of up to $30,000 for relocation expenses. Mr. McFeeters received an option to purchase 175,000 shares of our common stock at an exercise price of $3.00 per share. This option vested as to 25% of the shares in May 2001 and as to 2.083% each month after that. In the event of a change of control in Kintana, if within six months of the change of control there is a significant reduction in the duties and responsibilities of Mr. McFeeters, a material adverse change in the reporting responsibilities, title or status of Mr. McFeeters or if Mr. McFeeters is involuntarily terminated without cause, then the vesting of the option will accelerate by 12 months. If Mr. McFeeters' employment is involuntarily terminated, he will receive a severance payment equal to six months' salary and general benefits. We agreed to provide Mr. McFeeters with health, holiday, vacation, 401(k) and other benefits substantially similar to those available to all of our employees.
Mr. McFeeters' employment is at-will and may be terminated at any time, with or without cause. In January 2001, Mr. McFeeters received an option to purchase 10,000 shares of our common stock at an exercise price of

$3.00 per share. This option vests as to 25% of the shares after one year from the grant date and 2.083% of the shares each month after that.

   Mr. Benza, our Chief Marketing Officer, has executed an offer letter, dated April 4, 2000, that provides for an annual base salary of $175,000 and a performance-based bonus of up to $75,000, of which $25,000 was guaranteed for 2000 for remaining employed by us through December 31, 2000. This letter also provides for a discretionary business expense allowance of up to $7,200 per year. Mr. Benza received an option to purchase 350,000 shares of our common stock at an exercise price of $3.00 per share, which option vested as to 20% of the shares in November 2000 and as to 2.67% of the shares each month after that. If we are acquired, the vesting of this option will accelerate by one year; provided, however, that, if, within six months of the change of control, there is a significant reduction in the duties and responsibilities of Mr. Benza, a material adverse change in the reporting responsibilities, title or status of Mr. Benza, if Mr. Benza is required to relocate more than 50 miles from Kintana or if Mr. Benza is involuntarily terminated without cause, then this option shall become 100% vested. If Mr. Benza's employment is involuntarily terminated, he will receive a severance payment equal to six months' salary and general benefits. We agreed to provide Mr. Benza with health, holiday, vacation, 401(k) and other benefits substantially similar to those available to all of our employees. Mr. Benza's employment is at-will and may be terminated at any time, with or without cause.

   Mr. Eve, our Vice President, Alliances, has executed an offer letter, dated August 27, 1999, that provides for an annual base salary of $150,000, increased to $160,000 effective January 1, 2000, and a performance-based bonus of up to 25% of his annual base salary. Mr. Eve received an option to purchase 200,000 shares of our common stock at an exercise price of $1.00 per share, which option vested as to 25% of the underlying shares in September 1999, and as to 2.083% of the shares each month after that. In addition, in May 2000 we granted Mr. Eve an option to purchase 50,000 shares of our common stock at an exercise price of $3.00 per share, which option vested as to 25% of the underlying shares in May 2001 and as to 2.083% of the shares each month after that. Mr. Eve early exercised these options in September 2000, with the unvested shares remaining subject to our right of repurchase. In the event of a change of control of Kintana, if, within six months of the change of control, there is a significant reduction in the duties and responsibilities of Mr. Eve, a material adverse change in the reporting responsibilities, title or status of Mr. Eve or if Mr. Eve is involuntarily terminated without cause, then the vesting of Mr. Eve's shares will accelerate by 12 months. We agreed to provide Mr. Eve with health, holiday, vacation, 401(k) and other benefits substantially similar to those available to all of our employees. Mr. Eve's employment is at-will and may be terminated at any time, with or without cause.

   Mr. Hallett, our Senior Vice President, Sales, has executed an offer letter, dated September 29, 2000, that provides for an annual base salary of $200,000 and a performance-based bonus comprised of up to $200,000 in cash and stock options. Mr. Hallett received an option to purchase 340,000 shares of our common stock at an exercise price of $3.00 per share, which option vests as to 40,000 shares at the end of January 11, 2001, and as to 2.083% of the shares each month after that. In the event of a change of control of Kintana, if, within six months of the change of control, there is a significant reduction in the duties and responsibilities of Mr. Hallett, a material adverse change in the reporting responsibilities, title or status of Mr. Hallett or if Mr. Hallett is involuntarily terminated without cause, then the vesting of the option will accelerate by 12 months. Mr. Hallett's employment is at-will and may be terminated at any time, with or without cause. If Mr. Hallett's employment is involuntarily terminated, he will receive a severance payment equal to six months' salary and general benefits and the vesting of his stock option grant will accelerate by six months. We agreed to provide Mr. Hallett with health, holiday, vacation, 401(k) and other benefits substantially similar to those available to all of our employees.

   Mr. Carlson, our Vice President, Customer Value, has executed an offer letter, dated May 10, 2001, that provides for an annual base salary of $175,000 and a performance-based bonus of up to $125,000 per year. Mr. Carlson received an option to purchase 165,000 shares of our common stock at an exercise price of $3.00 per share, which option vests as to 20,625 shares on November 14, 2001, and as to 2.083% of the shares each month after that. Mr. Carlson is eligible to receive an option to purchase an additional 10,000 shares if, within the first six months of his employment, he achieves performance-based milestones to be set by Mr. Hallett. We agreed to provide Mr. Carlson with health, holiday, vacation, 401(k) and other benefits substantially similar to those available to all of our employees. Mr. Carlson's employment is at-will and may be terminated at any time, with or without cause.

Indemnification of Directors and Executive Officers and Limitation on Liability

   Our certificate of incorporation provides that our directors shall not be liable to us or to our stockholders for monetary damages for any breach of fiduciary duty, however, Delaware law provides for the following exceptions to the limitation for breaches of fiduciary duty:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law, regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions. Our bylaws also require us to advance expenses, as incurred, to our directors and executive officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions. These rights are not exclusive.

   In addition to the indemnification provisions contained in our bylaws, we intend to enter into indemnification agreements with our current directors and executive officers obligating us to indemnify these directors and officers for expenses and liabilities incurred in connection with actions or proceedings brought against them in their capacities as our agents. We are also in the process of obtaining directors' and officers' insurance to cover our directors, executive officers and some of our employees for specific liabilities, including public securities matters and breach of fiduciary duty. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

   We intend to enter into an underwriting agreement in connection with this offering that will provide for the indemnification of our officers and directors by the underwriters against some liabilities, including liabilities arising under the Securities Act.

   The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by Kintana is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

   Other than the transactions described in "Management" and the transactions described below, since January 1, 1998, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party:

  .  in which the amount involved exceeded or will exceed $60,000; and

  . in which any director, executive officer, holder of more than 5% of our common stock or any member of his or her immediate family had or will have a direct or indirect material interest.

Preferred Stock Financings

   Series A Financing. In June 1999, we and Messrs. Duraiswamy, Fergis and Jain, our co-founders, entered into a securities purchase agreement with four entities affiliated with TA Associates. Kurt R. Jaggers, currently one of our directors, is a managing director of TA Associates. Under this agreement, we sold a total of 2,782,424 shares of our Series A convertible participating preferred stock at an aggregate purchase price of $1.7 million, or $0.611 per share, and 1,391,212 shares of our redeemable preferred stock at an aggregate purchase price of $4.3 million, or $3.09 per share. We also issued warrants to purchase 825,834 shares of our common stock at an exercise price of $2.4218 per share.

   Upon the closing of this offering, each share of Series A convertible participating preferred stock will convert automatically into one share of our common stock, or a total of 2,782,424 shares, and each share of redeemable preferred stock will be redeemed for an amount of cash equal to $3.09 per share, plus dividends, which accrue on a daily basis at a rate of $0.185448 per share per year. Our certificate of incorporation provides that this redemption will occur automatically upon the closing of this offering.

   Bridge Loan. On September 21, 2000, Bryan E. Plug, our Chief Executive Officer and Co-Chairman of our Board of Directors, and entities affiliated with TA Associates, each loaned us $1.0 million in connection with a $2.0 million bridge loan financing. In connection with the bridge loan, we issued 8% convertible promissory notes that converted into 145,430 shares of Series B convertible participating preferred stock, in the case of loans made by Mr. Plug, and 145,428 shares of our Series B-1 convertible participating preferred stock, in the case of loans made by entities affiliated with TA Associates, upon the first sale of our Series B convertible participating preferred stock. In addition, Mr. Plug received warrants to purchase 14,388 shares of Series B convertible participating preferred stock, and the entities affiliated with TA Associates received warrants to purchase 14,386 shares of Series B-1 convertible participating preferred stock.

   Series B Financing. In November 2000 and in February, April, June and July 2001, we entered into a securities purchase agreement with several investors, including Mr. Plug, and four entities affiliated with TA Associates. Under this agreement, we sold a total of 3,883,349 shares of our Series B convertible participating preferred stock and 433,198 shares of our Series B-1 convertible participating preferred stock at an aggregate purchase price of $30.0 million, or $6.95 per share.

Sales of Common Stock and Related Loans

   In January 2000, Mr. Plug purchased 1,645,000 shares of our common stock for $1.00 per share. Mr. Plug paid for substantially the entire purchase price for these shares with a full recourse promissory note in the principal amount of $1.6 million, with interest compounded annually on the unpaid balance at a rate of 6.21% per year. This note is also secured by the shares purchased, and becomes due and payable on the earlier of the date of transfer of the shares, or January 2004. As of June 30, 2001, the entire principal amount remained outstanding under this loan.

   In September 2000, Paul J. McFeeters, our Chief Financial Officer, exercised an option to purchase 33,333 shares of our common stock. Mr. McFeeters paid for substantially the entire exercise price for these shares with a full recourse promissory note in the principal amount of $100,000, with interest compounded annually on the unpaid balance at a rate of 8.00% per year. This note is also secured by the shares exercised and becomes due and payable on the earlier date of Mr. McFeeters' termination or resignation, or February 2004. As of June 30, 2001, the entire principal amount remained outstanding under this loan.

Employment Arrangements

   Several of our executive officers have accepted offer letters from us that provide for salary, stock options and other benefits. For a description of these offer letters, please see "Management--Offer Letters, Severance and Change of Control Agreements."

Indemnification Agreements

   We have entered into indemnification agreements with our directors and our executive officers, and intend to enter into indemnification agreements with our future directors and executive officers. For a general description of these agreements, see "Management--Indemnification of Directors and Executive Officers and Limitation on Liability."

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2001, and as adjusted to reflect the sale of the shares in this offering for:

  . each person known by us to be the beneficial owner of more than 5% of our of common stock;

  .  each of our directors;

  .  each executive officer listed in the summary compensation table above;
     and

  .  all directors and executive officers as a group.

   The percentage of beneficial ownership for the following table is based on 35,848,679 shares of common stock outstanding on June 30, 2001. This number includes 615,615 shares sold subsequent to June 30, 2001 and 14,386 shares subject to warrants that will be exercised prior to the completion of this offering.

   The number of shares beneficially owned by each stockholder is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder exercises sole or shared voting or investment power. To our knowledge, all persons and entities listed below have sole voting and investment power over their shares of common stock, except to the extent that individuals share authority with spouses under applicable law. Shares of common stock subject to options, warrants or other rights exercisable within 60 days of June 30, 2001 are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or rights for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each director and executive officer listed below is c/o Kintana, Inc., 1314 Chesapeake Terrace, Sunnyvale, California 94089.

                               Number of Shares   Percent Beneficially Owned
                                 Beneficially   ------------------------------
Name of Beneficial Owner            Owned       Before Offering After Offering
------------------------       ---------------- --------------- --------------
Directors and Executive
 Officers:
Bryan E. Plug (1).............     1,880,273          5.2%              %
Raj Jain (2)..................     7,565,487         21.1
Nicholas W. Fergis (3)........     7,164,649         20.0
Ram Duraiswamy (4)............     7,601,476         21.2
Robert J. Eve (5).............       250,200           *
Kenneth A. Goldman (6)........        19,444           *
Kurt R. Jaggers (7)...........     5,261,558         14.3
 TA Associates, Inc.
 125 High Street
 High Street Tower, Suite 2500
 Boston, MA 02110
Raymond G. Stern .............            --           *
Anthony Zingale ..............            --           *
Executive officers and
 directors as a group (13
 persons) (8).................    30,226,937         80.9
5% Stockholder
Camelot Ventures/Kintana
 L.L.C. ......................     1,910,578          5.3
 100 Galleria Officentre,
  Suite 419
 Southfield, MI 48034

--------
  *  Represents less than 1%.
 (1) Includes 1,144,791 shares that are subject to our right of repurchase that lapses as to 32,708 shares per month, 75,000 shares that are subject to our right of repurchase, that lapses in February 2002 upon Mr. Plug's achievement of certain specified performance measures. Also includes 145,430 shares of common stock issuable upon the conversion of Series B convertible participating preferred stock and warrants to purchase 14,388 shares of common stock subject to a warrant that is immediately exercisable.

 (2) Includes 7,075,554 shares held of record by Mr. Jain and his spouse as trustees under the Jain Family Trust UDT dated December 20, 1999 and 510,204 shares held by RSJ Investment Partners, LP of which Mr. Jain and his wife are the partners. Includes an option to purchase 52,000 shares of our common stock that is immediately exercisable.
 (3) Includes 52,000 shares of common stock subject to an option that is immediately exercisable.
 (4) Includes 7,073,719 shares held of record by Mr. Duraiswamy and his spouse as trustees under the Duraiswamy Family Living Trust, 250,000 shares held by a Grantor Retained Annuity Trust with his spouse as trustee and another 250,000 shares held by a Grantor Retained Annuity Trust with Mr. Duraiswamy as trustee. Also includes 52,000 shares of common stock subject to an option that is immediately exercisable.
 (5) Includes 173,240 shares that are subject to our right of repurchase as of June 30, 2001. This repurchase right lapses at a rate of 5,208 shares per month.
 (6) Represents shares subject to an option that is exercisable within 60 days of June 30, 2001.
 (7) Represents 4,289,892 shares held by TA/Advent VIII L.P., of which 685,055 shares are subject to immediately-exercisable warrants, 804,360 shares held by Advent Atlantic & Pacific III L.P., of which 128,449 shares are subject to immediately-exercisable warrants, 81,508 shares held by TA Executives Fund LLC, of which 13,016 shares are subject to immediately-exercisable warrants, and 85,798 shares held by TA Investors LLC, of which 13,700 shares are subject to immediately-exercisable warrants. This number includes an aggregate of 433,148 shares of common stock issuable upon conversion of Series B-1 convertible participating preferred stock. We anticipate each of the immediately-exercisable warrants to purchase an aggregate of 14,386 shares of common stock issuable upon conversion of Series B-1 convertible participating preferred stock will be exercised prior to the completion of this offering. Mr. Jaggers is a managing director of TA Associates. Mr. Jaggers disclaims beneficial ownership of shares held by the entities affiliated with TA Associates except to the extent of his pecuniary interest arising from his interest in TA Associates. Each of the entities affiliated with TA Associates has sole voting and investment power with respect to the shares that it holds.
 (8) Includes the items described in footnotes (1)-(7) above, as well as options to purchase 509,120 shares of common stock that are exercisable within 60 days of June 30, 2001. Also includes 24,305 shares that are subject to our right of repurchase, which lapses as to 695 shares per month.

                          DESCRIPTION OF CAPITAL STOCK

   Immediately after the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2001, 35,848,679 shares of common stock were outstanding, held of record by approximately 260 stockholders. Also, as of June 30, 2001, options to purchase 5,334,602 shares of common stock and warrants to purchase 840,222 shares of common stock were outstanding.

Common Stock

   Voting Rights. Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation. In addition, our certificate of incorporation and bylaws require the approval of two-thirds, rather than a majority, of the shares entitled to vote for some matters. For a description of these matters, see "Anti-takeover Provisions."

   Dividend Rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock in this offering may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose.

   Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any shares of preferred stock that may be outstanding.

   Other Rights. Holders of common stock have no preemptive rights, conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

   Upon the closing of this offering, each outstanding share of convertible preferred stock will be converted into shares of common stock, and each outstanding share of redeemable preferred stock will be redeemed for cash, plus any accrued dividends, as required by our certificate of incorporation. Each outstanding share of Series A convertible participating preferred stock will convert into one share of common stock. Each outstanding share of Series B
convertible participating preferred stock will convert into      share of
common stock, assuming an initial public offering price of $   per share of
common stock. Each outstanding share of Series B-1 convertible participating
preferred stock will effectively convert into      share of common stock.

   Following this offering, the board of directors will be authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. The board will be able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. We have no present plans to issue any shares of preferred stock.

Warrants

   As of June 30, 2001, we had outstanding warrants to purchase 825,834 shares of our common stock at an exercise price of $2.4218 and warrants to purchase 14,388 shares of our Series B convertible participating preferred stock and 14,386 shares of our Series B-1 convertible participating preferred stock, each with an exercise price of $0.01 per share. The warrants to purchase shares of our Series B-1 convertible participating preferred stock will be exercised prior to the completion of this offering. The warrant to purchase shares of our Series B convertible participating preferred stock will be exercisable for common stock after the completion of this offering.

Registration Rights

   After this offering, the holders of 31,565,293 shares of common stock will have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in registration statements that we file, as set forth in further detail below.

   Demand Registration Rights. At any time 181 days after the closing of this offering, a majority in interest of shares that have demand registration rights may request that we register all or a portion of their shares, in which case all holders of shares that have registration rights may elect to have all or a portion of their shares registered. We are required to file up to three registration statements under this right. The underwriters of any underwritten public offering made upon an exercise of these demand rights will have the right to limit the number of shares to be included in that registration statement. If and when we become eligible to file a registration statement on Form S-3, stockholders with registration rights intending to sell shares having an aggregate sale price of at least $500,000 at a time may, on one or more occasions, request that we register their shares.

   Piggyback Registration Rights. In addition, holders of shares that have registration rights and Messrs. Jain, Fergis and Duraiswamy have the right to include their shares in any registration statement that we file, except for the registration statement filed in connection with this offering and registration statements that cover an employee benefit plan or a merger or corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered for these holders.

   Postponement. We may postpone the filing or effectiveness of a registration statement or registration statements for up to an aggregate of 90 days in any 12-month period if we determine that the filing would not be in the best interests of Kintana or our stockholders, or if there is a valid business purpose or reason for delaying the filing or effectiveness.

   Transferability. These registration rights may be transferred by any holder of at least 100,000 shares.

   Expenses of Registration. We will pay all expenses related to any demand or piggyback registration, including all registration and filing fees, printing fees, fees for one counsel for the selling stockholders and other fees.

   Expiration of Registration Rights. The registration rights expire for any particular stockholder if the stockholder can sell all of its shares under Rule 144(k) under the Securities Act.

Anti-takeover Provisions

   Charter and Bylaws. Provisions of our certificate of incorporation and bylaws that will be in effect after this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions also may limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

  . divide our board of directors into three classes, each serving staggered three-year terms;

  . require the approval of two-thirds of the shares entitled to vote at an election of directors in order to remove a director from office;

  . require the approval of two-thirds of the shares entitled to vote in order to adopt, amend or repeal our bylaws;

  . do not allow stockholders to fill vacancies on the board of directors, unless the board determines by resolution that any of these vacancies will be filled by the stockholders;

  . do not allow stockholders to take action by written consent, and only allow stockholders to take action at an annual or special meeting of stockholders;

  . limit the ability of stockholders to call special meetings of the stockholders by requiring advance notice and by requiring a majority of the stockholders entitled to vote at an election of directors to call the special meeting;

  . do not allow stockholders to vote their shares cumulatively in electing directors; and

  . authorize us to issue preferred stock without any vote or further action by the stockholders.

   The classification system of electing directors increases the difficulty of replacing a majority of the directors, and therefore may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

   Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, which, subject to specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder," unless:

  . prior to the date of the proposed action, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date of the proposed action, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

   This section may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts to acquire us that might result in a premium over the market price for the shares of stock held by stockholders.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is                .

Listing

   We have applied to list our common stock on the Nasdaq National Market under the trading symbol "KNTA."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding     shares of our
common stock, or     shares if the underwriters' over-allotment option is
exercised in full, assuming that there are no exercises of outstanding options
or warrants after June 30, 2001. Of these shares, all of the     shares sold in
this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Shares purchased by an affiliate may not be resold except under an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining 35,848,679 shares of our common stock held by existing stockholders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, additional shares will be available in the public market as follows:

                                      Approximate
                                       Number of
                                      Additional
                                      Shares That
Date                                  May be Sold                Description
----                                  ----------- ----------------------------------------
Date of this prospectus..............          0  All shares subject to lock-up
                                                  agreements.

180 days after the date of this                   Underwriters' lock-up expires. These
 prospectus..........................             shares may be sold under Rules 144,
                                                  144(k) or 701.

April 4, 2002........................  1,079,137  Shares sold in an additional closing of our Series B convertible participating
                                                  preferred stock financing. These shares
                                                  may be sold under Rule 144.

June 22, 2002........................    287,770  Shares sold in an additional closing of
                                                  our Series B-1 convertible participating
                                                  preferred stock financing. These shares
                                                  may be sold under Rule 144.

June 28, 2002........................    431,655  Shares sold in an additional closing of
                                                  our Series B convertible participating
                                                  preferred stock financing. These shares
                                                  may be sold under Rule 144.

July 6, 2002.........................    143,886  Shares sold in an additional closing of
                                                  our Series B convertible participating
                                                  preferred stock financing. These shares
                                                  may be sold under Rule 144.

July 9, 2002.........................    471,729  Shares sold in an additional closing of
                                                  our Series B convertible participating
                                                  preferred stock financing. These shares
                                                  may be sold under Rule 144.

In addition, as of June 30, 2001, we had 6,174,824 shares issuable under outstanding options and warrants, 2,231,880 of which were exercisable as of June 30, 2001.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which based on shares to be outstanding after this offering, will equal
     approximately        shares; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

   Sales of shares under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Affiliates may sell shares not constituting restricted securities without regard to the one-year holding period, but must still comply with the foregoing volume limitations and other restrictions.

Rule 144(k)

   Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares that have been held by a non-affiliate for at least two years may be sold in the open market immediately after the lock-up agreements expire.

Rule 701

   Any employee, officer, director or consultant who purchased shares under a written compensatory plan or contract may be entitled to sell his or her shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Lock-up Agreements

   Our officers and directors and the holders of substantially all of the shares of our common stock and options and warrants to purchase our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

Stock Options

   Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our stock option and employee stock purchase plans. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements expire. As of June 30, 2001, options to purchase 5,320,324 shares of common stock were issued and outstanding.

Warrants

   Upon the completion of this offering, warrants to purchase 840,222 shares of our common stock will be outstanding. If these warrants are exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. Each of the warrants also contains cashless, or net, exercise provisions. If these warrants are exercised pursuant to these cashless, or net, exercise provisions, the shares must be held until one year from the date the warrant was issued.

Registration Rights

   Holders of 31,565,293 shares of our common stock have registration rights requiring us to register our securities owned by them for public sale. For a discussion of these rights, see "Description of Capital Stock-- Registration Rights." Holders of these registration rights may not exercise these rights for a period of 180 days after the date of this prospectus. After these shares are registered, they will be freely tradable without restriction under the Securities Act.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in the underwriting
agreement dated    , 2001, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Dain Rauscher Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
                               Underwriter                              Shares
                               -----------                             ---------
   Credit Suisse First Boston Corporation.............................
   Dain Rauscher Incorporated.........................................
   U.S. Bancorp Piper Jaffray Inc. ...................................
                                                                         ----
       Total..........................................................
                                                                         ====

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to       additional shares from us at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $   per share. The
underwriters and selling group members may allow a discount of $   per share on
sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid by
 us.....................      $              $              $              $
Expenses payable by us..      $              $              $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances of stock options and stock purchase rights under our stock option and employee stock purchase plans and issuances of common stock pursuant to the exercise of stock options outstanding on the date of this prospectus.

   Our officers, directors and holders of substantially all our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering price, up to shares of common stock for employees, directors and some other persons associated with us, who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "KNTA."

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors that will be considered in determining the public offing price will include:

  . the information in this prospectus and otherwise available to the underwriters;

  .  market conditions for initial public offerings;

  .  the history and the prospects for the industry in which we will compete;

  .  the ability of our management;

  .  the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  . the general condition of the securities markets at the time of this offering.

   We can offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an online distribution through its affiliate CSFBdirect Inc., an online broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representation of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  . where required by law, that the purchaser is purchasing as principal and not as agent; and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for Shares acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the common stock that we are selling in this offering. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. An investment partnership, the members of which are partners of Fenwick & West LLP, owns an aggregate of 28,777 shares of our common stock.

                                    EXPERTS

   The consolidated financial statements as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information that is in the registration statement or the exhibits and schedules. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus is qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

   Washington, D.C.            New York, New York       Chicago, Illinois
   Room 1024, Judiciary Plaza  Seven World Trade Center 500 West Madison Street
   450 Fifth Street, N.W.      Suite 1300               Suite 1400
   Washington, D.C. 20549      New York, New York 10048 Chicago, Illinois 60661

   You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the Commission at http://www.sec.gov.

   We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

                         KINTANA, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000 and March 31,
 2001 (unaudited).........................................................  F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1998, 1999 and 2000 and the Three Months Ended March 31, 2000 and 2001
 (unaudited)..............................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the Years
 Ended December 31, 1998, 1999 and 2000 and the Three Months Ended March
 31, 2001 (unaudited).....................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1998, 1999 and 2000 and the Three Months Ended March 31, 2000 and 2001
 (unaudited)..............................................................  F-6
Notes to Consolidated Financial Statements for the Years Ended December
 31, 1998, 1999 and 2000 and the Three Months Ended March 31, 2001
 (unaudited)..............................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Kintana, Inc.:

   We have audited the accompanying consolidated balance sheets of Kintana, Inc. and subsidiaries ("the Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
April 27, 2001
(July 9, 2001 as to Note 12)

                         KINTANA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and par value amounts)

                                          December 31,                Pro Forma
                                        -----------------  March 31,  March 31,
                                         1999      2000      2001       2001
                                        -------  --------  ---------  ---------
                                                               (unaudited)
                                                                      (Note 1)
                ASSETS
Current assets:
  Cash and cash equivalents...........  $ 5,100  $  1,558  $    341
  Restricted cash.....................      220       --        --
  Accounts receivable, net of
   allowance for doubtful accounts of
   1999: $300; 2000: $541; 2001:
   $679...............................    5,859    11,269    13,899
  Prepaid expenses and other current
   assets.............................      292     2,065     1,667
  Income taxes receivable.............      --        774       774
  Deferred tax asset..................      912       --        --
                                        -------  --------  --------
    Total current assets..............   12,383    15,666    16,681
Property and equipment, net...........    1,148     2,692     4,370
Deposits and other assets.............      123       445       423
                                        -------  --------  --------
Total assets..........................  $13,654  $ 18,803  $ 21,474
                                        =======  ========  ========
     LIABILITIES, REDEEMABLE AND
 CONVERTIBLE PARTICIPATING PREFERRED
    STOCK AND STOCKHOLDERS' EQUITY
              (DEFICIT)
Current liabilities:
  Bank line of credit.................  $   --   $    --   $  1,758
  Accounts payable....................      498     2,254     4,784
  Accrued liabilities.................    2,052     9,494     9,917
  Unearned revenue....................    2,151     4,503     5,479
  Income taxes payable................    1,453       --        --
                                        -------  --------  --------
    Total current liabilities.........    6,154    16,251    21,938
Deferred tax liability................      342       --        --
Commitments (Note 10)
Redeemable preferred stock, $0.001 par
 value; shares authorized and
 outstanding: 1999, 2000 and 2001:
 1,391,212; pro forma: 1,391,212......    3,967     4,002     4,011
Series A convertible participating
 preferred stock, $0.001 par value;
 shares authorized and outstanding:
 1999, 2000, and 2001: 2,782,424; pro
 forma: none (liquidation preference
 $4,300)..............................    2,887     2,887     2,887        --
Series B convertible participating
 preferred stock, $0.001 par value;
 shares authorized: 1999: none; 2000
 and 2001: 3,500,000; shares
 outstanding: 1999: none; 2000:
 1,613,056; 2001: 1,756,942; pro
 forma: none (liquidation preference
 $12,211).............................      --     10,535    11,465        --
Series B-1 convertible participating
 preferred stock, $0.001 par value;
 shares authorized: 1999: none; 2000
 and 2001: 900,000; shares
 outstanding: 1999: none; 2000 and
 2001: 145,428; pro forma: none
 (liquidation preference $1,011)......      --        999       999        --
Stockholders' equity (deficit):
  Common stock, $0.001 par value,
   100,000,000 shares authorized;
   shares issued and outstanding:
   1999: 25,747,069; 2000: 28,641,167;
   2001: 28,743,036; pro forma:
   33,427,830.........................       26        29        29         33
  Additional paid-in capital..........    4,313    31,526    34,807     50,154
  Notes receivable from stockholders..      (70)   (1,889)   (1,889)    (1,889)
  Deferred stock compensation.........   (3,242)  (13,315)  (12,590)   (12,590)
  Accumulated deficit.................     (723)  (32,222)  (40,183)   (40,183)
                                        -------  --------  --------   --------
    Total stockholders' equity
     (deficit)........................      304   (15,871)  (19,826)    (4,475)
                                        -------  --------  --------   --------
Total liabilities, redeemable and
 convertible participating preferred
 stock and stockholders' equity
 (deficit)............................  $13,654  $ 18,803  $ 21,474
                                        =======  ========  ========

                See notes to consolidated financial statements.

                                 KINTANA, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                               Three Months
                                  Years Ended December 31,    Ended March 31,
                                  --------------------------  ----------------
                                   1998     1999      2000     2000     2001
                                  -------  -------  --------  -------  -------
                                                                (unaudited)
Revenues:
 Licenses.......................  $ 4,808  $ 8,535  $ 16,784  $ 1,847  $ 6,771
 Services.......................    5,665    9,106    14,919    2,560    4,808
 Maintenance and support........      777    1,692     4,131      681    1,521
                                  -------  -------  --------  -------  -------
 Total revenues.................   11,250   19,333    35,834    5,088   13,100
Cost of revenues:
 Licenses.......................       57       75       130       25       26
 Services (excluding
  amortization of deferred stock
  compensation) ................    4,055    5,806    10,869    1,830    4,301
 Maintenance and support........      165      215       528      104      318
 Amortization of deferred stock
  compensation..................      --       145     3,850      923      905
                                  -------  -------  --------  -------  -------
 Total cost of revenues.........    4,277    6,241    15,377    2,882    5,550
                                  -------  -------  --------  -------  -------
Gross profit....................    6,973   13,092    20,457    2,206    7,550
                                  -------  -------  --------  -------  -------
Operating expenses:
 Sales and marketing (excluding
  amortization of deferred stock
  compensation).................    2,354    5,906    25,574    2,891    8,392
 Research and development
  (excluding amortization of
  deferred stock compensation)..    3,200    3,370     9,478    1,597    2,695
 General and administrative
  (excluding amortization of
  deferred stock compensation)..    1,167    2,959     6,998      950    1,464
 Amortization of deferred stock
  compensation*.................      --     1,736    10,010    2,090    2,410
                                  -------  -------  --------  -------  -------
 Total operating expenses.......    6,721   13,971    52,060    7,528   14,961
                                  -------  -------  --------  -------  -------
Income (loss) from operations...      252     (879)  (31,603)  (5,322)  (7,411)
Other income (expense), net.....      --        81      (123)     (55)     101
                                  -------  -------  --------  -------  -------
Income (loss) before income
 tax............................      252     (798)  (31,726)  (5,377)  (7,310)
Income tax (expense) benefit....     (131)    (462)      526      --       --
                                  -------  -------  --------  -------  -------
Net income (loss)...............      121   (1,260)  (31,200)  (5,377)  (7,310)
Accretion of redemption value on
 redeemable preferred stock.....      --       (22)      (35)      (9)      (9)
Redeemable preferred stock
 dividend.......................      --      (147)     (264)     (65)     (65)
Extension of term of Series B
 convertible participating
 preferred stock warrant........      --       --        --       --      (407)
Series B convertible
 participating preferred stock
 beneficial conversion
 dividend.......................      --       --        --       --      (170)
                                  -------  -------  --------  -------  -------
Net income (loss) applicable to
 common stockholders............  $   121  $(1,429) $(31,499) $(5,451) $(7,961)
                                  =======  =======  ========  =======  =======
Net income (loss) per share:
 Basic..........................  $  0.01  $ (0.06) $  (1.19) $ (0.21) $ (0.29)
                                  =======  =======  ========  =======  =======
 Diluted........................  $  0.00  $ (0.06) $  (1.19) $ (0.21) $ (0.29)
                                  =======  =======  ========  =======  =======
 Pro forma--basic and diluted
  (unaudited)...................                    $  (1.06)          $ (0.24)
                                                    ========           =======
Number of shares used in
 computing per share amounts:
 Basic..........................   24,066   24,344    26,406   25,839   27,383
                                  =======  =======  ========  =======  =======
 Diluted........................   26,175   24,344    26,406   25,839   27,383
                                  =======  =======  ========  =======  =======
 Pro forma--basic and diluted
  (unaudited)...................                      29,411            30,423
                                                    ========           =======
* Amortization of deferred stock
 compensation included in
 operating expenses:
 Sales and marketing............  $   --   $    93  $  4,327  $   868  $ 1,129
 Research and development.......      --       151     3,433      760      870
 General and administrative.....      --     1,492     2,250      462      411
                                  -------  -------  --------  -------  -------
                                  $   --   $ 1,736  $ 10,010  $ 2,090  $ 2,410
                                  =======  =======  ========  =======  =======


                See notes to consolidated financial statements.

                         KINTANA, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (In thousands, except share amounts)

                                                         Notes
                                                       Receivable                Retained        Total
                            Common Stock    Additional    From      Deferred     Earnings    Stockholders'
                          -----------------  Paid-in     Stock-      Stock     (Accumulated)    Equity
                            Shares   Amount  Capital    holders   Compensation   (Deficit)     (Deficit)
                          ---------- ------ ---------- ---------- ------------ ------------- -------------
Balances, January 1,
 1998...................  24,000,000  $24    $   --     $   --      $    --      $    585      $    609
Exercise of stock
 options................     138,324               5                                                  5
Net income..............                                                              121           121
                          ----------  ---    -------    -------     --------     --------      --------
Balances, December 31,
 1998...................  24,138,324   24          5        --           --           706           735
Issuance of common stock
 for note receivable and
 cash...................      70,000              50        (30)                                     20
Exercise of stock
 options for note
 receivable and cash....   1,538,745    2         72        (40)                                     34
Issuance of common stock
 warrants in connection
 with issuance of
 preferred stock........                         510                                                510
Deferred stock
 compensation...........                       3,676                  (3,676)                       --
Amortization of deferred
 stock compensation.....                                                 434                        434
Accretion of redemption
 value on redeemable
 preferred stock........                                                              (22)          (22)
Redeemable preferred
 stock dividend.........                                                             (147)         (147)
Net loss ...............                                                           (1,260)       (1,260)
                          ----------  ---    -------    -------     --------     --------      --------
Balances, December 31,
 1999...................  25,747,069   26      4,313        (70)      (3,242)        (723)          304
Issuance of common stock
 for note receivable and
 cash...................   1,645,000    2      1,643     (1,643)                                      2
Issuance of stock
 options for services...                          94                                                 94
Issuance of common stock
 for services...........      25,000              75                                                 75
Exercise of stock
 options for note
 receivable and cash....   1,224,098    1        865       (250)                                    616
Collection of note
 receivable.............                                     74                                      74
Issuance of Series B and
 B-1 convertible
 participating preferred
 stock warrants in
 connection with
 issuance of convertible
 participating preferred
 stock..................                         603                                                603
Deferred stock
 compensation...........                      23,933                 (23,933)                       --
Amortization of deferred
 stock compensation.....                                              13,860                     13,860
Accretion of redemption
 value on redeemable
 preferred stock........                                                              (35)          (35)
Redeemable preferred
 stock dividend.........                                                             (264)         (264)
Net loss ...............                                                          (31,200)      (31,200)
                          ----------  ---    -------    -------     --------     --------      --------
Balances, December 31,
 2000...................  28,641,167   29     31,526     (1,889)     (13,315)     (32,222)      (15,871)
Exercise of stock
 options*...............      65,898              44                                                 44
Issuance of common stock
 in connection with
 issuance of Series B
 convertible
 participating preferred
 stock*.................      35,971             240                                                240
Deferred stock
 compensation*..........                       2,590                  (2,590)                       --
Amortization of deferred
 stock compensation*....                                               3,315                      3,315
Accretion of redemption
 value on redeemable
 preferred stock*.......                                                               (9)           (9)
Redeemable preferred
 stock dividend*........                                                              (65)          (65)
Extension of term of
 Series B convertible
 participating preferred
 stock warrant*.........                         407                                 (407)          --
Series B convertible
 participating preferred
 stock beneficial
 conversion dividend*...                                                             (170)         (170)
Net loss*...............                                                           (7,310)       (7,310)
                          ----------  ---    -------    -------     --------     --------      --------
Balances, March 31, 2001
 (unaudited)............  28,743,036  $29    $34,807    $(1,889)    $(12,590)    $(40,183)     $(19,826)
                          ==========  ===    =======    =======     ========     ========      ========

-------
*Unaudited

                See notes to consolidated financial statements.

                         KINTANA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                Three Months
                                                                    Ended
                                   Years Ended December 31,       March 31,
                                   --------------------------  ----------------
                                    1998     1999      2000     2000     2001
                                   -------  -------  --------  -------  -------
                                                                 (unaudited)
Cash flows from operating
 activities:
 Net income (loss)...............  $   121  $(1,260) $(31,200) $(5,377) $(7,310)
Adjustments to reconcile net
 income (loss) to net cash
 provided by (used in) operating
 activities:
 Depreciation and amortization...      128      260       722      117      286
 Amortization of deferred stock
  compensation...................      --       434    13,860    3,013    3,315
 Stock compensation--beneficial
  conversion dividend............      --     1,447       --       --       --
 Issuance of options and common
  stock for services.............      --       --        169      --       --
 Issuance of preferred stock
  warrants.......................      --       --         63      --       --
 Deferred taxes..................       87   (1,057)      570      --       --
 Loss on disposal of equipment...      --        33         4       15       12
 Changes in assets and
  liabilities:
 Accounts receivable.............   (1,187)  (3,235)   (5,410)   1,643   (2,630)
 Prepaid expenses and other
  current assets.................       (1)    (338)   (1,773)    (160)     398
 Deposits and other assets.......      --       --       (322)     (80)      22
 Accounts payable................      (71)     432     1,756      163    2,530
 Accrued liabilities.............      551    1,262     7,178      627      358
 Unearned revenue................      581    1,386     2,352     (105)     976
 Income taxes....................      --     1,428    (2,227)  (1,417)     --
                                   -------  -------  --------  -------  -------
  Net cash provided by (used in)
   operating activities..........      209      792   (14,258)  (1,561)  (2,043)
                                   -------  -------  --------  -------  -------
Cash flows from investing
 activities:
 Purchase of property and
  equipment......................     (379)    (965)   (2,270)    (474)  (1,976)
 Proceeds from sale of property
  and equipment..................      --        21       --       --       --
 Restricted cash.................      --      (220)      220      220      --
                                   -------  -------  --------  -------  -------
  Net cash used in investing
   activities....................     (379)  (1,164)   (2,050)    (254)  (1,976)
                                   -------  -------  --------  -------  -------
Cash flows from financing
 activities:
 Borrowings under (repayment of)
  line of credit.................      104     (500)      --       --     1,758
 Issuance of preferred stock, net
  of issuance costs..............      --     5,895    10,064      --     1,000
 Issuance of promissory notes....      --       --      2,010      --       --
 Exercise of stock options.......        5       20       616      109       44
 Collection of notes receivable..      --       --         74      --       --
 Issuance of common stock........      --        34         2      --       --
                                   -------  -------  --------  -------  -------
  Net cash provided by financing
   activities....................      109    5,449    12,766      109    2,802
                                   -------  -------  --------  -------  -------
Net increase (decrease) in cash
 and cash equivalents............      (61)   5,077    (3,542)  (1,706)  (1,217)
Cash and cash equivalents,
 beginning of period.............       84       23     5,100    5,100    1,558
                                   -------  -------  --------  -------  -------
Cash and cash equivalents, end of
 period..........................  $    23  $ 5,100  $  1,558  $ 3,394  $   341
                                   =======  =======  ========  =======  =======
Supplemental cash flow
 information:
 Cash paid for interest..........  $    24  $    33  $    229  $     8  $    28
                                   =======  =======  ========  =======  =======
 Cash paid for taxes.............  $     1  $    54  $  1,453  $ 1,417  $   --
                                   =======  =======  ========  =======  =======
Noncash investing and financing
 activities:
 Issuance of common stock in
  exchange for note receivable...  $   --   $    70  $  1,893  $   --   $   --
                                   =======  =======  ========  =======  =======
 Issuance of common stock in
  connection with issuance of
  Series B convertible
  participating preferred stock..  $   --   $   --   $    --   $   --   $   240
                                   =======  =======  ========  =======  =======
 Deemed dividend in connection
  with issuance of preferred
  stock..........................  $   --   $ 1,447  $    --   $   --   $   170
                                   =======  =======  ========  =======  =======
 Redeemable preferred stock
  dividend.......................  $   --   $   147  $    264  $    65  $    65
                                   =======  =======  ========  =======  =======
 Accretion of redemption value on
  redeemable preferred stock.....  $   --   $    22  $     35  $     9  $     9
                                   =======  =======  ========  =======  =======
 Extension of term of Series B
  convertible participating
  preferred stock warrant........  $   --   $   --   $    --   $   --   $   407
                                   =======  =======  ========  =======  =======
 Conversion of promissory notes
  into Series B and Series B-1
  convertible participating
  preferred stock................  $   --   $   --   $  2,010  $   --   $   --
                                   =======  =======  ========  =======  =======

                See notes to consolidated financial statements.

                         KINTANA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

(Information as of March 31, 2001 and for the Three Months Ended March 31, 2000
                        and March 31, 2001 is Unaudited)

1. Summary of Significant Accounting Policies

   Organization--Kintana, Inc. (formerly Chain Link Technologies, Inc.) (the "Company"), was formed on August 28, 1995. The Company provides software applications and services for technology chain management that enable companies to automate and manage their technology chain to reduce the time and cost required to implement technology-intensive business solutions.

   Revenue Recognition--The Company's revenue recognition policy is consistent with Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended. License revenues are comprised of license fees for the Company's software products. Revenue from license fees is recognized under the residual method when an agreement has been signed, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Vendor-specific objective evidence has been established by historical renewal rates. For electronic delivery, the software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed or determinable, revenues are recognized as payments become due from the customer.

   Revenue from maintenance and support arrangements is recognized on a straight-line basis over the term of the support agreement, which is typically one year. Support arrangements do not provide for specified upgrade rights but do provide technical support and the right to unspecified upgrades on an if-and-when-available basis. If support or services are included in an arrangement that includes a license agreement, amounts related to support or consulting are allocated based on vendor-specific objective evidence. Vendor-specific objective evidence for support and services is based on the price when such elements are sold separately, or, when not sold separately, the price as established by management having the relevant authority. Service revenues are comprised of revenue from consulting and training fees. Consulting and training revenues are recognized when provided to the customer. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as unearned revenue.

   Certain Significant Risks and Uncertainties--The Company operates in the software industry, and accordingly, can be affected by a variety of factors including factors described in these notes. For example, management of the Company believes that changes in any of the following areas, among others, could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: ability to increase revenues; the hiring, training and retention of key employees; development of sales distribution capabilities; software industry risks, including reductions in corporate technology spending; market acceptance of the Company's products under development; fundamental changes in the technology underlying the Company's software products; decreases in purchases or implementations of enterprise software; the Company's lengthy sales cycle; the Company's dependence on its direct sales force; dependence on sales of specific products; the Company's dependence on third-party relationships; growth in demand for the Company's professional services; risks of international operations; arbitration, litigation or other claims against the Company or its intellectual property; adverse changes in domestic and international market conditions; successful and timely completion of product development efforts; product introductions by competitors and the ability to obtain additional financing.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany transactions and balances.

   Unaudited Interim Financial Information--The unaudited interim financial information as of March 31, 2001 and for the three months ended March 31, 2001 and 2000 has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes thereto. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

   Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentration of credit risk consist of accounts receivable. The Company does not require collateral or other security to support accounts receivable and maintains reserves for potential credit losses. The Company's credit risk is minimized by its credit evaluation process.

   Foreign Currency Translation--The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, the financial statements of those subsidiaries, which are maintained in the local currency, are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. Exchange gains or losses from remeasurement of monetary assets and liabilities that are not denominated in U.S. dollars were not material for any period presented and are included in the consolidated statements of operations.

   Cash and Cash Equivalents--The Company considers all highly liquid investments, with an original maturity from the date of purchase of three months or less, to be cash equivalents.

   Restricted Cash--Restricted cash consisted of certificates of deposits which were restricted from use pursuant to certain lease agreements.

   Property and Equipment--Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the improvements.

   Software Development Costs--Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   Fair Value of Financial Instruments--The carrying amount of current assets and liabilities approximated fair value on December 31, 1999 and 2000.

   Income Taxes--The Company accounts for income taxes using an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

   Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, as amended. Effective in 1997, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies that do not choose to account for stock-based compensation as prescribed by this statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

   Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of--The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management has concluded that no long-lived assets are impaired at December 31, 2000.

   Comprehensive Income (Loss)--The Company had no items of other comprehensive income (loss). Accordingly, comprehensive income (loss) equals net income
(loss) for all periods presented.

   Unaudited Pro Forma Information--The unaudited pro forma balance sheet information assumes that as of March 31, 2001, each share of convertible participating preferred stock (the "Series A convertible participating preferred stock"), Series B convertible participating preferred stock and the Series B-1 convertible participating preferred stock (such preferred stock is collectively referred to as the "convertible participating preferred stock") had converted into one share of common stock upon closing of an initial public offering. Shares of common stock issued resulting from such an initial public offering and its related estimated proceeds are excluded from such pro forma information.

   Net Income (Loss) per Share--Basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of common shares outstanding during the period excluding shares subject to repurchase. Diluted net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potential shares of common stock in the diluted net income (loss) per share computation are excluded in net loss periods, as their effect would be antidilutive.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   Unaudited Pro Forma Net Loss per Common Share--Pro forma basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of shares of common stock resulting from the assumed conversion upon the closing of the planned initial public offering of outstanding shares of convertible participating preferred stock.

   Advertising Costs--All advertising costs are expensed as incurred. Advertising costs which are included in sales and marketing expenses were $463,000, $503,000 and $4.8 million for 1998, 1999 and 2000, respectively.

   Recent Accounting Standards--In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25, and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000 but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1999 or January 12, 2000. The adoption of FIN 44 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance on disclosure related to revenue recognition policies. The Company adopted SAB 101 in the fourth quarter of fiscal 2000; the adoption of SAB 101 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

   SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 will require the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability. The Company adopted SFAS 133 on January 1, 2001; the adoption of SFAS 133 did not have a significant impact on the Company's consolidated financial position, results of operations, or cash flows.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


2. Property and Equipment, Net

   Property and equipment are comprised of the following (in thousands):

                                                      December 31,
                                                     ---------------  March 31,
                                                      1999    2000      2001
                                                     ------  -------  ---------
   Property and equipment at cost:
     Computer equipment............................. $  958  $ 2,028   $ 2,194
     Computer software..............................    181      741     1,074
     Furniture and fixtures.........................    179      489     1,179
     Leasehold improvements.........................    239      565     1,340
                                                     ------  -------   -------
       Total........................................  1,557    3,823     5,787
   Less accumulated depreciation and amortization...   (409)  (1,131)   (1,417)
                                                     ------  -------   -------
   Property and equipment, net...................... $1,148  $ 2,692   $ 4,370
                                                     ======  =======   =======

3. Accrued Liabilities

   Accrued liabilities consist of the following (in thousands):

                                                        December 31,
                                                        ------------- March 31,
                                                         1999   2000    2001
                                                        ------ ------ ---------
   Accrued compensation................................ $  410 $2,336  $2,696
   Deferred rent.......................................     78  2,074   2,079
   Accrued sales and other taxes.......................    500  1,388   1,335
   Commissions and employee expense payable............    616    899   1,053
   Accrued dividend on redeemable preferred stock......    147    411     476
   Other accruals......................................    301  2,386   2,278
                                                        ------ ------  ------
     Total accrued liabilities......................... $2,052 $9,494  $9,917
                                                        ====== ======  ======

4. Bank Line of Credit

   In August 2000, the Company entered into a revolving line of credit arrangement with a commercial bank that enabled the Company to borrow up to a total of $7,500,000. Borrowings under the revolving line of credit bear interest at the bank's prime rate (9.5% at December 31, 2000) plus 2% and are collateralized by substantially all of the Company's assets. The credit arrangement expires in August 2001 and contains certain covenants and restrictions as to various matters.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


5. Income Taxes

   The provision (benefit) for federal and state income tax expense consists of the following (in thousands):

                                                              December 31,
                                                          ---------------------
                                                          1998  1999     2000
                                                          ---- -------  -------
   Current:
     Federal............................................. $ 41 $ 1,191  $(1,095)
     State...............................................   10     309       (1)
                                                          ---- -------  -------
       Total current.....................................   51   1,500   (1,096)
                                                          ---- -------  -------
   Deferred:
     Federal.............................................   62    (836)     472
     State...............................................   18    (202)      98
                                                          ---- -------  -------
       Total deferred....................................   80  (1,038)     570
                                                          ---- -------  -------
         Total........................................... $131 $   462  $  (526)
                                                          ==== =======  =======

   In 1997 and 1998, the Company was a personal service corporation which was taxed at a flat 35% rate for federal purposes. The Company changed its overall method of accounting from the cash basis to the accrual basis for tax purposes in 1999. The net effect of the conversion as of January 1, 1999 is being recognized as income for tax purposes ratably over four years.

   The federal benefit primarily represents the benefit of net operating losses being carried back to 1998 and 1999. The Company has net operating loss carryforwards of approximately $5,985,000 for federal and $5,595,000 for California income tax purposes, which will begin to expire in 2020 and 2008 respectively. The Company has foreign net operating loss carryforwards of approximately $2,928,000 in the United Kingdom, $1,311,000 in Germany, and $384,000 in France for income tax purposes. These losses will not expire in the United Kingdom or Germany. They will begin to expire in 2005 in France. Due to the losses incurred by the Company's foreign subsidiaries, no foreign tax provision is recorded.

   The Company has research and expenditure credit carryforwards of approximately $192,000 and $178,000 for federal and California income tax purposes, respectively. The federal credits begin to expire in 2020. The California credits have no expiration.

   When a change in ownership of the Company exceeds specified limits, existing loss and credit carryforwards may become restricted from use. Such restrictions then lapse over a period of time determined by the relationship between the amount of the loss carryforwards and the valuation of the Company at the time of the change. Any such ownership change could significantly limit the Company's ability to utilize its tax carryforwards.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   The differences between the effective income tax rate and the statutory federal income tax rate are as follows:

                                                              December 31,
                                                             -----------------
                                                             1998  1999   2000
                                                             ----  ----   ----
   Statutory federal tax rate...............................  35%  (35)%  (35)%
   Deferred stock compensation.............................. --     60     10
   Foreign losses for which no benefit is recognized........ --     25      5
   Valuation allowance...................................... --    --      21
   State income taxes net of federal tax benefit............   7     9    --
   Other....................................................  10    (1)    (3)
                                                             ---   ---    ---
   Effective tax rate.......................................  52%   58 %   (2)%
                                                             ===   ===    ===

   Deferred tax assets and liabilities are comprised of the following (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                 1999    2000
                                                                 -----  -------
   Net operating loss carryforwards............................. $ --   $ 3,874
   Deferred stock compensation..................................   187    1,672
   Unearned revenue.............................................   530    1,083
   Sales tax accrual............................................   --       444
   Deferred rental income.......................................   --       784
   Research and development credits.............................   --       370
   Accrued liabilities..........................................   375      332
   Cash vs. accrual adjustments/IRC 481(a)......................  (733)    (462)
   Other........................................................   211      376
                                                                 -----  -------
   Total deferred tax assets....................................   570    8,473
   Valuation allowance..........................................   --    (8,473)
                                                                 -----  -------
   Net deferred tax assets...................................... $ 570  $   --
                                                                 =====  =======

   The Company established a 100% valuation allowance at December 31, 2000 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

6. Preferred Stock and Warrants

   In June 1999, the Company entered into a securities purchase agreement whereby the Company issued 2,782,424 shares of Series A convertible participating preferred stock, 1,391,212 shares of redeemable preferred stock and warrants to purchase 825,834 shares of the Company's common stock at $2.42 per share. The Company received $5,895,000 (net of issuance costs of $105,000). The proceeds from the offering were allocated to the financial instruments issued based upon their relative fair values and resulted in allocating $2,276,000 to the Series A convertible participating preferred stock, $3,109,000 to the redeemable preferred stock, $510,000 to the warrants and $1,447,000 to the favorable conversion feature, of which $611,000 was

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)

allocated to the convertible participating preferred stock and $836,000 was allocated to the redeemable preferred stock. In addition, the Company's founders sold 1,205,716 of the Company's common stock held by them to the investors for $2.16 per share. The warrants are exercisable after December 11, 2000 and expire on June 11, 2003. The Company valued the warrants using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.92%; contractual life of 4 years; and expected volatility of 130%. None of the warrants had been exercised by December 31, 2000.

   During November 2000, the Company entered into an agreement giving it a right to repurchase a portion of the shares of Series A convertible participating preferred stock based upon a defined formula provided the Company completed an initial public offering ("IPO") by September 11, 2001.

   In September 2000, the Company entered into a note and warrant purchase agreement with certain stockholders (including its Chief Executive Officer) whereby the Company issued 8% convertible promissory notes which were converted in November 2000 into 145,430 shares of Series B convertible participating preferred stock ($1,011,000 to its CEO) and 145,428 shares of Series B-1 convertible participating preferred stock ($999,000 net of issuance costs of $12,000). In addition, the Chief Executive Officer received warrants to purchase 14,388 shares of Series B convertible participating preferred stock and the other stockholders received warrants to purchase 14,386 shares of Series B-1 convertible participating preferred stock at $0.01 per share. The warrants were exercisable upon issuance and Series B-1 warrants expire on the earlier of (i) an IPO or (ii) a liquidation event. The fair value of the warrants at the date of issuance was estimated to be $63,000. The Company valued the warrants using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.83%, contractual life of 365 days, and expected volatility of 75%. No warrants were exercised prior to December 31, 2000. The estimated fair value of these warrants has been accounted for as interest expense as the warrant was originally issued in connection with a promissory note. A portion of the shares of common stock issuable upon the conversion of Series B-1 convertible participating preferred stock is subject to a repurchase agreement whereby the Company can repurchase such shares of common stock at a cost of $0.001 per share. The repurchase right expires 60 days after certain qualifying events such as an IPO. This repurchase right results in an effective conversion rate of one share of common stock for each share of Series B-1 convertible participating preferred stock.

   In November 2000, the Company sold 1,467,626 shares of Series B convertible participating preferred stock at $6.95 per share for net proceeds of $10,064,000 (less issuance costs of $136,000). As part of the issuance of Series B convertible participating preferred stock, the Company issued warrants to purchase 719,425 shares of the Company's Series B convertible participating preferred stock for $6.95 per share. The warrants were exercisable after November 15, 2000 and expired on December 31, 2000. The fair value of the warrants at the date of issuance was estimated to be $540,000. The Company valued the warrants using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.83%, contractual life of 46 days, and expected volatility of 75%. None of the warrants had been exercised by December 31, 2000. The estimated fair value of these warrants has been accounted for as a reduction to the preferred stock financing proceeds. In January 2001, the Company's Board of Directors approved the extension of the expiration date of these warrants from December 31, 2000 to March 31, 2001. The increase in the fair value of the warrants as a result of this extension was estimated to be $407,000 and has been accounted for as a deemed dividend to Series B convertible participating preferred stockholders.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   In February 2001, the Company sold 143,886 shares of its Series B convertible participating preferred stock for net proceeds of $1,000,000 and recorded a beneficial conversion dividend of $170,000 in connection with the issuance.

   The Company will issue additional shares of common stock to Series B convertible participating preferred stockholders if the sales price in the Company's next liquidity event such as an IPO is lower than a predetermined price per share. The Company will measure the contingent beneficial conversion feature at the commitment date and treat this feature as a preferred dividend but will not recognize this preferred dividend in earnings until the date the contingency is resolved.

   The significant terms of the convertible participating preferred stock and the redeemable preferred stock are as follows:

  . The holders of the convertible participating preferred stock have voting rights equivalent to the number of shares of common stock into which they are convertible. The holders of redeemable preferred stock are entitled to one vote per share and to vote with the holders of common stock, voting together as a single class.

  . The convertible participating preferred stockholders are entitled to receive dividends as determined by the Board of Directors, as well as participation in any dividends declared or paid to the common stockholders. The holders of redeemable preferred stock are entitled to receive cumulative cash dividends on the redeemable preferred stock at the rate per annum of $0.19 per share (adjusted to protect against dilution). Such dividends accumulate annually as of December 31 of each year beginning June 11, 1999 until paid and will be cumulative, to the extent unpaid, whether or not they have been declared and whether or not there are profits, surplus or other funds of the Company legally available for payment. As of December 31, 2000, the Company had recorded $411,000 with respect to the dividends attributable to the redeemable preferred stockholders.

  . Each share of convertible participating preferred stock is effectively convertible at any time into one share of common stock, subject to certain adjustments as described in the preferred stock agreements. The Company can be required to convert the convertible participating preferred stock into common stock at the consent of not less than two-thirds of the outstanding convertible participating preferred stockholders, voting together as a single class. Each share of convertible participating preferred stock automatically converts into common stock upon the closing of the sale of the Company's common stock in a public offering in which the aggregate cash proceeds, net of underwriting discounts and commissions, exceed $20,000,000 and the offering price equals or exceeds $4.3128 per share. The redeemable preferred stock does not have conversion rights.

  . In the event of a liquidation, dissolution, winding up or change of control of the Company, the holders of Series A convertible participating preferred stock, Series B convertible participating preferred stock, and Series B-1 convertible participating preferred stock are entitled to receive $1.5454, $6.95 and $6.95 per share, respectively, subject to adjustment based on the value of the liquidation event plus an amount equal to the value of the shares of common stock into which such shares of convertible participating preferred stock are convertible as established in connection with an extraordinary transaction as defined in the preferred financing agreement, plus any declared but unpaid dividends, plus any accrued interest in the event of a prohibited redemption at the rate of 12% per annum, or 5% over the prime rate during

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)

   the period from the applicable redemption through the date the shares are redeemed. The holders of Series B and B-1 convertible participating preferred stock may not receive an aggregate liquidation amount of more than $17.38 per share. Redeemable preferred stockholders are entitled to receive $3.09 per share, plus any accumulated but unpaid dividends, plus any accrued interest in the event of a prohibited redemption at the rate of 12% per annum, or 5% over the prime rate during the period from the applicable redemption date through the date the shares are redeemed, prior to any distribution to the common stockholders. If the amounts payable to the redeemable preferred stockholders are not paid in full, the convertible preferred stockholders and redeemable preferred stockholders shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

  . Upon the written consent of the holders of not less than two-thirds of convertible participating preferred stock (voting together as a single class), at any time on or after January 1, 2006 and prior to June 11, 2006, at any time on or after June 11, 2006 and prior to June 11, 2007, at any time on or after June 11, 2007, up to 33.3%, 66.6% and 100%, respectively, of the originally-issued convertible participating preferred stock. The per share redemption price for the Series A, Series B and Series B-1 convertible participating preferred stock will be equal to the amount each Series would receive upon a liquidation, dissolution, winding up or change of control of the Company, as defined above.

   The redeemable preferred stock must be redeemed at the closing of a qualifying initial public offering. In addition, upon the written consent of the holders of not less than two-thirds of redeemable preferred stock, at any time on or after January 1, 2006 and prior to June 11, 2006, at any time on or after June 11, 2006 and prior to June 11, 2007, at any time on or after June 11, 2007, up to 33.3%, 66.6% and 100%, respectively, of the originally-issued redeemable preferred stock. The per share redemption price for the redeemable preferred stock will be $3.09 plus any accumulated but unpaid dividends. The Company has accreted to the redemption value an amount of $35,000 for the year ended December 31, 2000 attributable to the Redeemable Preferred Stock.

7. Stockholders' Equity

 Stock Splits

   On August 3, 1999, the Board of Directors authorized two-for-one stock split of the Company's common stock. All share and per share amounts in these financial statements have been adjusted to give effect to these splits.

 Stock Option Plans

   The 1997 Equity Incentive Plan ("the 1997 Plan") provides for the granting of stock options and restricted stock to employees and consultants of the Company. Options granted under the 1997 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 9,160,506 shares of common stock for issuance under the 1997 Plan.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   Options under the 1997 Plan may be granted for periods of up to ten years. The exercise price of an ISO, NSO and restricted stock shall not be less than 100%, 85% and 85% of the estimated fair value of the shares on the date of grant, respectively, and the exercise price of an ISO, NSO and restricted stock granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable immediately in the event of termination and are then subject to repurchase by the Company. This repurchase right generally lapses over the original vesting schedule. Options generally vest over four years.

   In July 2000, the Company's Board of Directors adopted the U.K. Company Share Option Plan (the "UK Plan") with respect to the Company's wholly-owned United Kingdom subsidiary. The provisions of the UK Plan are similar to those of the 1997 Plan. The Company has reserved 160,000 shares of common stock for issuance under the UK Plan.

   Stock option activity for all plans is summarized as follows:

                                                            Weighted
                                                            Average   Weighted
                                                            Exercise  Average
                                                  Number     Price   Fair Value
                                                ----------  -------- ----------
     Balance, January 1, 1998..................  1,790,000  $0.0375
     Granted...................................  1,311,350   0.1438   $0.0448
     Exercised.................................   (138,324)  0.0375
     Canceled..................................    (44,167)  0.0375
                                                ----------
     Balance, December 31, 1998*...............  2,918,859  $0.0853
     Granted...................................  1,426,467   0.8738   $0.2787
     Exercised................................. (1,538,745)  0.0593
     Canceled..................................   (165,677)  0.1212
                                                ----------
     Balance, December 31, 1999*...............  2,640,904  $0.5364
     Granted...................................  3,741,184   2.5703   $4.9228
     Exercised................................. (1,224,098)  0.7852
     Canceled..................................   (653,358)  1.2127
                                                ----------
     Balance, December 31, 2000*...............  4,504,632  $2.0597
     Granted**.................................    784,925   3.0000   $4.9851
     Exercised**...............................    (65,898)  0.6462
     Canceled**................................   (266,581)  2.6943
                                                ----------
     Balance, March 31, 2001* (unaudited)......  4,957,078  $2.1935
                                                ==========

--------
 * Exercisable shares and weighted average exercise price of 1,147,510 and $0.0375 for 1998, 258,239 and $0.0573 for 1999, 460,471 and $1.0011 for
    2000, and 1,040,627 and $1.3394 for 2001.
**  Unaudited.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2001 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   The following table summarizes information as of December 31, 2000 concerning currently outstanding and vested options:

                            Options Outstanding              Options Vested
                     -------------------------------------  -------------------
                                    Weighted
                                     Average
                                    Remaining    Weighted             Weighted
                                   Contractual   Average              Average
      Exercise         Number         Life       Exercise             Exercise
        Price        Outstanding     (Years)      Price     Number     Price
      --------       -----------   -----------   --------   -------   --------
       $0.0375          453,900       7.30       $0.0375    180,068   $0.0375
        0.5000          267,071       8.05        0.5000     46,802    0.5000
        1.0000          963,019       8.88        1.0000    135,000    1.0000
        3.0000        2,820,642       9.52        3.0000     98,601    3.0000
                      ---------                             -------
   $0.0375-$3.0000    4,504,632       9.07       $2.0597    460,471   $1.0011
                      =========                             =======

   At December 31, 2000, 374,709 shares remained available for future grant.

   In February 2001, the Board of Directors reserved an additional 1,500,000 shares of common stock for issuance under the 1997 Plan.

 Additional Stock Plan Information

   SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method of accounting for stock-based compensation. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2000 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   The Company's calculations for employee grants were made using the minimum value model for grants with the following weighted average assumptions: expected life of four years from date of grant; risk free interest rate of 6.00%, 6.25% and 6.00% for the years ended December 31, 1998, 1999, and 2000 respectively; and no dividends during the expected term. The Company's calculations are based on a multiple award valuation approach and forfeitures are recognized as they occur. If the computed values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net income (loss) would have been (in thousands, except per share amounts):

                                                       1998   1999      2000
                                                       ----- -------  --------
     Net income (loss)
       As reported.................................... $ 121 $(1,260) $(31,200)
       Pro forma...................................... $ 110 $(1,346) $(38,034)
     Basic net income (loss) per share
       As reported.................................... $0.01 $ (0.06) $  (1.19)
       Pro forma...................................... $0.00 $ (0.06) $  (1.44)
     Diluted net income (loss) per share
       As reported.................................... $0.00 $ (0.06) $  (1.19)
       Pro forma...................................... $0.00 $ (0.06) $  (1.44)

 Notes Receivable from Stockholders

   At December 31, 2000, notes receivable from stockholders, representing notes receivable from certain officers and other employees of the Company, were comprised of (dollars in thousands, except share and per share amounts):

                                                 Stock Purchased
                                               -------------------
                 Issue Date             Amount  Number   Per Share Interest Rate
                 ----------             ------ --------- --------- -------------
     January 3, 2000................... $1,643 1,645,000   $1.00       6.21%
     January 7, 2000...................    150   149,850    1.00       6.25
     June 1, 2000......................    100    33,333    3.00       8.00

   In January 2000 the Company sold 1,645,000 shares of common stock to its Chief Executive Officer for $1.00 per share.

   These full recourse notes are secured by common stock and generally are due three years from the issue dates. The stock sold in connection with certain of these notes is subject to repurchase by the Company at the original issuance price. This right generally lapses over a four-year period subject to continued employment. At December 31, 2000, approximately 1,380,065 shares of common stock were subject to repurchase.

 Deferred Stock Compensation

   The Company accounts for its stock-based awards to employees and other equity transactions using the intrinsic value method in accordance with APB No.
25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company's common stock on the date of grant. Such deferred stock compensation cost aggregated $3,676,000, $23,933,000 and

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2000 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)

$2,590,000 in 1999, 2000 and the three months ended March 31, 2001 respectively, and is being amortized to expense over the vesting period of the options, generally four years, using a multiple option award valuation approach which results in accelerated amortization of the expense. The weighted average fair value of the Company's common stock was $3.83, $6.67 and $7.07 per share for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001, respectively.

   During 2000 the Company issued nonstatutory common stock options to consultants to purchase 131,900 shares of common stock and recorded stock compensation expense of $554,000 as a result of issuing these options. The fair value attributable to the unvested portion of these options is subject to adjustment based upon the future value of the Company's common stock. The fair values of these options were determined at the vesting date using the methods specified by SFAS 123 with the following weighted average assumptions: expected life of four years from the date of grant; risk free interest rate of 6.00%; volatility, 75% and no dividends during the expected term.

8. Net Income (Loss) per Share

   The following table sets forth the reconciliation of net income (loss) and weighted average common shares outstanding used in the computation of basic and diluted income (loss) per share (in thousands, except per share amounts):

                                                           Three Months Ended
                                Years Ended December 31,        March 31,
                                -------------------------  --------------------
                                 1998    1999      2000      2000       2001
                                ------- -------  --------  ---------  ---------
Net income (loss) attributable
 to common stockholders
 (numerator)
  Net income (loss)...........  $   121 $(1,260) $(31,200) $  (5,377) $  (7,310)
  Accretion of redemption
   value on redeemable
   preferred stock............      --      (22)      (35)        (9)        (9)
  Redeemable preferred stock
   dividend...................      --     (147)     (264)       (65)       (65)
  Extension of term of Series
   B convertible participating
   preferred stock warrant....      --      --        --         --        (407)
  Series B convertible
   participating preferred
   stock beneficial conversion
   dividend...................      --      --        --         --        (170)
                                ------- -------  --------  ---------  ---------
Net income (loss) applicable
 to common stockholders
 (numerator)..................  $   121 $(1,429) $(31,499) $  (5,451) $  (7,961)
                                ======= =======  ========  =========  =========
Shares (denominator)
  Weighted average common
   shares outstanding.........   24,066  24,344    28,027     27,609     28,705
  Weighted average common
   shares subject to
   repurchase.................      --      --     (1,621)    (1,770)    (1,322)
                                ------- -------  --------  ---------  ---------
  Shares used in computation
   of basic net income (loss)
   per share..................   24,066  24,344    26,406     25,839     27,383
  Dilutive effect of stock
   options....................    2,109     --        --         --         --
                                ------- -------  --------  ---------  ---------
  Shares used in computation
   of diluted net income
   (loss) per share...........   26,175  24,344    26,406     25,839     27,383
                                ======= =======  ========  =========  =========
Basic net income (loss) per
 share........................  $  0.01 $ (0.06) $  (1.19) $   (0.21) $   (0.29)
                                ======= =======  ========  =========  =========
Diluted net income (loss) per
 share........................  $  0.00 $ (0.06) $  (1.19) $   (0.21) $   (0.29)
                                ======= =======  ========  =========  =========

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2000 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   No antidilutive securities were outstanding at December 31, 1998. For the years ended December 31, 1999 and 2000 and the three months ended March 31, 2000 and 2001, the Company had securities outstanding which could potentially dilute basic net loss per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consisted of the following:

                                           Years Ended     Three Months Ended
                                          December 31,          March 31,
                                       ------------------- -------------------
                                         1999      2000      2000      2001
                                       --------- --------- --------- ---------
   Redeemable preferred stock......... 1,391,212 1,391,212 1,391,212 1,391,212
   Series A convertible participating
    preferred stock................... 2,782,424 2,782,424 2,782,424 2,782,424
   Series B convertible participating
    preferred stock...................       --  1,613,056       --  1,756,942
   Series B-1 convertible
    participating preferred stock.....       --    145,428       --    145,428
   Common stock options............... 2,640,904 4,504,632 2,887,354 4,957,078
   Common stock warrants..............   825,834   825,834   825,834   825,834
   Preferred stock warrants...........       --    748,199       --     28,774

9. Employee Benefit Plans

   The Company has a 401(k) Savings Plan (the "401(k) Plan"), which covers all full time employees who are at least 21 years old and have completed three months of service. Participants may contribute a portion of their earnings to the 401(k) Plan, up to a maximum allowed under the law. A discretionary profit sharing contribution may be made by the Company. The Company has not made any contributions since inception.

10. Commitments

   The Company leases its office facilities and certain equipment under non-cancelable operating leases which expire through 2006.

   At December 31, 2000, the future minimum lease payments are as follows (in thousands):

     2001.............................................................. $ 2,917
     2002..............................................................   3,122
     2003..............................................................   3,247
     2004..............................................................   3,057
     2005 and thereafter...............................................   2,517
                                                                        -------
     Total future minimum payments..................................... $14,860
                                                                        =======

   Rent expense for the periods ended December 31, 1998, 1999 and 2000 and for the three months ended March 31, 2000 and 2001 totaled $377,000, $451,000, $1,839,000, $311,000 and $543,000, respectively.

11. Geographic, Segment and Significant Customer Information

   The Company operates primarily in one industry segment: the development and marketing of technology chain management software. The Company's chief operating decision maker is the Chief Executive Officer.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2000 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   Revenues from customers by geographic area are as follows (in thousands):

                                                                   Three Months
                                                 Years Ended           Ended
                                                December 31,         March 31,
                                           ----------------------- -------------
                                            1998    1999    2000    2000   2001
                                           ------- ------- ------- ------ ------
     North America........................ $10,194 $18,858 $33,277 $4,895 $9,170
     Europe...............................   1,056     475   2,557    193  3,930

   As of December 31, 2000 and 1999, the Company's long-lived assets outside the United States were not significant.

   In 1998, sales to one customer comprised 22.9% of total revenues. In 1999, sales to one customer comprised 13.2% of total revenues. In 2000, sales to one customer comprised 17.3% of total revenues. For the three months ended March 31, 2000 sales to two customers comprised 16.7% and 10.9 percent, respectively. For the three-months ended March 31, 2001, sales to two customers comprised 11.1% and 10.8%, respectively.

   At December 31, 1998, the Company had receivables due from three customers, which were 12.6%, 10.7%, and 10.3% of total receivables, respectively. At December 31, 1999, two customer receivable balances comprised 18.6% and 12.6% of total receivables, respectively. At December 31, 2000, two customer receivable balances comprised 22.4% and 7.8% of total receivables, respectively. For the period ended March 31, 2000, two customer receivable balances comprised 18.3% and 17.2% of total receivables, respectively. At March 31, 2001, three customer receivable balances comprised 13.7%, 12.4% and 9.8% of total receivables, respectively.

12. Subsequent Events

   In June 2001, the Company's Board of Directors approved the following:

  . Adoption of the Company's 2001 Equity Incentive Plan (the "2001 Plan").
    The 2001 Plan will become effective upon the closing of the Company's initial public offering. 3,000,000 shares of common stock have been reserved for issuance under the 2001 Plan. In addition, shares reserved for issuance under the 1997 Plan will be reserved for issuance under the 2001 Plan. The number of shares reserved will automatically increase on the first day of each fiscal year by a number of shares equal to 5% of the outstanding shares of common stock on December 31 of the preceding year, subject to reduction by the Company's Board of Directors or the Company's Stock Option and Performance-Based Compensation Committee.

  . Adoption of the Company's 2001 Employee Stock Purchase Plan (the "ESPP").
    The ESPP will become effective upon the closing of the Company's initial public offering. A total of 500,000 shares of common stock have been reserved for issuance under the ESPP. The number of shares reserved will automatically increase on the first day of each fiscal year by a number of shares equal to 1% of the outstanding shares of common stock on December 31 of the preceding year, subject to reduction by the Company's Board of Directors or the Company's Stock Option and Performance-Based Compensation Committee. Under the ESPP, shares of common stock will be sold to employees at a price not less than 85% of the lower of the fair market value at the beginning of the two-year offering period or the end of the six-month purchase periods.

                         KINTANA, INC. AND SUBSIDIARIES

            For the Years Ended December 31, 1998, 1999 and 2000 and
                 the Three Months Ended March 31, 2000 and 2001

        (Information as of March 31, 2000 and for the Three Months ended
                March 31, 2000 and March 31, 2001 is Unaudited)


   Subsequent to March 31, 2001 and up to July 9, 2001, the Company sold an aggregate of 2,126,407 shares of Series B convertible participating preferred stock and 287,770 shares of Series B-1 convertible participating preferred stock for aggregate gross proceeds of $16.8 million. In connection with these issuances, the Company will record beneficial conversion dividends.

                            [LOGO OF KINTANA, INC.]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses to be paid by us in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

   Securities and Exchange Commission registration fee................. $17,500
   NASD filing fee.....................................................   7,500
   Nasdaq National Market listing fee..................................  95,000
   Accounting fees and expenses........................................    *
   Legal fees and expenses.............................................    *
   Printing expenses...................................................    *
   Directors and officers liability insurance..........................    *
   Road show expenses..................................................    *
   Transfer agent and registrar fees...................................    *
   Blue sky fees and expenses..........................................    *
   Miscellaneous.......................................................    *
                                                                        -------
     Total............................................................. $ *
                                                                        =======

--------
*  To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, under the Securities Act of 1933.

   Our certificate of incorporation provides that our directors shall not be liable to us or to our stockholders for monetary damages for any breach of fiduciary duty, except:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law, regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions. Our bylaws also require us to advance expenses, as incurred, to our directors and executive officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions. These rights are not exclusive.

   We are in the process of obtaining additional policies of insurance under which coverage will be provided (1) to our directors, executive officers and some of our employees for specific liabilities, including public securities matters and breach of fiduciary, and (2) to us with respect to payments which may be made by us to our officers and directors under the above indemnification provision or otherwise as a matter of law. We also intend to enter into indemnification agreements with our current directors and executive officers obligating us to indemnify these directors and officers for expenses and liabilities incurred in connection with actions or proceedings brought against them in their capacities as our agents.

   In connection with our Series A preferred stock financing, we entered into an indemnification agreement with Kurt R. Jaggers, one of our directors, and TA Associates and its affiliated entities under which we agreed to indemnify them for expenses and liabilities incurred in connection with actions or proceedings brought against them in their capacities as our agents.

   We intend to enter into an underwriting agreement in connection with this offering which provides for the indemnification of our officers and directors by the underwriters against some liabilities, including liabilities arising under the Securities Act.

   Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                       Exhibit
   Title of Document                                                   Number
   -----------------                                                   -------
   Form of Underwriting Agreement.....................................   1.01
   Restated Certificate of Incorporation, as filed with the Delaware
    Secretary of State on November 15, 2000...........................   3.02
   Amended and Restated Bylaws, as adopted on June 28, 2001...........   3.05
   Form of Indemnity Agreement........................................  10.01
   Chain Link Technologies, Inc. Indemnification Agreement............  10.08

Item 15. Recent Sales of Unregistered Securities.

   The following table sets forth information regarding all securities sold by us since January 1, 1997. The numbers of shares reflect all stock splits that have occurred as of the date of this registration statement.

                                                                       Aggregate
                                                                       Purchase
Date of                                      Title and Amount      Price and Form of
Sale               Purchasers               of Securities Sold       Consideration
-------            ----------               ------------------     -----------------
6/11/99   Entities affiliated with      2,782,424 shares of        $1,700,000 cash
          TA Associates                 convertible participating
                                        preferred stock (1)


                                        1,391,212 shares of        $4,300,000 cash
                                        redeemable preferred stock
                                        (2)


                                        Warrants to purchase       --
                                        825,834 shares of common
                                        stock


12/31/99  Bryan E. Plug                 30,000 shares of common    $30,000 cash
                                        stock


1/03/00   Bryan E. Plug                 1,645,000 shares of common $1,645 cash
                                        stock                      $1,643,355
                                                                   secured full
                                                                   recourse
                                                                   promissory note


01/03/00  Cala Family 2000 Trust        3,000 shares of common     $3,000 cash
                                        stock


01/07/00  John Miles                    150,000 shares of common   $150 cash
                                        stock                      $149,850 secured
                                                                   full recourse
                                                                   promissory note

                                                                        Aggregate
                                                                        Purchase
Date of                                       Title and Amount      Price and Form of
Sale                Purchasers               of Securities Sold       Consideration
-------             ----------               ------------------     -----------------
09/01/00   Arnold Ingalls Moranville     25,000 shares of common    $75,000 for
           Advertising                   stock                      services
                                                                    rendered


11/15/00   Entities affiliated with      145,428 shares of Series   $1,010,725
           TA Associates                 B-1 convertible            cancellation of
                                         participating preferred    indebtedness
                                         stock (3)

11/15/00   Bryan E. Plug                 145,430 shares of Series B $1,010,739
                                         convertible participating  cancellation of
                                         preferred stock (4)        indebtedness

11/15/00   Fenwick & West Investments    28,777 shares of Series B  $200,000 cash
           LLC                           convertible participating
                                         preferred stock


11/15/00   Camelot Ventures/Kintana LLC  1,438,849 shares of Series $10,000,001 cash
                                         B convertible
                                         participating preferred
                                         stock

01/02/01   Don and Julie Weidenfeld      35,971 shares of common    $107,913 for
                                         stock                      services
                                                                    rendered

2/7/01     Entities affiliated with      143,886 shares of Series B $1,000,006 cash
           U.S. Bancorp Piper Jaffray    convertible participating
           and Dain Rauscher Wessels     preferred stock

4/4/01     Entities affiliated with      1,079,137 shares of Series $7,500,002 cash
           J&W Seligman & Co.            B convertible
                                         participating preferred
                                         stock

6/22/01    Entities affiliated with      287,770 shares of Series   $2,000,002 cash
           TA Associates                 B-1 convertible
                                         participating preferred
                                         stock

6/29/01    Granite Global Venture L.P.   431,655 shares of Series B $3,000,002 cash
                                         convertible participating
                                         preferred stock

Through    Employees, optionees and      3,088,099 shares of common $1,205,133 cash
 06/30/01  consultants                   stock                      or services
                                                                    rendered

7/06/01    Entities affiliated with      143,886 shares of Series B $1,000,008 cash
           Pogue Capital                 convertible participating
                                         preferred stock

7/09/01    Camelot Ventures/Kintana LLC  471,729 shares of Series B $3,278,517 cash convertible participating
                                         preferred stock

--------
(1) Upon the closing of this offering, each share of convertible participating preferred stock will automatically convert into one share of common stock.
(2) Upon the closing of this offering, each share of redeemable preferred stock will automatically be redeemed for cash.
(3) Upon the closing of this offering, each share of Series B-1 convertible participating preferred stock will effectively convert into the same number of shares of common stock as the Series B convertible participating preferred stock.
(4)   Upon the closing of this offering each share of Series B convertible
      participating preferred stock will convert into      shares of common
      stock (for purposes of this initial filing, it has been assumed that each share of Series B convertible participating preferred stock will convert into one share of common stock).

   All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

   All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

Item 16. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed with this registration statement:

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  1.01   Form of Underwriting Agreement.*

  3.01   Restated Certificate of Incorporation, as filed with the Delaware
          Secretary of State on November 15, 2000.

  3.02 Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on April 4, 2001.

  3.03 Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on June 28, 2001.

  3.04 Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.

  3.05   Restated Bylaws, as adopted on June 28, 2001.

  4.01   Form of specimen certificate representing shares of our common stock.*

  4.02   Amended and Restated Registration Rights Agreement, dated November 15,
          2000.

  5.01 Opinion of Fenwick & West LLP regarding the legality of the securities being registered.*

 10.01 Form of Indemnity Agreement to be entered into between Kintana and each of its executive officers and directors.*

 10.02 1997 Equity Incentive Plan, as amended January 24, 2001, and related forms of agreements.

 10.03   Chain Link Technologies Limited Company Share Option Scheme.

 10.04 2001 Equity Incentive Plan, as adopted June 28, 2001 and to be effective upon the closing of this offering, and related forms of agreements.

 10.05 2001 Employee Stock Purchase Plan, as adopted June 28, 2001 and to be effective upon the closing of this offering, and related forms of agreements.

 10.06   Securities Stock Purchase Agreement, dated June 11, 1999.

 10.07   Securities Purchase Agreement, dated November 15, 2000, as amended.

 10.08   Chain Link Technologies, Inc. Indemnification Agreement.

 10.09   Restricted Stock Purchase Agreement, dated December 22, 1999, between
          Kintana and Bryan E. Plug.

 10.10   Restricted Stock Purchase Agreement, dated January 3, 2000, between
          Kintana and Bryan E. Plug.

 10.11   Secured Full Recourse Promissory Note, dated January 3, 2000, from
          Bryan E. Plug to Kintana.

 10.12   Secured Full Recourse Promissory Note, dated September 25, 2000, from
          Paul J. McFeeters to Kintana.

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
 10.13   Offer letter, dated August 27, 1999, by Kintana to Robert J. Eve.

 10.14   Employment agreement, dated December 31, 1999, between Kintana and
          Bryan E. Plug.*

 10.15   Offer letter, dated April 4, 2000, by Kintana to Ronald J. Benza.

 10.16   Offer letter, dated May 23, 2000, by Kintana to Paul J. McFeeters.

 10.17   Offer letter, dated September 29, 2000, by Kintana to Michael C.
          Hallett.

 10.18   Offer letter, dated May 10, 2001 by Kintana to Keith W. Carlson.

 10.19 Sublease, dated September 30, 1999, between Ariba, Inc. and Kintana, together with Industrial Complex Lease between MP Caribbean, Inc. and
          Ariba Technologies, Inc.*

 10.20   Lease, dated August 28, 2000, between MP Caribbean, Inc. and Kintana.*

 10.21   Loan and Security Agreement, dated August 1, 2000, between Kintana and
          Silicon Valley Bank.*

 10.22   Collateral Assignment, Patent Mortgage and Security Agreement, dated
          August 1, 2000, between Kintana and Silicon Valley Bank.*

 10.23   Amendment to Loan Documents, dated August 1, 2000, between Kintana and
          Silicon Valley Bank.*

 21.01   List of subsidiaries.

 23.01   Consent of Deloitte & Touche LLP, independent auditors.

 23.02   Consent of Fenwick & West LLP (included in Exhibit 5.01).*

 24.01   Power of Attorney (see page II-7 of this registration statement).

--------
*  To be filed by amendment.

   (b) The following financial statement schedule is filed herewith:

     Schedule II--Valuation and Qualifying Accounts

   Other financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 12th day of July, 2001.

                                          Kintana, Inc.

                                                   /s/ Bryan E. Plug
                                          By: _________________________________
                                                       Bryan E. Plug,
                                             Co-Chairman of the Board of Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Bryan E. Plug, Raj Jain and Paul J. McFeeters, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such person or persons so acting deems appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

Principal Executive Officers:

        /s/ Bryan E. Plug              Co-Chairman of the Board      July 12, 2001
______________________________________ and Chief Executive
            Bryan E. Plug              Officer

           /s/ Raj Jain                Co-Chairman of the Board,     July 12, 2001
______________________________________ President and Chief
               Raj Jain                Technology Officer
Principal Financial Officer and
Principal Accounting Officer:

      /s/ Paul J. McFeeters            Chief Financial Officer       July 12, 2001
______________________________________
          Paul J. McFeeters
Additional Directors:

        /s/ Ram Duraiswamy             Director and Vice             July 12, 2001
______________________________________ President, Strategic
            Ram Duraiswamy             Initiatives

      /s/ Nicholas W. Fergis           Director and Vice             July 12, 2001
______________________________________ President, Strategy
          Nicholas W. Fergis


              Signature                          Title                   Date
              ---------                          -----                   ----
                                       Director
______________________________________
          Kenneth A. Goldman

         /s/ Kurt R. Jaggers           Director                      July 12, 2001
______________________________________
           Kurt R. Jaggers

         /s/ Raymond G. Stern          Director                      July 12, 2001
______________________________________
           Raymond G. Stern

         /s/ Anthony Zingale           Director                      July 8, 2001
______________________________________
           Anthony Zingale

                                   SCHEDULE I

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Stockholders of Kintana, Inc.:

We have audited the accompanying consolidated financial statements of Kintana, Inc. and subsidiaries (the Company) as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 and have issued our report thereon dated April 27, 2001 (July 9, 2001 as to Note 12) (included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
April 27, 2001

                                  SCHEDULE II

                         KINTANA, INC. AND SUBSIDIARIES

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                  Years Ended December 31, 1998, 1999 and 2000

                                     Additions
                         Balance at   Charged    Reclassifications            Balance at
                         Beginning    to Costs    and Charges to                End of
     Description         of Period  and Expenses  Other Accounts   Deductions   Period
     -----------         ---------- ------------ ----------------- ---------- ----------
Year ended December 31,
 1998--
 Allowance for doubtful
  accounts..............    $ --        $ --           $ --          $  --       $ --
Year ended December 31,
 1999--
 Allowance for doubtful
  accounts..............    $ --        $300           $ --          $  --       $300
Year ended December 31,
 2000--
 Allowance for doubtful
  accounts..............    $300        $375           $ --          $(134)      $541




                  SEE INDEPENDENT AUDITORS' REPORT ON SCHEDULE

                                 EXHIBIT INDEX

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  3.01   Restated Certificate of Incorporation, as filed with the Delaware
          Secretary of State on November 15, 2000.

  3.02 Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on April 4, 2001.

  3.03 Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on June 28, 2001.

  3.04 Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering.

  3.05   Restated Bylaws, as adopted on June 28, 2001.

  4.02   Amended and Restated Registration Rights Agreement dated November 15,
          2000.

 10.02 1997 Equity Incentive Plan, as amended January 24, 2001, and related forms of agreements.

 10.03   Chain Link Technologies Limited Company Share Option Scheme.

 10.04 2001 Equity Incentive Plan, as adopted June 28, 2001 and to be effective upon the closing of this offering, and related forms of agreements.

 10.05 2001 Employee Stock Purchase Plan, as adopted June 28, 2001 and to be effective upon the closing of this offering, and related forms of agreements.

 10.06   Securities Stock Purchase Agreement, dated June 11, 1999.

 10.07   Securities Purchase Agreement, dated November 15, 2000, as amended.

 10.08   Chain Link Technologies, Inc. Indemnification Agreement, dated May 11,
          1999, between Chain Link Technologies, Inc., Kurt A. Jaggers and entities affiliated with TA Associates.

 10.09   Restricted Stock Purchase Agreement, dated December 22, 1999, between
          Kintana and Bryan E. Plug.

 10.10   Restricted Stock Purchase Agreement, dated January 3, 2000, between
          Kintana and Bryan E. Plug.

 10.11   Secured Full Recourse Promissory Note, dated January 3, 2000, from
          Bryan E. Plug to Kintana.

 10.12   Secured Full Recourse Promissory Note, dated September 25, 2000, from
          Paul J. McFeeters to Kintana.

 10.13   Offer letter, dated August 27, 1999, by Kintana to Robert J. Eve.

 10.15   Offer letter, dated April 4, 2000, by Kintana to Ronald J. Benza.

 10.16   Offer letter, dated May 23, 2000, by Kintana to Paul J. McFeeters.

 10.17   Offer letter, dated September 29, 2000, by Kintana to Michael C.
          Hallett.

 10.18   Offer letter, dated May 10, 2001 by Kintana to Keith W. Carlson.

 21.01   List of subsidiaries.

 23.01   Consent of Deloitte & Touche LLP, independent auditors.